(I believe)

DTE Energy




03055169

(I believe)


DTE ENERGY CO
AR/S
P.E. 12-31-02
1-11607

(I believe)

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PROCESSED
APR 10 2003
THOMSON
FINANCIAL

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WE BELIEVE that **HOW** we achieve results is as important as the results themselves

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Felix Gutierrez
Floor Support Analyst

Steve Joliffe
Business Development Director
Energy Services


(I believe)
THAT I CAN MAKE
A DIFFERENCE

Ella Bradley
Allen Road Warehouse

Contents

2 DTE Energy Business Segments

4 Financial Highlights

5 Letter to Shareholders
I believe in delivering on my commitments

10 Balancing Continued Growth with Financial Stability
I believe in sensible, steady growth

12 Keeping Customers Means Serving Them Better
I believe that customers come first

14 There's Always a Better Way and We're Finding It
We believe we can do it better ... and better ... and still better

16 Every Employee Contributes to Our Success
We believe in our company

18 A Credible Team of Officers Leads Our Way

20 An Active Board Oversees Our Growth

21 Letter from Chief Financial Officer
I believe in telling it like it is

22 Management's Discussion and Analysis

34 Report of Management's Responsibility and Independent Auditors' Report

35 Financial Statements

40 Notes to Consolidated Financial Statements

66 11-Year Statistical Review

68 Words Our Industry Uses

69 Celebrating the Past, Energizing the Future
A brief look at Detroit Edison's first 100 years

73 Other Information About DTE Energy



Gary Jones
Supervisor
Systems Operation Center
DTE Energy Distribution



Elvia Ankawi
Environmental Engineer
Fermi 2

Our vision is to establish DTE Energy as the premier regional integrated energy company by providing sustained earnings growth.

Core values of respect, integrity, learning, customer service and business success will be our guide.

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DTE Energy

Business Segments

The whole is greater than the sum of its parts



Katie Pa[illegible]zak
Environmental Affairs Manager
Energy Services



Hiram Robinson
Detroit Edison Lineman

Energy Resources

Regulated
Power Generation

Non-Regulated
Energy Services
Energy Marketing & Trading
Coal Services and Biomass

Energy Distribution

Regulated
Power Distribution

Non-Regulated
Distributed Generation

Energy Gas

Regulated
Gas Distribution

Non-Regulated
Exploration & Production and
Gas Storage, Pipelines & Processing



Richard Robinson
Field Operations Leader

Energy Resources

	Overview	Customers
Regulated Power Generation	Power generated from DTE Energy's electric utility, Detroit Edison, by its eight fossil plants, Fermi 2 nuclear plant, and hydroelectric facility.	2.1 million residential, commercial, industrial and wholesale customers in Southeastern Michigan.
Non-Regulated Energy Services	Various businesses that develop and manage energy-related assets and services, including industrial coke production, synfuels production, independent power plants, on-site energy projects, cogeneration facilities and utility services.	Energy intensive companies (industrial, commercial and institutional), such as automotive, and pulp and paper; industrial coke users, utilities and independent power producers.
Energy Marketing & Trading	The electric and natural gas marketing and trading operations of DTE Energy. The focus is on physical power marketing and structured transactions, as well as enhancing returns from DTE Energy's power plant, pipeline and storage assets.	Gas wholesalers, marketers, utilities, aggregators, trading companies and pipeline customers.
Coal Services and Biomass	Businesses involved in coal services and landfill gas recovery.	Utilities, industrial customers in North America, owners and operators of rail fleets, rail shippers; landfill owners, utilities and industries located close to landfills.

Energy Distribution

	Overview	Customers
Regulated Power Distribution	The electric distribution services of Detroit Edison.	2.1 million residential, commercial, industrial and wholesale customers in Southeastern Michigan.
Non-Regulated Distributed Generation	The business that markets and distributes a broad portfolio of distributed generation products, provides application engineering, and monitors and manages distributed energy systems.	Commercial, institutional and industrial customers; utilities, municipalities, cooperatives and government agencies.

Energy Gas

	Overview	Customers
Regulated Gas Distribution	Gas distribution services primarily provided by MichCon, the company's gas utility that purchases, stores and distributes natural gas throughout Michigan.	1.2 million residential, commercial and industrial customers as well as retail marketers.
Non-Regulated Exploration & Production and Gas Storage, Pipelines & Processing	Gas exploration and production primarily develops and produces gas in northern Michigan; and the pipeline and processing business primarily transports and stores gas, and has carbon dioxide facilities.	Gas wholesalers, marketers, utilities, aggregators, trading companies and pipeline customers who transport large volumes of gas on behalf of other companies.

Earnings grow as promised

(Dollars in Millions, Except Per Share Amounts)	2002	2001	% Change
Operating Revenues			
Regulated			
Energy Resources	$ 2,711	$ 2,788	(3)%
Energy Distribution	1,365	1,263	8 %
Energy Gas	1,369	615	N/M
Non-Regulated	1,304	1,125	16 %
	$ 6,749	$ 5,791	17 %
Net Income			
Regulated			
Energy Resources	$ 241	$ 183	32 %
Energy Distribution	153	186	(18)%
Energy Gas	66	15	N/M
Non-Regulated	224	166	35 %
Corporate & Other	(52)	(14)	N/M
	632	536	18 %
Merger and Restructuring Charges	-	(175)	-
MCN Energy Merger Goodwill Amortization	-	(29)	-
	$ 632	$ 332	90 %
Diluted Earnings Per Share			
Regulated			
Energy Resources	$ 1.46	$ 1.19	23 %
Energy Distribution	0.93	1.21	(23)%
Energy Gas	0.40	0.10	N/M
Non-Regulated	1.35	1.07	26 %
Corporate & Other	(0.31)	(0.09)	N/M
	3.83	3.48	10 %
Merger and Restructuring Charges	-	(1.13)	-
MCN Energy Merger Goodwill Amortization	-	(0.19)	-
	$ 3.83	$ 2.16	77 %
Dividends Declared Per Share	$ 2.06	$ 2.06	-
Dividend Yield	4.4%	4.9%	(10)%
Average Common Shares Outstanding (Millions)			
Basic	164	153	7 %
Diluted	165	154	7 %
Book Value Per Share	$ 27.26	$ 28.48	(4)%
Market Price at Year End	$ 46.40	$ 41.94	11 %
Total Market Capitalization	$ 7,770	$ 6,758	15 %
Capital Expenditures	$ 984	$ 1,096	(10)%
Total Assets	$ 19,238	$ 18,881	2 %

N/M - Not Meaningful

Earnings Per Share



'02
$1.35
$2.79
'01
$1.07
$2.50*
'00
$0.65
$2.99*
Non-regulated
Regulated

Non-regulated earnings increased due to growth and expansion of those businesses, while regulated earnings were impacted by economic conditions and weather.

* Excludes merger and restructuring charges, and goodwill amortization.


I believe
IN DELIVERING
ON MY COMMITMENTS

DTE Energy Chairman and Chief Executive Officer Tony Earley

DTE Energy had another good year. Ten percent earnings growth. Stock appreciation of 10.6 percent. A dividend yield of 4.4 percent. Total return to shareholders of 15 percent.

It was an extremely tough time for many companies in our industry. Fortunately, we weathered the storm well.

Not by luck. But with discipline. With a sensible growth strategy. With an effective system of checks and balances. With strong leadership. With employees who care.

What makes DTE Energy different?

We believe that HOW we achieve results is as important as the results themselves.


Ralph Bigelow
Detroit Edison Linesman


Coal Bed Methane


Detroit Edison's centennial celebration at New York Stock Exchange


Pulverized coal injection facility

I am extremely proud of our track record. DTE Energy is one of only 37 Standard & Poor's 500 companies to generate positive stock performance in each of the past three years. In fact, just one other member of the S&P Electric Index shares this honor.

Our approach to success is simple: stick to a clear strategy and don't stray. For DTE Energy, that means:

- Demonstrating credible, consistent and balanced growth
- Sustaining a stable utility base
- Creating a diverse portfolio of non-regulated businesses that complement existing businesses and build on our core strengths
- Maintaining a strong balance sheet and cash flows
- And having an unwavering commitment to our core values of respect, integrity, learning, customer satisfaction and business success.

This strategy worked well for us in 2002. We met our earnings per share target of $3.75-$3.95 and established a goal of $3.90-$4.10 for 2003. Revenues increased 17 percent, driven by our gas business and continued non-regulated growth. Our market capitalization reached $7.8 billion, ranking us among the top 10 utility companies in the United States.

Net income increased 18 percent over 2001 earnings. This excludes the impact of merger and restructuring charges, and goodwill amortization. We maintained a strong balance sheet with a debt-to-capital ratio in a target range of 50 percent to 55 percent. We generated $974 million in cash from operations. We maintained our solid credit rating and our dividend.

While I believe DTE Energy is in a strong position to continue the momentum of the past several years, cost pressures are mounting. Weather, war and continuing weakness in the economy could slow our growth in 2003. But of greater immediate concern are rapidly rising health care and pension costs.

DTE Energy – along with many other U.S. companies – faces its third year of double digit health care premium increases in 2003. We expect to spend more than $155 million in medical and prescription expenses, alone, for employees and retirees. To put that into perspective, that's more than the annual cost to operate, maintain and fuel our Fermi 2 nuclear plant. We are in the process of developing a health care strategy to address this long-term issue.

We also face a number of regulatory challenges. Developing a permanent framework for Michigan's unique approach to electric restructuring is one of them. Customer choice has become a permanent part of our business environment, and with it comes a number of challenges.

In the short term, DTE Energy is focused on recovering costs resulting from increased customer choice penetration, as well as costs for environmental compliance. The recovery of these costs is allowed by Michigan's restructuring legislation, however, the specific methodology and mechanism for recovery is still being developed. We are currently working with the Michigan Public Service Commission to finalize these issues. In the long term, we seek to build a permanent regulatory model that ensures the health of Michigan's utilities while providing customer options.

Right now, our strongest line of defense is convincing customers that DTE Energy is their best energy choice. After all, we have more than a century of service in our core businesses. In 2003, we celebrate the centennial of our electric utility, Detroit Edison. Our gas utility, MichCon, is more than 150 years old. The last few pages of this annual report showcase the events and people who helped shape Detroit Edison and energize our communities over the past century.

Looking back on the past year, we took a number of steps to strengthen our balance sheet and build our business portfolio. We signed a definitive agreement to sell our transmission subsidiary, International Transmission Company, for approximately $610 million in cash. The transaction is expected to close in the first quarter of 2003. We also sold our thermal energy business. Neither of these businesses is strategic to our future growth.

We raised $450 million in an equity offering of 6 million shares of DTE Energy common stock and 7 million convertible securities. This offering was significantly over subscribed. Proceeds were used to pay down debt and reinvest in the company.

We began pursuing coal bed methane to leverage our oil and gas production experience and our coal expertise. Coal bed methane is a largely untapped resource with substantial earnings potential. In this business, we extract natural gas from unmined coal seams, gather it at the wellhead, then transport it directly to existing natural gas pipelines.

The U.S. Department of Energy selected DTE Energy as its partner in a first-ever hydrogen power park. The project will demonstrate the generation of hydrogen, its transmission, storage, distribution and, ultimately, its conversion into electricity or fuel for transportation. This project is an exciting first step in laying the foundation for a hydrogen economy that could someday power our world. We are always looking for new and cleaner energy sources.

We continued integration of the DTE Energy Operating System into our daily work. This process is a highly effective tool to reduce costs and improve productivity across our company.

Several organizations recognized our efforts in the community, the workplace and in cleaning the environment. For example, DTE Energy was ranked by *Fortune* magazine as one of "The 50 Best Companies for Minorities."

(I believe)

IN SEIZING OPPORTUNITIES

Derrel Watts
General Service Technician
DTE Energy Gas

DTE Energy's Solid Track Record

Continued Earnings Growth

EPS Growth*



$3.05
$3.33
$3.39
$3.48
$3.83
6% Growth
1998
1999
2000
2001
2002

+

Financial Stability

Debt-to-Capital**



53%
51%
50%
55%
55%
1998
1999
2000
2001
2002

=

Increased Shareholder Value

Equity Appreciation 1998-2002



34%
(13%)
DTE Energy
S&P Electric

* Excludes merger and restructuring charges, and goodwill amortization.

** Excludes certain debt, principally securitization debt.



Service Representative Gene Gugan is one of the company's longest serving employees with 47 years.

My vision is to establish DTE Energy as the premier regional integrated energy company by providing sustained earnings growth. This is no easy task in today's fiercely competitive business environment, but I believe we can do it.

To achieve this vision, we are concentrating on the items that can make the biggest impact on the way we operate our company:

1. Balancing continued growth with financial stability. We expect our non-regulated businesses to contribute $215-$225 million to net income in 2003. When it comes to growth, however, we will not "follow the herd." We will stick to our beliefs and invest prudently.

2. Customer focus. We recognize that the best way to retain customers is to serve them better. We have a long way to go to get where we need to be. We are working extremely hard to improve customer service levels across the board.

3. Process excellence. In 2003, we expect to realize savings of at least $50 million by implementing process improvements. More importantly, these improvements should establish consistency throughout our operations. This effort translates into saved time and money, improved quality, and a better, safer work environment for all of our employees.

4. People effectiveness. Everyone plays a role in helping our company succeed. There is no greater driver than the men and women of DTE Energy. We need to take full advantage of their talents and provide them with the tools they need to work to their potential every single day.

It is easy to fall into the mindset of growth at any cost. That kind of pressure has made other companies lose sight of their core values. And when that happens, businesses crumble, employees lose jobs and shareholder value disappears.

Avoiding this trap is what has made DTE Energy so strong. We will not waver.

The rest of this annual report describes our belief that it's not just what we do, it's how we do it that sets us apart in a very positive way. We are a strategically disciplined and values-centered enterprise.

Thank you for your confidence in our company. We have worked hard to earn your trust and we will not compromise it.

Anthony F. Earley, Jr.

Anthony F. Earley, Jr.
Chairman and Chief Executive Officer
January 31, 2003

We're balancing continued **growth** with **financial stability**

DTE Energy is focused on steady business growth. But not at the expense of our balance sheet. Our strategy is disciplined and focused.

We build around our unique strengths. Power generation. Coal sourcing and transportation, Energy Distribution. Natural gas gathering, processing, distribution and storage. Energy and fuel management.





We focus on opportunities that complement our existing business lines and play off our core capabilities. Not in overcrowded segments. Not when the price of entry is too high. Only when the competitive dynamics work to our advantage. Often these are niches with less competition and better profitability.

Following these guidelines, we aim for diversity in our business mix and earnings stream. This includes balancing our mix of fuel, geography, economic and regulatory risk.

Typically, we start with small investments, prove them out, then think big. For example, entry into landfill gas recovery in 1988 gave us our first exposure to Section 29 tax credits. Credits are earned for the production of energy from nonconventional sources. We began this business with one biomass site and today operate 30 projects in 13 states.

Building on this experience, we launched a highly profitable coke battery business, which also generates Section 29 tax credits. Industrial coke is a key ingredient in making steel. We are now one of the largest producers of coke for that industry. These operations continue to provide solid cash flow, even after tax credits expire.

Next, we branched into synthetic fuels. "Synfuels" are made by capturing particles of coal and processing them into a product burned to produce energy at power plants or in coke batteries. Today we operate nine units and are one of the nation's largest synfuel producers.

Our latest venture is the commercialization of a new technology that removes clay and dirt from waste coal. If the technology develops as we hope it will, it could contribute $25-$50 million annually to net income over time and will provide a significant environmental benefit.



DTE Energy Technologies Systems Operation Center

DTE Energy is laying a strong foundation for the future through our investments in emerging energy technologies such as fuel cells and distributed generation (DG). Our DTE Energy Technologies subsidiary launched a number of new products during 2002 to provide continuous on-site generation of electricity ranging from 25kW to 1MW. Total revenues doubled compared to 2001, with sales offices ramping up in key east and west coast markets and distribution agreements being finalized in Europe and Asia.


(I believe) IN SENSIBLE, STEADY GROWTH

My name is Tara Jedele and I'm director of Business Administration at DTE Biomass Energy.


(I believe)
THAT CUSTOMERS
COME FIRST

My name is Van Greening

and I'm the Systems Operation Center manager

at DTE Energy Distribution.

Keeping customers means
serving them better

Customer service takes many forms. It's being available when you're needed. Responding courteously and quickly. Preventing problems that could affect our customers and promptly resolving them as they occur. Meeting commitments. Simple and clear communications. It's showing that you care.

We recognize that the best way to retain customers is to fulfill their expectations. Delivering gas and electricity safely and reliably is critical and here, we shine. DTE Energy provides best-in-class electrical reliability and gas leak response.

Beyond safety and reliability, customers want quality service ... and their expectations get higher each year. That's why we're sharpening our focus on the customer in 2003. We want them to experience timely, accurate and courteous service – with resolution on the first contact.

To bolster our service levels in 2003, we're improving every point of the process that touches the customer. We've ramped up quality control efforts, including call monitoring and billing systems. We've upgraded our automated toll-free service line, and its messages are now shorter and easier to understand. And we've invested in additional training and staffing in key service functions. Soon we'll roll out online billing, automated account transactions, and a new bill design. While we still have a long way to go, we are making improvements on many fronts.



We've also discovered that sometimes the simple solutions have the biggest impact. Take our appliance service process, for example. Several teams of employees who service gas appliances and electric and gas air conditioners collaborated to reach more customers at home on the first service call. The solution was simple – service technicians call ahead before going to an appointment to make sure the customer will be present at the service location at the scheduled time. This small step, coupled with a few other minor improvements, produced dramatic results – a 60 percent reduction in wasted service calls. The team also removed excess inventory from storage and reduced vehicle inventory for a total savings of $142,000.

"THANK YOU for your speedy efforts to restore electrical service to the [300] homeowners in our neighborhood. ... The mature trees, heavy ice and high winds combined to knock out virtually the entire neighborhood. It also made for extremely difficult working conditions for the field crews ... [yet] almost everyone was restored within as little as 20-48 hours. Your customer service reps were courteous, reassuring and even followed up after service was restored. Thanks for making us all comfortable again!"

– David Kwan, treasurer, Oxbridge Neighborhood Association



Bianca Tyus, customer care specialist

There's always a better way
and we're finding it

In this industry, standing still means falling behind. That's why it's so important to continuously improve. We're using a standardized approach to drive results. It's called the DTE Energy Operating System.



It's a framework of concepts, principles and tools to help run our business more effectively. The operating system is designed to establish commonality throughout the company. It does not tolerate waste or the processes that generate it. It requires confronting problems, taking action and sharing solutions.



We believe the DTE Energy Operating System can make dramatic, positive change to job satisfaction, quality, safety, productivity and bottom line results. Throughout 2002 we launched a series of demonstration projects to prove the effectiveness of this new way of operating. The results are extremely encouraging and we are accelerating our efforts in 2003.

For example, a team from the Monroe Power Plant was challenged to find more efficient ways to operate its coal mills. The mills were down for maintenance or repair at an increasing rate, costing the plant lost power and revenue. The team evaluated the mill maintenance schedule, tools, supplies and procedures. It also looked at training and communications. Based on what it learned, the team implemented a variety of improvements. As a result, the number of megawatt hours lost because of mill inefficiency dropped 50 percent. This means the mills run closer to capacity and our cost of generation decreases.

Another team of represented and nonrepresented employees looked at ways to streamline repair of distribution and power transformers. About 2,200 units are reconditioned at the Warren Service Center electrical shop each year, but the process was unwieldy and inefficient.

By eliminating unnecessary steps, re-sequencing workflow and reorganizing the work area, the team achieved dramatic results. It reduced process time and floor space requirements, and decreased by a half-mile the distance each power transformer travels in the reconditioning process. These improvements are expected to save the company $2 million annually.



A corrective action process at the Monroe Power Plant identifies and resolves problems quickly and permanently. Employees complete a simple form when they see problems in their work areas. This ensures issues are documented and addressed. In 2002, the plant identified more than 800 opportunities to improve, of which 300 have already been resolved. Imagine the impact on our company if every employee had the tools to look at his or her work with a more discerning eye. That is our ultimate goal.

Mary Webb, maintenance general foreman


(We believe)
WE CAN DO IT BETTER
...AND BETTER
...AND STILL BETTER
DTE Energy

Our names are Curtis Boston and Mark Miller,

and we are Safety Committee co-chairs

at the Monroe Power Plant.


16

(We believe) IN OUR COMPANY

Our names are John Hernandez and Bob Borowski and we work in Supply Chain Warehouse Operations, Allen Road, DTE Energy Gas.

Every employee contributes
to our success

The difference between a good company and a great company is its people. At DTE Energy, our goal is to have employees who understand the business, fully contribute, are committed to success, and have the opportunity to work to their potential every single day.

Employees who are engaged in what they do are less likely to have an accident on the job. They are more productive. They are more committed to their organization because they believe they can make an impact on business outcomes. And that translates into a more successful company with greater rewards for all stakeholders.

Every day, somewhere in our company, employees demonstrate the potent competitive advantage of having an informed, engaged and empowered work force.

Often, a very simple idea can yield profound results. When a team at the Allen Road natural gas complex took a closer look at their work processes, they identified dirt as an area of tremendous waste.

During construction projects – such as laying new pipe – backfill was loaded onto trucks and dumped in the station yard. Then a contractor was paid to haul the dirt away. The team recommended a new system. Now DTE Energy crews load backfill onto trucks at the job sites, then haul and dump it at our own quarry. When this process change rolls out to all stations, it will achieve projected cost savings of $1 million per year.



With teamwork, the capabilities of our people are unlimited. The company's electric distribution operations launched 33 projects in 2002 aimed at streamlining processes and cutting costs. One major initiative under way is reducing restoration times for day-to-day power outages. Ten sub-teams are working together to reduce customer restoration times by an average of one hour per case. Emphasis is on improving restoration estimates, meeting those estimates, reducing restoration times and ultimately, improving customer satisfaction.

It's projects like these that exemplify the meaningful role of all our employees in helping our company succeed.

Employees at the Allen Road warehouse were frustrated by slow and cumbersome workflow and a cluttered work environment. A team of employees joined forces to focus on workplace organization. Simply by identifying and removing nonessential material and waste, the team freed up 15,000 square feet of storage space and will eliminate the need for a third-party contract warehouse. Estimated savings: $70,000 in 2003. Having a clean and organized work area was also a big boost to morale. Employees tell us that now they enjoy coming to work.



Ella Bradley, Allen Road warehouse

A credible team of **Officers leads our way**



Anthony F. Earley, Jr., 53, is chairman, president, chief executive officer and chief operating officer (COO) of DTE Energy. He joined Detroit Edison in 1994 as president and COO and that same year was elected a company director. He was elected to his current position in 1998. Before joining DTE Energy, Earley served as president and COO of Long Island Lighting Company where he had worked since 1985.



Gerard M. Anderson, 44, is president and chief operating officer of DTE Energy Resources Group. He was named to his present position in 1998. Previously he was executive vice president of DTE Energy. Anderson joined the company in 1993 from McKinsey & Co., where he was a consultant in energy and finance.



Robert J. Buckler, 53, is president and chief operating officer of DTE Energy Distribution Group. He joined the company in 1974 and was named to his current post in 1998. He has held numerous positions throughout the organization including power plant engineering, construction and operation, fuel supply management, transmission and distribution operation, customer service, marketing and strategic planning.



Stephen E. Ewing, 58, is president and chief operating officer of DTE Energy Gas Group. He joined the company in 2001 from MCN Energy, where he served as its president and chief operating officer, and president and chief executive officer of its primary subsidiary, MichCon. Ewing joined MichCon in 1971, holding executive positions in corporate planning, personnel, administration and customer service.



Susan M. Beale
Vice President
Corporate Secretary



Pamela A. Biesecker
Vice President
Tax



Daniel G. Brudzynski
Vice President and
Controller



Michael E. Champley
Senior Vice President
Energy Marketing &
Trading



Lynne Ellyn
Senior Vice President
and Chief Information
Officer



Harold Gardner
Senior Vice President
Corporate Services



Douglas R. Gipson
Executive Vice
President and Chief
Nuclear Officer
Detroit Edison



Joyce V. Hayes-Giles
Senior Vice President
Customer Service
Detroit Edison and
MichCon



Thomas A. Hughes
Vice President and
General Counsel
Detroit Edison and
MichCon



Nick A. Khouri
Vice President and
Treasurer



Steven E. Kurmas
Senior Vice President
Gas Operations
DTE Energy Gas
MichCon



Ron A. May
Senior Vice President
Energy Distribution
Detroit Edison



David E. Meador
Senior Vice President
and Chief Financial
Officer



William T. O'Connor
Vice President
Nuclear Generation
Detroit Edison



Sharon E. O'Niel
Vice President
Information
Technology Services



Bruce D. Peterson
Senior Vice President
and General Counsel



Michael C. Porter
Vice President
Corporate
Communications



Frederick E. Shell
Vice President
Corporate and
Governmental Affairs



Larry E. Steward
Vice President
Human Resources



S. Martin Taylor
Senior Vice President
Human Resources
and Corporate Affairs



Laura A. Winiarski
General Auditor

Select Subsidiary Presidents



Randall D. Balhorn
President
DTE Energy Trading



G. Paul Horst
President
DTE Energy
Technologies



Barry G. Markowitz
President
DTE Energy Services



Gerardo Norcia
President
DTE Gas Storage,
Pipelines & Processing



Evan J. O'Neil
President
DTE Coal Services



Curtis T. Ranger
President
DTE Biomass Energy



Richard L. Redmond, Jr.
President
DTE Gas and Oil



Fred L. Shusterich
President
Midwest Energy
Resources (MERC)

An active
Board oversees our growth



Terence E. Adderley, 69, is chairman and chief executive officer of Kelly Services Inc. He was elected its president and CEO in 1967 and has served as the company's chairman since 1998. He was elected to the DTE Energy Board in 1987. (C, E, F, O)



Lillian Bauder, 63, is vice president of Corporate Affairs for Masco Corporation and president of the Masco Corporation Foundation since 1996. She joined DTE Energy's Board in 1986. (A, E, N, P)



David Bing, 59, is chairman of the board of Bing Group Inc., a position he has held since 1980. Mr. Bing joined the DTE Energy Board in 1985. (O, P, S)



Anthony F. Earley, Jr., 53, is chairman, president, chief executive officer and chief operating officer of DTE Energy since 1998. He joined DTE Energy in 1994 as president and chief operating officer, the same year he was elected to the DTE Energy Board. (E)



Allan D. Gilmour, 68, is vice chairman and chief financial officer of Ford Motor Company. He was elected to the DTE Energy Board in 1995. (C, E, F, O, S)



Alfred R. Glancy III, 64, former chairman and chief executive officer of MCN Energy Group, served in that position from 1988 until 2001. He was chairman of MichCon from 1984-2001 and served as its CEO from 1984-1992. He joined DTE Energy's Board in 2001. (F, P)



Frank M. Hennessey, 64, is chairman of EMCO Limited. Prior to that he served as vice chairman and chief executive officer of MascoTech. He served on the board of MCN Energy since 1988 and joined the DTE Energy Board in 2001. (A, P)



Theodore S. Leipprandt, 69, is owner of Leipprandt Orchards and retired president and chief executive officer of Cooperative Elevator Co. He was elected to the DTE Energy Board in 1990. (A, N, P)



John E. Lobbia, 61, retired as chairman and chief executive officer of DTE Energy and Detroit Edison in 1998. He joined the company in 1965 and has served on the DTE Energy Board since 1988. (F, N)



Eugene A. Miller, 65, is retired chairman, president and chief executive officer of Comerica Incorporated and Comerica Bank. Mr. Miller joined the DTE Energy Board in 1989. (C, E, F, O)



Charles W. Pryor, Jr., 58, is chief executive officer of Utility Service Business Group, BNFL which includes the Westinghouse Electric Company. Dr. Pryor joined the DTE Energy Board in 1999. (A, N)



Howard F. Sims, 69, is chairman and chief executive officer of Sims Design Group Inc. He also serves as chairman of The SVA Group and SV Associates LLC. He served on the board of MCN Energy since 1988 and joined the DTE Energy Board in 2001. (C, N)

Committee Membership:
A - Audit, C - Corporate Governance, E - Executive, F - Finance, N - Nuclear Review, O - Organization and Compensation, P - Public Responsibility, S - Special Committee on Compensation



(I believe) IN TELLING IT LIKE IT IS

DTE Energy Chief Financial Officer
Dave Meador

Credibility builds value. Arrogance destroys it. At DTE Energy, we take our commitments very seriously. We are careful not to over promise. We take a realistic view of the future and try to minimize surprises.

We don't stray from our strategy. This straightforward approach helped us ride out the storm in 2002.

We did not overpay for generation assets auctioned at a premium when the market was riding high. We believed the over-build of merchant generation was beginning and minimized our exposure. We avoided international investments in an uncertain global economy. We did not overextend our energy trading business. We did not pursue growth at the expense of our balance sheet. Most importantly, we do not promote unrealistic earnings growth expectations. Nor do we use questionable financial structures.

It's not just what we do, it's how we do it.

We refuse to be pressured by what other companies do. We are clear on how we make our money and where we will and won't invest. We understand that to maintain your trust we must be forthright. That means telling it like it is – whether the news is good or bad.

We use a series of checks and balances to ensure we do what's right for our company and our shareholders. Accountability is the key. So are internal controls and disclosure guidelines.

We have a well-established, long-standing internal audit function. We have a code of ethics and an ethics council. We have a disclosure committee and an internal controls committee. We have procedures to protect whistle blowers. Director and officer stock transactions require preclearance. The audit committee of our board of directors – all independent members – oversees our financial reporting. Its priority is full disclosure and transparency.

These controls – among others – help ensure our policies and procedures are adhered to consistently and with integrity. They also help to ensure proper documentation and account reconciliation of all financial transactions.

Every quarter I sign a certification filed with the Securities and Exchange Commission attesting to the accuracy and completeness of the financial information we report. My signature is my pledge to you that what you see is what you get.

Ultimately, the buck stops here. I am fully accountable for the numbers on these pages. It's a responsibility I do not take lightly.

David E. Meador

David E. Meador
Senior Vice President and Chief Financial Officer

Management's Discussion and Analysis
of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Diluted Earnings Per Share Increased – Our earnings in 2002 were $632 million, or $3.83 per diluted share, compared to earnings of $332 million, or $2.16 per diluted share in 2001. The comparability of earnings was affected by merger and restructuring charges and goodwill amortization associated with the MCN Energy merger that reduced 2001 after-tax earnings by $204 million, or $1.32 per diluted share. Excluding merger and restructuring charges and goodwill amortization, operating earnings increased $96 million or $.35 per diluted share in 2002 compared to 2001. The increase was due to improved margins in our regulated Energy Resources business, a full year of contributions from our Energy Gas business that was acquired in May 2001 in conjunction with the MCN Energy aquisition and increased contribution from our non-regulated businesses, primarily synfuels. Partially offsetting these improvements were higher operation and maintenance expenses, and interest expense. The issuance of 29 million shares of DTE Energy common stock in conjunction with the May 2001 MCN Energy aquisition, net of 10.5 million shares repurchased in 2001, and the issuance of 6.325 million shares in June 2002, also impacted the earnings per share comparison.

Earnings in 2001 decreased $136 million, or $1.11 per diluted share from 2000. As previously discussed, the earnings decline was due to significant merger and restructuring charges and goodwill amortization recorded in 2001. Additionally, merger and restructuring charges were recorded in 2000 reducing income by $16 million, or $.12 per diluted share. Excluding merger and restructuring charges and goodwill amortization, earnings increased $52 million, or $.09 per diluted share in 2001 compared to 2000. The improvement in earnings primarily reflects contributions from our Energy Gas business and from our non-regulated businesses. Partially offsetting these improvements were increased interest on long-term debt and lower margins from regulated electricity operations.

Strategic direction – We are committed to increasing our annual earnings at a 6% average rate. Our growth strategy is to strengthen the core electric and gas utilities, add to our portfolio of non-regulated businesses and leverage investments in energy technology. Non-regulated growth is expected to shift over the next few years from profits from tax advantaged coal-based fuels businesses that generate Section 29 tax credits to growth from energy technologies, on-site energy projects, generation projects, energy trading, coal services, waste coal recovery and coal bed methane.

We operate our businesses through three strategic business units (Energy Resources, Energy Distribution and Energy Gas). Each business unit has regulated and non-regulated operations. The balance of our business consists of Corporate & Other. Based on this structure, we set strategic goals, allocate resources and evaluate performance.

(in Millions, except per share amounts)	**2002**	2001(1)	2000
Net Income (Loss)			
Energy Resources			
Regulated – Power Generation	$ **241**	$ 183	$ 252
Non-regulated			
Energy Services	**182**	115	100
Energy Marketing & Trading	**25**	44	10
Other	**7**	6	(7)
Total Non-regulated	**214**	165	103
	455	348	355
Energy Distribution			
Regulated – Power Distribution & Transmission	**153**	186	175
Non-regulated	**(16)**	(10)	(10)
	137	176	165
Energy Gas			
Regulated – Gas Distribution	**66**	15	–
Non-regulated	**26**	11	–
	92	26	–
Corporate & Other	**(52)**	(14)	(36)
Total			
Regulated	**460**	384	427
Non-regulated (2)	**172**	152	57
	632	536	484
Merger and Restructuring Charges	–	(175)	(16)
MCN Energy Merger Goodwill Amortization	–	(29)	–
	$ **632**	$ 332	$ 468
Diluted Earnings Per Share			
Regulated	$ **2.79**	$ 2.50	$ 2.99
Non-regulated (2)	**1.04**	.98	.40
	3.83	3.48	3.39
Merger and Restructuring Charges	–	(1.13)	(.12)
MCN Energy Merger Goodwill Amortization	–	(.19)	–
	$ **3.83**	$ 2.16	$ 3.27

(1) 2001 earnings were favorably impacted by $3 million, or $.02 per share, due to an accounting change.

(2) Includes Corporate & Other.



ENERGY RESOURCES

Power Generation

The power generation plants of Detroit Edison comprise our regulated power generation business. Electricity is generated from Detroit Edison's numerous fossil plants, its hydroelectric pumped storage plant and its nuclear plant and sold principally throughout Michigan and the Midwest to residential, commercial, industrial and wholesale customers.

Factors impacting income: Power Generation earnings increased $58 million in 2002 and decreased $69 million in 2001, compared to the prior year. As subsequently discussed, these results reflect changes in gross margins, increased operation and maintenance expenses, lower depreciation and amortization expenses and reduced property taxes.

(in Millions)	**2002**	2001	2000
Operating Revenues	**$ 2,711**	$ 2,788	$ 2,911
Fuel and Purchased Power	**(1,048)**	(1,231)	(1,242)
Gross Margin	**1,663**	1,557	1,669
Operation and Maintenance (1)	**(626)**	(571)	(492)
Depreciation and Amortization	**(331)**	(385)	(468)
Taxes other than Income	**(156)**	(148)	(176)
Operating Income	**550**	453	533
Other Income and (Deductions)	**(189)**	(184)	(161)
Income Tax Provision	**(120)**	(83)	(120)
Cumulative Effect of Accounting Change (Note 15)	**–**	(3)	–
Net Income	**$ 241**	$ 183	$ 252
Operating Income as a Percent of Operating Revenues	**20%**	16%	18%

(1) Excludes merger and restructuring charges in 2001 and 2000.

Gross margins in 2002 improved $106 million due primarily to significantly lower purchased power costs, partially offset by reduced operating revenues. Average purchased power cost per unit in 2002 declined $39.08 per Megawatthour (MWh) from 2001 levels. The decline in revenues was due to a full year impact of a 5% legislatively mandated rate reduction for commercial and industrial customers that began in April 2001. Revenues from wholesale customers were reduced reflecting lower power prices. Revenues from retail customers were affected by customers switching to alternative suppliers under the electric Customer Choice program (Note 6). Partially offsetting these revenue reductions was the impact of weather, resulting in a 10% increase in cooling demand during 2002.

Gross margins in 2001 declined by $112 million reflecting lower operating revenues, slightly offset by lower fuel and purchased power costs. The reduced operating revenues were due to the impact of an economic recession, the electric Customer Choice program and securitization. Sales rates for commercial and industrial customers were lowered by the 5% rate reduction in April 2001. Commercial and industrial sales decreased due to increased participation of customers in the electric Customer Choice program. Industrial sales also reflect reduced auto and steel production, and the end of a special energy sales agreement with a large steel manufacturer in March of 2001. Partially offsetting these declines were increased revenues from residential and wholesale customers as well as higher revenues from providing other energy related services. Residential customer revenues reflect higher demand resulting from weather, partially offset by the impact of a 5% rate reduction that began in June 2000. Revenues from wholesale customers increased due to gains from settling forward sales contracts. The sales contracts were entered into to effectively close forward purchase contracts that hedged power supply costs. Accordingly, the gains from forward sales contracts were substantially offset by losses from forward purchase contracts, which are recorded as part of fuel and purchased power costs. Fuel and purchased power costs were also affected by lower system output resulting from reduced electric sales, as well as the result of using a more favorable power supply mix. The supply mix reflects an increased usage of lower-cost power from our generating plants and reduced usage of higher-cost purchased power.

(in Thousands of MWh)	**2002**		2001		2000	
Power Generated and Purchased						
Power Plant Generation						
Fossil						
Coal	**37,381**	**64%**	38,424	69%	40,039	67%
Natural Gas	**1,414**	**2**	1,283	2	1,667	3
Other	**222**	**1**	4	–	394	1
Nuclear (Fermi 2)	**9,301**	**16**	8,555	16	8,239	14
	48,318	**83**	48,266	87	50,339	85
Purchased Power	**9,807**	**17**	7,482	13	8,877	15
System Output	**58,125**	**100%**	55,748	100%	59,216	100%

Average Unit Cost ($/MWh)			
Generation (1)	**$ 12.53**	$ 12.31	$ 12.78
Purchased Power (2)	**$ 39.16**	$ 78.24	$ 62.57
Overall Average Unit Cost	**$ 17.02**	$ 21.15	$ 20.24

(1) Represents fuel costs associated with power plants.
(2) Includes amounts associated with hedging activities.

Operation and maintenance expense increased $55 million in 2002 and $79 million in 2001. Expense in both periods reflect an increase in planned and unplanned maintenance and reliability work for our power generation facilities, which reduces random outages at power plants and our reliance on purchased power. Additionally, both periods include higher employee pension and health care benefit costs, costs allocated from DTE Energy corporate for corporate support services, as well as the cost of funding the low income and energy efficiency fund. The funding of the low income and energy efficiency program was required under Michigan legislation and is recovered in current sales rates.

Depreciation and amortization expense decreased $54 million in 2002 and $83 million in 2001. The declines reflect the extension of the amortization period from seven years to 14 years for certain regulatory assets that were securitized in 2001. See Note 6 – Regulatory Matters.

Taxes other than income increased $8 million in 2002 and decreased $28 million in 2001. The 2001 decrease was due to lower property taxes resulting from new valuation tables approved by the Michigan State Tax Commission (STC). Several local taxing jurisdictions have taken legal action against the state of Michigan to prevent the STC from implementing the new valuation tables. See Note 16 – Commitments and Contingencies.

Outlook – Electric restructuring is expected to continue to result in increased customer choice in the retail electric generation business. Effective January 1, 2002, the electric Customer Choice program in Michigan was expanded to allow all electric customers to purchase their electricity from suppliers other than their local utility. As a result of customers choosing to participate in the electric Customer Choice program, Detroit Edison lost 6% of retail sales in 2002 and estimates losing 10% to 13% of such sales in 2003. If Detroit Edison is unable to recover its fixed costs from retail customers due to lost sales under electric Customer Choice (stranded costs), Michigan law allows for the recovery of all such amounts from electric Customer Choice customers. Detroit Edison recorded a $21 million regulatory asset in 2002 representing stranded costs and other recoverable costs under Michigan legislation. The regulatory asset was calculated based on a refinement to the methodology approved by the Michigan Public Service Commission (MPSC). The regulatory asset will be subject to review in future regulatory proceedings and we cannot predict the outcome of this matter. See Note 6 – Regulatory Matters.

Operating results are expected to vary as a result of various external factors such as, weather, changes in economic conditions and the level of customer participation in the electric Customer Choice program.

Energy Services

Energy Services is comprised of Coal-Based Fuels, On-Site Energy Projects and Merchant Generation. Coal-Based Fuels operations include producing synthetic fuel from nine synfuel plants and producing coke from three coke battery plants. Both processes generate tax credits under Section 29 of the Internal Revenue Code. On-Site Energy Projects include pulverized coal, power generation, steam production, chilled water, wastewater treatment and compressed air. Merchant Generation owns and operates four gas-fired peaking electric generating plants and develops and acquires gas and coal-fired generation.

(in Millions)	**2002**	2001	2000
Operating Revenues			
Coal-Based Fuels	**$ 599**	$ 365	$ 293
On-Site Energy Projects	**63**	53	33
Merchant Generation	**20**	16	12
	682	434	338
Fuel and Purchased Power	**(380)**	(116)	(61)
Operation and Maintenance	**(320)**	(323)	(260)
Depreciation, Depletion and Amortization	**(23)**	(36)	(29)
Taxes other than Income	**(14)**	(6)	(1)
Operating Loss	**(55)**	(47)	(13)
Other Income and (Deductions)	**(27)**	(11)	(15)
Income Tax Benefit	**264**	173	128
Net Income	**$ 182**	$ 115	$ 100

Factors impacting income: Earnings increased $67 million in 2002 and $15 million in 2001. Both periods reflect an increase in synfuel production, partially offset by a reduction in coke battery ownership. Four new synfuel production facilities became operational in 2002, compared to three new facilities in 2001. We sold a 95% interest in two of our synfuel projects during 2002. Tax credits from coke battery production decreased in both years reflecting the sale of a 49% interest in two of our coke battery projects in 2001. In 2002, consistent with the original purchase and sale agreement, our interest in the third coke battery was reduced from 95% to 5%.

Operating revenues and expenses increased significantly in 2002 and 2001 reflecting higher synfuel production. Synfuel projects generate operating losses which are offset by the resulting tax credits.

(Dollars in Millions)	**2002**	2001	2000
Coal-Based Fuels Statistics			
Synfuel Plants:			
Operational	**9**	5	2
Tax Credits Generated (1)	**$ 180.2**	$ 64.1	$ 11.7
Coke Battery Plants:			
Operational	**3**	3	3
Tax Credits Generated (1)	**$ 57.4**	$ 88.6	$ 106.5

(1) DTE Energy's portion of total tax credits generated

Outlook – Energy Services strategy is to continue leveraging our extensive energy-related operating experience, and construction management capability to develop and grow the on-site energy and merchant generating businesses. We continue to evaluate opportunities to sell interests in some or all of our synfuel plants. Sales of interests in synfuel projects allow us to accelerate cash flow while maintaining a stable net income base. Coke battery tax credits expired at two of our three facilities in 2002 and the synfuel tax credits are scheduled to expire in 2007.

(I believe) *IN PLEASING CUSTOMERS*



Kimberly Rybicki
Customer Care
Business Consultant

Energy Marketing & Trading

Energy Marketing & Trading consists of the electric and gas marketing and trading operations of DTE Energy Trading Company and CoEnergy Trading Company, which was acquired as part of the MCN Energy acquisition in May 2001. Energy Marketing & Trading focuses on physical power marketing and structured transactions, as well as the enhancement of returns from DTE Energy's natural gas pipeline and storage assets. To this end, Energy Marketing & Trading enters into forwards, futures, swaps and option contracts as part of its trading strategy.

Factors impacting income: Earnings decreased $19 million in 2002 and increased $34 million in 2001 due to varying mark-to-market gains resulting from changes in gas and electric prices. Commodity price risk of the Energy Marketing & Trading segment is managed by utilizing derivative financial contracts to offset the risk inherent in the segment's portfolio of electric and gas supply and sales agreements. The segment's objective is to enter into new transactions that can be hedged and profitable from an economic standpoint. Energy Marketing & Trading accounts for this risk minimization strategy by marking to market its commodity forwards and financial derivatives so they substantially offset. This fair value accounting better aligns financial reporting with the way the business is managed and its performance measured.

In 2001, Energy Marketing & Trading experienced earnings volatility as a result of its production-related gas supply as well as from open positions related to its long-term gas transportation and storage assets. The segment receives gas produced from DTE Energy's Exploration & Production (E&P) operations which is used to meet its commitments under long- term contracts with cogeneration customers. The E&P gas does not qualify for mark-to-market accounting. Energy Marketing & Trading recorded a gain in 2001 totaling approximately $50 million, net of taxes, primarily attributable to marking to market sales contracts with power generation customers without recording an offsetting loss from marking to market the production-related gas supply. In December 2001, Energy Marketing & Trading entered into hedge transactions that substantially mitigate the earnings volatility related to the gas contracts with power generation customers.

Energy Marketing & Trading deploys a gas storage, marketing and trading strategy primarily utilizing the facilities owned and operated by DTE Energy. Employing a combination of physical and financial contracts, in conjunction with the injection and withdrawal capabilities of the storage fields, the segment is able to capture seasonal price spreads. As forward prices change, the timing of the physical flow of gas is optimized to obtain the highest margin. Trades under this strategy are marked to market against the forward curve. Through December 2002, physical gas in storage was marked to the current spot price under fair value accounting rules. This difference in accounting for forward trades and gas in storage resulted in earnings volatility in 2002 and 2001 when price changes in the spot month did not correspond with those in future delivery months. Gas in storage in December 2002 was priced at a spot market rate of $5.10 per thousand cubic feet (Mcf), compared to $2.77 per Mcf in December 2001 and a May 31, 2001, acquisition date rate of $4.10 per Mcf. Significantly smaller changes in forward prices occurred during these same periods. As a result, the mark-to-market gains and losses on gas inventory were only partially offset by mark-to-market losses and gains on the storage-related derivatives.

Outlook – Energy Marketing & Trading will seek to gradually expand this business in a manner consistent with and complementary to the growth of our other business segments. Gas storage and transportation capacity enhances its ability to provide reliable and custom-tailored, bundled services to large-volume end users and utilities. This capacity, coupled with the synergies from DTE Energy's other businesses, positions the segment to capitalize on opportunities for expansion of its market base.

Energy Marketing & Trading manages commodity price risk by utilizing derivative financial contracts to more fully balance its portfolio of gas and electric supply and sales agreements. Energy Marketing & Trading attempts to maintain a balanced, or flat book from an economic standpoint. However, Energy Marketing & Trading will experience earnings volatility as a result of its gas inventories and associated hedges. As discussed in Note 2, effective January 1, 2003, gas inventory does not qualify for mark-to-market accounting as a result of the rescission of Financial Accounting Standards Board Emerging Issues Task Force (EITF) Issue No. 98-10.

Non-Regulated – Other

Our other non-regulated businesses are comprised of our Coal Services and Biomass units. Coal Services specializes in minimizing energy production costs and maximizing reliability of supply for energy-intensive use customers. Biomass develops, owns and operates landfill recovery systems in the U.S. Gas produced from these landfill sites qualifies for Section 29 tax credits.

Factors impacting income: Earnings rose $1 million in 2002 and $13 million in 2001, reflecting higher revenues from an increase in the shipment of coal, as well as an increase in revenues and tax credits resulting from an increase in gas produced.

Outlook – We expect to continue to grow our Coal Services and Biomass units. Biomass currently has 30 operating sites and other projects under development. Section 29 tax credits related to Biomass operations expire in 2007.

ENERGY DISTRIBUTION

Power Distribution & Transmission

Power Distribution & Transmission operations include the electric distribution services and steam heating businesses of Detroit Edison, and the electric transmission services of the International Transmission Company (ITC). Energy Distribution distributes electricity generated by Energy Resources and alternative electric suppliers to Detroit Edison's 2.1 million customers.

(in Millions)	**2002**	2001	2000
Operating Revenues	**$ 1,365**	$ 1,263	$ 1,218
Fuel and Purchased Power	**(26)**	(10)	(29)
Operation and Maintenance (1)	**(568)**	(477)	(460)
Depreciation, Depletion and Amortization	**(268)**	(259)	(251)
Taxes other than Income	**(135)**	(126)	(113)
Operating Income	**368**	391	365
Other Income and (Deductions)	**(135)**	(131)	(129)
Income Tax Provision	**(80)**	(74)	(61)
Net Income	**$ 153**	$ 186	$ 175
Operating Income as a Percent of Operating Revenues	**27%**	31%	30%

(1) Excludes merger and restructuring charges in 2001 and 2000.

Factors impacting income: Earnings decreased $33 million in 2002 and increased $11 million in 2001. The 2002 decrease is due primarily to increased operating and maintenance expenses, partially offset by higher operating revenue. Operation and maintenance expenses were affected by expenses associated with restoring power to customers who lost service during two catastrophic storms during 2002, as well as heat-related maintenance expenses due to prolonged periods of above normal summer temperatures and the related stress placed on the distribution system. Additionally, operation and maintenance expenses reflect increased costs associated with customer service process improvements, uncollectible accounts expense, and employee benefit expenses. Operating revenues increased due primarily to higher residential sales attributable to greater cooling demand.

The 2001 earnings improvement is due primarily to higher residential sales resulting from weather, partially offset by the impact of a 5% rate reduction that began in June 2000.

Below are volumes associated with the regulated power distribution and transmission business:

(in Thousands of MWh)	**2002**	2001	2000
Electric Deliveries			
Residential	**15,958**	14,503	13,903
Commercial	**18,395**	18,777	19,762
Industrial	**13,590**	14,430	16,090
Wholesale	**2,249**	2,159	2,277
	50,192	49,869	52,032
Electric Choice	**3,510**	1,268	202
Total Electric Deliveries	**53,702**	51,137	52,234

Outlook – Regulated electric system deliveries are expected to continue to increase in 2003 due to continued territory and economic growth. Operating results are expected to vary as a result of various external factors such as weather, changes in economic conditions and the severity and frequency of storms. In January 2003, we sold our steam business and will record a net of tax loss in the 2003 first quarter of approximately $13 million. In the fourth quarter of 2002, we entered into an agreement to sell ITC for $610 million. Following receipt of regulatory approvals and resolution of other contingencies, it is anticipated that the transaction will close in the first quarter of 2003 and generate a net of tax gain of approximately $75 million.

Several Midwest utilities seek to recover lost transmission revenues associated with the creation of multiple regional transmission organizations in the Midwest. Positions advocated by several parties in a Federal Energy Regulatory Commission (FERC) proceeding could require that Detroit Edison and its customers be responsible for increased transmission costs. Detroit Edison continues to actively participate in this proceeding and depending upon the outcome would subsequently seek rate recovery of these costs.

Non-Regulated

Non-regulated energy distribution operations consist primarily of DTE Energy Technologies that markets and distributes a broad portfolio of distributed generation products, provides application engineering, and monitors and manages system operations.

Factors impacting income: Losses increased $6 million during 2002 due primarily to expenses associated with the establishment of new sales offices in the distributed generation business.

Outlook – DTE Energy Technologies expects to continue the expansion of its product portfolios and support capabilities in North America and the development of marketing relationships in other parts of the world. We plan to develop and launch new products in 2003 that are critical to our plan to increase revenues and generate operating profits by 2004.



Fouad Ashkar
Ethnic Marketing Manager

ENERGY GAS

Gas Distribution

Gas Distribution operations include gas distribution services primarily provided by MichCon, our gas utility that purchases, stores and distributes natural gas to 1.2 million residential, commercial and industrial customers located throughout Michigan.

(in Millions)	2002	2001	2000
Operating Revenues	$ 1,369	$ 615	$ –
Fuel and Purchased Power	(774)	(304)	–
Gross Margins	595	311	–
Operation and Maintenance (1)	(297)	(194)	–
Depreciation, Depletion and Amortization	(104)	(61)	–
Taxes other than Income	(51)	(24)	–
Operating Income	143	32	–
Other Income and (Deductions)	(41)	(38)	–
Income Tax Benefit (Provision)	(36)	21	–
Net Income	$ 66	$ 15	$ –
Operating Income as a Percent of Operating Revenues	10%	5%	–%

(1) Excludes merger and restructuring charges in 2001 and 2000.

Factors impacting income: Gas Distribution had income of $66 million in 2002 compared to $15 million in 2001. The significant improvement in 2002 reflects a full year of operations from MichCon, which was acquired in conjunction with the MCN Energy acquisition in May 2001. In contrast to 2001, the 2002 results include the January through April period when demand for natural gas is at its highest.

Warmer than normal weather during 2002 and 2001 reduced Gas Distribution's earnings by $11 million and $13 million, respectively. Operations and maintenance expenses in 2002 were affected by higher uncollectible accounts expense, employee benefit expenses, and costs associated with customer service process improvements.

The pro-forma impact of the MCN Energy acquisition on DTE Energy is discussed in Note 4 – Acquisitions and Dispositions.

Outlook – Gas restructuring is expected to continue to result in increased customer choice in the gas sales business. In December 2001, the MPSC issued an order that continues the gas Customer Choice program on a permanent and expanding basis beginning with the conclusion of the three-year temporary program on March 31, 2002. Under the expanded program, beginning April 1, 2002, up to approximately 40% of customers could elect to purchase gas from suppliers other than MichCon. Beginning in April 2003, up to approximately 60% of customers could participate and beginning April 2004, all 1.2 million of MichCon's gas customers could choose to participate. Since MichCon continues to transport and deliver the gas to the participating customer premises at prices comparable to margins earned on gas sales, customers switching to other suppliers have little impact on MichCon's earnings. As of December 2002, approximately 190,000 customers were participating in the gas Customer Choice program.

Under the MPSC order, MichCon returned to a gas cost recovery (GCR) mechanism upon termination of its three-year experimental Gas Sales Program in December 2001. Under the GCR mechanism, the gas commodity component of MichCon's sales rates is designed to recover the actual costs of gas purchases. In December 2001, the MPSC issued an order permitting MichCon to implement GCR factors up to $3.62 per Mcf for January 2002 billings and up to $4.38 per Mcf for the remainder of 2002. The order also allowed MichCon to recognize a regulatory asset of approximately $14 million representing the difference between the $4.38 factor and the $3.62 factor for volumes that were unbilled at December 31, 2001. The regulatory asset will be subject to the 2002 GCR reconciliation process. In July 2002, in response to a petition for rehearing filed by the Michigan Attorney General, the MPSC directed the parties to address MichCon's implementation of the December 2001 order and the impact of that implementation on rates charged to MichCon's customers. Also, in July 2002, an MPSC Administrative Law Judge (ALJ) issued a Proposal for Decision on MichCon's 2002 GCR plan case. In that decision the ALJ recommended adoption of the MPSC Staff's proposed $26.5 million reduction in gas cost due to MichCon's decision to utilize storage gas during 2001 that resulted in a gas inventory decrement for the 2001 calendar year. Management cannot predict the outcome and has not accrued an amount related to this matter. See Note 6 – Regulatory Matters.

Gas Distribution's future operating results are expected to vary as a result of weather and changes in economic conditions.

Non-Regulated

Non-regulated operations include the gas and oil Exploration & Production business, and the gas Pipelines & Processing business. E&P produces gas from proven reserves owned in northern Michigan and sells the gas to the Energy Marketing & Trading segment. Pipelines & Processing has partnership interests in two interstate transmission pipelines, seven carbon dioxide processing facilities and a natural gas storage field. The assets of these businesses primarily support the Energy Marketing & Trading segment.

Factors impacting income: Earnings were $26 million in 2002 compared with $11 million in 2001. The results reflect a full year of operations of the E&P and Pipeline & Processing businesses that were acquired in conjunction with the MCN Energy acquisition in May 2001.

Outlook – We expect to further develop our gas production properties in northern Michigan and our pipelines, processing and storage assets to support other DTE Energy businesses. Additionally, we expect to continue exploring opportunities in the coal bed methane gas production business to leverage our E&P capabilities, skills and experience.

CORPORATE & OTHER

Corporate & Other had a loss of $52 million in 2002 compared with a loss of $14 million in 2001. The increased loss was due to higher interest expense resulting from increased debt and a full year impact of corporate debt assumed in the MCN Energy acquisition. Additionally, results reflect a reserve of $11 million (pre-tax) for the possible loss associated with direct loans to and the guarantee of debt of a technology investment.

CAPITAL RESOURCES AND LIQUIDITY

(in Millions)	**2002**	2001	2000
Cash and Cash Equivalents			
Cash Flow From (Used For)			
Operating activities:			
Net income, depreciation, depletion and amortization	**$ 1,391**	$ 1,127	$ 1,226
Merger and restructuring charges	**–**	215	–
Deferred income taxes	**(208)**	(7)	(133)
Working capital and other	**(209)**	(524)	(78)
	974	811	1,015
Investing activities (1)	**(1,115)**	(2,286)	(674)
Financing activities (2)	**6**	1,679	(310)
Net Increase (Decrease) in Cash and Cash Equivalents	**$ (135)**	$ 204	$ 31

(1) Includes acquisition of MCN Energy in 2001.
(2) Includes $1.75 billion of securitization bonds issued in 2001.

Operating Activities

Our consolidated net cash from operating activities increased $163 million in 2002 and decreased $204 million in 2001. We use cash derived from operating activities to maintain and expand our core electric and gas utility businesses and to grow our non-regulated businesses. In addition, we use cash from operations to retire long-term debt and pay dividends. The increase in 2002 was attributable to higher net income, after adjusting for noncash items (depreciation, amortization and deferred taxes), partially offset by higher working capital requirements. Working capital requirements reflect an increase in accounts receivable and gas inventories. Accounts receivable collections were slowed in our utility business due to billing issues associated with our new combined billing system that have been resolved.

The decline in 2001 resulted primarily from lower earnings, after adjusting for noncash items including merger and restructuring charges, and higher working capital requirements. Working capital was affected by the seasonal requirements in the second half of 2001 of the gas business where cash is used to finance increases in gas inventories and customer accounts receivable.

Outlook – We expect our cash flow from operations will increase in 2003 due to earnings growth, and by better managing our working capital requirements, including the continued focus of reducing past due accounts receivable. These expected improvements will be partially offset by a $222 million contribution to our pension plan in January 2003.

Investing Activities

Our net cash used for investing activities decreased $1.2 billion in 2002 and increased $1.6 billion in 2001. The cash consideration portion of the MCN Energy acquisition totaled $1.2 billion and impacts the comparison of the periods. In 2002, capital expenditures in regulated and non-regulated businesses were lower, partially offset by reduced proceeds from the sale of non-strategic assets. In 2001, higher regulated capital expenditures at Detroit Edison were due to new air quality regulations that require reductions in nitrogen oxide levels as discussed in the following "Environmental Matters" section.

Outlook – Our strategic direction anticipates base level capital investments and expenditures for existing businesses in 2003 totaling approximately $850 million, of which approximately $700 million will be in regulated gas and electric operations and the remaining $150 million in non-regulated businesses. Approximately $100 million of the regulated capital expenditures will be incurred by our Power Generation business to comply with new ozone and air quality regulations. Investments in new non-regulated growth businesses could push actual capital investments and expenditures over $1 billion. The actual level of non-regulated investments and expenditures will depend on new market opportunities. We also expect to complete the sale of ITC in 2003 for approximately $610 million.

The proposed level of investments and expenditures in future years is expected to be financed primarily with internally generated funds, including proceeds from the sale of non-strategic assets. We will evaluate divesting of assets and investments that do not meet certain return criteria or are not consistent with our strategic direction to maximize shareholder value.

We believe that we will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

Financing Activities

Our consolidated net cash related to financing activities decreased $1.7 billion in 2002 and increased $2 billion in 2001. The 2001 issuance of $1.75 billion of securitization bonds and the 2001 issuance of $1.35 billion of long-term debt to finance the



Kevin Shaffer
Assistant Business Manager
Local #17

acquisition of MCN Energy impacts the comparison of the periods. In 2002, proceeds from the issuance of debt and common stock were used for the redemption of higher cost debt and to reduce short-term borrowings. In 2001, proceeds from the issuance of securitization bonds and other Detroit Edison and MichCon debt were used to repay debt and repurchase our common stock. Details of 2002 financing activities follows:

- In January 2002, DTE Energy Trust I, a wholly owned trust of the company, issued $180 million of 7.8% Trust Preferred Securities. The proceeds were used to redeem the 8-5/8% Trust Originated Preferred Securities and the 9-3/8% Redeemable Cumulative Preferred Securities.
- In April 2002, DTE Energy issued $200 million of 6.65% senior notes, due 2009. The proceeds were used to retire MCN Energy Enterprises Remarketable Securities that had an aggregate principal amount of $100 million, and to reduce short-term borrowings.
- In June 2002, DTE Energy issued 6.9 million equity-linked security units at $25 per unit. An equity security unit consists of a stock purchase contract and a senior note of DTE Energy. DTE Energy used the net proceeds of $167 million from this issuance for general corporate purposes, including the repayment of short-term borrowings.
- In June 2002, DTE Energy also issued 6.325 million shares of common stock at $43.25 per share, grossing $273.6 million. Net proceeds from the common stock offering were $265 million and were used for general corporate purposes.
- In October 2002, Detroit Edison issued $225 million of 5.20% senior notes, due 2012, and $225 million of 6.35% senior notes, due 2032. The proceeds were used for general corporate purposes, including debt redemptions and the repayment of short-term borrowings.
- In December 2002, Detroit Edison issued $64 million of 5.45% tax exempt bonds and $56 million of 5.25% tax exempt bonds, due 2032. The proceeds were used for the refunding of tax exempt bonds and to finance costs to be incurred for pollution control facilities at our power plants.

In October 2002, DTE Energy, Detroit Edison and MichCon entered into separate revolving credit facilities with a syndicate of banks totaling $1.2 billion. Our revolving credit facilities contain customary covenants. One important aspect of these agreements requires us to maintain a debt to total capitalization ratio of not more than .65 to 1, and an "earnings before interest, taxes, depreciation and amortization" to interest ratio of no less than 2 to 1. See Note 13 – Short-Term Credit Arrangements and Borrowings.

DTE Energy, Detroit Edison and MichCon have effective shelf registrations with the SEC that allow for the issuance of up to $1.9 billion of debt and equity securities.

In February 2003, MichCon issued $200 million of 5.7% senior notes, due in 2033. The proceeds were used for debt redemption.

Outlook – Our capitalization objective is to maintain our credit ratings through a strong balance sheet. Our capitalization objective is a 50% to 55% leverage target (excluding certain debt, principally securitization debt.) We have issued guarantees for the benefit of various non-regulated subsidiary transactions. We do not anticipate any credit rating downgrades, however in the event that our credit rating is downgraded below investment grade, certain of these guarantees would require us to post cash or letters of credit valued at approximately $200 million at December 31, 2002.

CRITICAL ACCOUNTING ESTIMATES

There are estimates used in preparing the consolidated financial statements that require considerable judgment. Such estimates relate to regulation, risk management and trading activities, Section 29 tax credits, goodwill, pension and post retirement costs, and the allowance for doubtful accounts.

Regulation

A significant portion of our business is subject to regulation. Detroit Edison, MichCon and ITC currently meet the criteria of Statement of Financial Accounting Standards (SFAS) No. 71, *"Accounting for the Effects of Certain Types of Regulation."* Application of this standard results in differences in the application of generally accepted accounting principles between regulated and non-regulated businesses. SFAS No. 71 requires the recording of regulatory assets and liabilities for certain transactions that would have been treated as revenue or expense in non-regulated businesses. Future regulatory changes or changes in the competitive environment could result in discontinuing the application of SFAS No. 71 for some or all of our businesses. If we were to discontinue the application of SFAS No. 71 on all our operations, we estimate that an extraordinary noncash effect to income would be as follows:

(in Millions) **Regulated Entity**	**Noncash Gain (loss)**
Detroit Edison (1)	$ (27)
MichCon	(28)
ITC	(6)
Total	$ (61)

(1) Excludes securitized regulatory assets.

Management believes that currently available facts support the continued application of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable in the current rate environment.

Risk Management and Trading Activities

All derivatives are recorded at fair value and shown as "Assets or liabilities from risk management and trading activities" in the consolidated statement of financial position. Risk management activities are accounted for in accordance with SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities."* Through December 2002, trading activities were accounted for in accordance with Financial Accounting Standards Board Emerging Issue Task Force (EITF) Issue No. 98-10, *"Accounting for Energy Trading and Risk Management Activities."* Effective January 2003, trading activities are accounted for in accordance with SFAS No. 133. See Note 2 – New Accounting Pronouncements.

The offsetting entry to "Assets or liabilities from risk management and trading activities" is to other comprehensive income or earnings depending on the use of the derivative, how it is designated and if it qualifies for hedge accounting. The fair values of derivative contracts were adjusted each reporting period for changes using market sources such as:

- published exchange traded market data
- prices from external sources
- price based on valuation models

Market quotes are more readily available for short duration contracts. Effective in 2003, fair value measurements must be evidenced by similar transactions in the marketplace.

Section 29 Tax Credits

We have generated Section 29 tax credits from our synfuel, coke battery and biomass operations. Seven of our synthetic fuel facilities have received favorable private letter rulings from the Internal Revenue Service (IRS) with respect to their operations. The remaining two rulings have been requested and are expected in 2003. These tax credits are subject to review by the IRS and if we fail to prevail through the administrative and legal process, there could be a significant tax liability owed for previously taken Section 29 tax credits. Our portion of tax credits generated was $250 million in 2002, up from $165 million in 2001 and $130 million in 2000. Outside firms assist us in assuring we operate in accordance with our private letter rulings and within the parameters of the law, as well as calculating the value of tax credits.

Goodwill

Certain of our business units have goodwill resulting from purchase business combinations. In accordance with SFAS No. 142, *"Goodwill and Other Intangible Assets,"* each of our reporting units with goodwill is required to perform impairment tests annually or whenever events or circumstances indicate that the value of goodwill may be impaired. In order to perform these impairment tests, we must determine the reporting unit's fair value using valuation techniques, which use estimates of discounted future cash flows to be generated by the reporting unit. These cash flow estimates involve judgments based on a broad range of information and historical results. To the extent estimated cash flows are revised downward, the reporting unit may be required to write down all or a portion of its goodwill which would adversely impact our earnings. As of December 31, 2002, our goodwill totaled $2.1 billion and we determined that no impairment exists.

Pension and Postretirement Costs

Our cost of providing pension and postretirement benefits are dependent upon a number of factors, including rates of return on plan assets, the discount rate and the rate of increase in health care costs.

We had pension income for qualified pension plans of $9 million in 2002, and pension expense of $159 million in 2001 and $9 million in 2000. Postretirement benefits expense for all plans was $70 million in 2002, $104 million in 2001 and $44 million in 2000. Pension and postretirement benefits expense is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on our plan assets of 9% at December 31, 2002. In developing our expected long-term rate of return assumption, we evaluated input from our consultants, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns by such consultants are based on broad equity and bond markets. Our expected long-term rate of return on plan assets is based on an asset allocation assumption of 65% in equity markets, 28% in fixed income markets, and 7% invested in other assets. Because of market volatility, we periodically review our asset allocation and rebalance our portfolio when considered appropriate. Given market conditions we believe that 9% is a reasonable long-term rate of return on our plan assets, despite the recent financial market downturn. We will continue to evaluate our actuarial assumptions, including our expected rate of return, at least annually.

We base our determination of the expected return on plan assets for pension benefits on a market-related valuation of assets which reduces year-to-year volatility. This market-related valuation recognizes changes in fair value in a systematic manner over a three-year period. Because of this method, the future value of assets will be impacted as previously deferred gains or losses are recorded. We have unrecognized net losses due to the recent unfavorable performance of the financial markets. As of December 31, 2002, we had cumulative losses of approximately $375 million which remain to be recognized in the calculation of the market-related value of assets. These unrecognized net losses may result in increases in our future pension expense.

(I believe) *IN RESULTS*



Lisa Howze
Senior Business Financial Analyst

The discount rate that we utilize for determining future pension and postretirement benefit obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has decreased from 7.25% at December 31, 2001 to 6.75% at December 31, 2002. Due to recent financial market performance, lower discount rates and increased health care trend rates, we estimate that our 2003 pension expense will approximate $70 million and our postretirement benefit expense will approximate $141 million. We have also made modifications to the pension and postretirement benefit plans to mitigate the earnings impact of the higher costs. Future actual pension and postretirement benefit expense will depend on future investment performance, changes in future discount rates and various other factors related to plan design.

Lowering the expected long-term rate of return on our pension plan assets by 0.5% would have increased our 2002 pension expense by approximately $12 million and our postretirement benefit expense by $3 million. Lowering the discount rate and the salary increase assumptions by 0.5% would have increased our pension expense for 2002 by approximately $3 million. Lowering the discount rate and the health care cost trend assumptions by 0.5% would have decreased our postretirement benefit expense for 2002 by approximately $4 million.

The market value of our pension and postretirement benefit plan assets has been affected by sharp declines in the financial markets since 2000. The value of our plan assets has decreased from $2.8 billion at December 31, 2001, to $2.4 billion at December 31, 2002. The investment performance returns and declining discount rates have required us to recognize at December 31, 2002, an additional minimum pension liability of $855 million, an intangible asset of $57 million and an entry to other comprehensive loss (shareholders' equity) of $518 million, net of tax. The additional minimum pension liability and related accounting entries would be reversed on the balance sheet in future periods if the fair value of plan assets exceeds the accumulated pension benefit obligations. The recording of the minimum pension liability does not affect net income or cash flow.

Pension and postretirement costs and pension cash funding requirements will increase in future years without a substantial recovery in the financial markets. We made a $35 million cash contribution to the pension plan in 2002 and a $222 million cash contribution in January 2003. We also contributed $33 million to the postretirement plans in 2002, and expect to contribute at least $80 million by the end of 2003.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, economic conditions, age of receivables and other information. With the implementation of a new integrated billing system in late 2001, we encountered billing issues that resulted in an MPSC inquiry. We filed a plan with the MPSC in March 2002 addressing customer billing complaints. While we have resolved the primary billing issues, we may encounter difficulty in collecting past due receivables. As a result, our allowance for doubtful accounts increased in 2002. We believe the allowance for doubtful accounts is based on reasonable estimates, however; failure to collect our past due receivables could unfavorably affect operating results and cash flow.

ENVIRONMENTAL MATTERS

Protecting the environment, as well as correcting past environmental damage, continues to be a focus of state and federal regulators. Legislation and (or) rulemaking could further impact the electric utility industry including Detroit Edison. The Environmental Protection Agency (EPA) and the Michigan Department of Environmental Quality have aggressive programs to clean-up contaminated property. The EPA initiated enforcement actions against several major electric utilities citing violations of new source provisions of the Clean Air Act. Detroit Edison received and responded to information requests from the EPA on this subject. The EPA has not initiated proceedings against Detroit Edison. The National Energy Policy Development Group is reviewing the EPA's interpretation and application of regulations for new source review requirements. We expect this review to focus on the ability of fossil-fueled plant owners to perform plant maintenance without additional significant environmentally related modifications. While we anticipate continued ability to economically maintain our plants, the outcome of this governmental review cannot be predicted.

EPA ozone transport regulations and final new air quality standards relating to ozone and particulate air pollution will impact us. Detroit Edison has spent approximately $460 million through December 2002 and estimates that it will incur approximately $300 million to $400 million of future capital expenditures over the next five to eight years to comply.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 2 – New Accounting Pronouncements for discussion of new pronouncements.

CONTRACTUAL OBLIGATIONS

The following table reflects the payments due to others for contractual obligations existing at December 31, 2002:

(in Millions)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations					
Long-Term Debt:					
Mortgage bonds, notes & other	$ 6,576	$ 920	$ 793	$ 644	$ 4,219
Securitization bonds	1,673	88	185	215	1,185
Equity Linked Securities	191	6	185	–	–
Capital Lease Obligations	127	16	24	25	62
Operating Leases	328	40	80	71	137
Electric and Gas					
Purchase Obligations	2,078	709	576	277	516
Other Long-Term Obligations	683	110	182	70	321
Total Obligations	$ 11,656	$ 1,889	$ 2,025	$ 1,302	$ 6,440

We expect 2003 capital expenditures will approximate $850 million. Certain commitments have been made in connection with such capital expenditures and are excluded from the above table.

FAIR VALUE OF CONTRACTS

Roll-Forward of Mark to Market Energy Contract Net Assets

The following table provides details on changes in our mark-to-market (MTM) net asset or liability position during 2002.

(in Millions)	Proprietary Trading (1)	Structured Contracts (2)	Owned Assets (3)	Total
Energy Marketing & Trading Segment				
MTM at December 31, 2001	$ (4)	$ (171)	$ 42	$ (133)
Reclassification to realized at settlement of contract	1	16	(45)	(28)
Reclassification to Liabilities from Transportation and Storage Contracts (4)	–	155	–	155
Net change in option premiums	11	–	1	12
Other changes in fair value	7	19	(48)	(22)
MTM at December 31, 2002	$ 15	$ 19	$ (50)	(16)
Other DTE Energy Segments				(100)
				$ (116)

(1) "Proprietary Trading" represents derivative activity transacted with the intent of capturing profits on forward price movements.

(2) "Structured Contracts" represents derivative activity transacted with the intent to capture profits by originating substantially hedged positions with wholesale energy marketers, utilities, retail aggregators and end-users. Although transactions are generally executed with a buyer and seller simultaneously, some positions remain open until a suitable offsetting trade can be executed.

(3) "Owned Assets" represents derivative activity associated with assets owned by DTE Energy, including forward sales of gas production and trades associated with owned transportation and storage capacity. Derivatives are generally executed with the intent of locking in and optimizing profits without creating additional risk.

(4) Represents transportation contracts that no longer meet the definition of a derivative. The fair value of such contracts were frozen and are being amortized to income over the remaining contract terms.

(in Millions)	Proprietary Trading	Structured Contracts	Owned Assets	Eliminations	Total
Current Assets	$ 62	$ 68	$ 65	$ (10)	$ 185
Noncurrent assets	18	33	114	(16)	149
Total MTM assets	80	101	179	(26)	334
Current liabilities	(49)	(58)	(96)	9	(194)
Noncurrent liabilities	(16)	(24)	(133)	17	(156)
Total MTM liabilities	(65)	(82)	(229)	26	(350)
Total MTM net assets (liabilities)	$ 15	$ 19	$ (50)	$ –	$ (16)



Jim Rottman
Muskegon Field
Operations Supervisor

Maturity and source of fair value of MTM energy contract net assets

The table below shows the maturity and source of how we derived the MTM positions of our energy contracts.

(in Millions) Source of Fair Value	2003	2004	2005	2006	2007	Beyond Five Years	Total Fair Value
Proprietary Trading							
Actively quoted prices (1)	$ 13	$ (6)	$ (3)	$ –	$ –	$ –	$ 4
Prices by external sources (2)	–	6	3	–	2	–	11
	13	–	–	–	2	–	15
Structured Contracts							
Actively quoted prices (1)	9	5	–	–	–	–	14
Prices by external sources (2)	–	–	1	1	1	2	5
	9	5	1	1	1	2	19
Owned Assets							
Actively quoted prices (1)	(30)	(14)	(8)	(4)	–	–	(56)
Prices by external sources (2)	–	12	11	2	(6)	(13)	6
	(30)	(2)	3	(2)	(6)	(13)	(50)
Total	$ (8)	$ 3	$ 4	$ (1)	$ (3)	$ (11)	$ (16)

(1) "Actively quoted prices" represent our position where we developed forward price curves using published New York Merchantile Exchange (NYMEX) prices, over the counter (OTC) gas and power quotes. The NYMEX publishes gas futures prices for the next six years.

(2) "Prices by external sources" represent our forward positions in power at points where OTC broker quotes are not always available. We value these positions against internally developed forward market price curves that are constantly validated and recalibrated against OTC broker quotes for closely correlated points. This catagory also includes "strip" transactions whose prices are obtained from external sources and then modeled to daily or monthly prices as appropriate.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk

Risk Management and Trading Activities

DTE Energy has commodity price risk arising from market price fluctuations in conjunction with the anticipated purchase of electricity to meet its obligations during periods of peak demand. We also are exposed to the risk of market price fluctuations on gas sale and purchase contracts, gas production and gas inventories. To limit our exposure to commodity price fluctuations, we have entered into a series of electricity and gas futures, forwards, option and swap contracts. See Note 15 – Financial and Other Derivative Instruments for further discussion.

Interest Rate Risk

DTE Energy is subject to interest rate risk in connection with the issuance of debt and preferred securities. In order to manage interest costs, we use treasury locks and interest rate swap agreements. Our exposure to interest rate risk arises primarily from changes in U.S. Treasury rates, commercial paper rates and London Inter-Bank Offered Rates (LIBOR).

Summary of Sensitivity Analysis

We performed a sensitivity analysis calculating the impact of changes in fair values utilizing applicable forward commodity rates or changes in interest rates if they occurred at December 31, 2002:

(in Millions)	Increase of 10%	Decrease of 10%	Change in the fair value of
Activity			
Gas Contracts	$ (21)	$ 7	Commodity contracts
Power Contracts	$ 3	$ (1)	Commodity contracts
Interest Rate Risk	$ (229)	$ 245	Long term debt

Credit Risk

We purchase and sell electricity, gas and coke to numerous companies operating in the steel, automotive, energy and retail industries. During 2001 and 2002, a number of customers have filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, including certain Enron Corporation affiliates, National Steel Company and Bethlehem Steel Company. At December 31, 2002, we had approximately $65 million of accounts receivable and approximately $40 million of accounts payable with these bankrupt companies. We regularly review contingent matters relating to purchase and sale contracts and record provisions for amounts considered probable of loss. We believe our previously accrued amounts are adequate for probable losses. The final resolution of these matters are not expected to have a material effect on our financial statements in the period they are resolved.

Report of Management's
Responsibility for Financial Statements

We have reviewed this annual report to shareholders, and based on our knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report. Also, based on our knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of DTE Energy as of, and for, the periods presented.

We are responsible for establishing and maintaining disclosure controls and procedures (as defined in Securities and Exchange Act Rules 13a-14 and 15d-14) and we have:

(a) designed such disclosure controls and procedures to ensure that material information is made known to us by others within our company, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of our disclosure controls and procedures as of a date within 90 days prior to the completion of this annual report (the "Evaluation Date"); and

(c) have concluded that as of the Evaluation Date, such controls and procedures were effective at ensuring that required information is disclosed on a timely basis.



Anthony F. Earley, Jr.
Chairman, President, Chief Executive and Chief Operating Officer



David E. Meador
Senior Vice President and Chief Financial Officer

Independent
Auditors' Report

Deloitte & Touche

Suite 900
600 Renaissance Center
Detroit, Michigan 48243-1704

To the Board of Directors and Shareholders
of DTE Energy Company

We have audited the consolidated statement of financial position of DTE Energy Company and subsidiaries (the "Company") as of December 31, 2002 and 2001 and the related consolidated statements of operations, cash flows, and changes in shareholders' equity and comprehensive income for the each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DTE Energy Company and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and energy trading contracts in 2002. Also, as discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.



DELOITTE & TOUCHE LLP
February 11, 2003

Consolidated Statement of Operations

(in Millions, Except Per Share Amounts)	Year Ended December 31 2002	2001	2000
Operating Revenues	$ 6,749	$ 5,791	$ 4,638
Operating Expenses			
Fuel, purchased power and gas	2,099	1,919	1,305
Operation and maintenance	2,416	1,801	1,424
Depreciation, depletion and amortization	759	795	758
Taxes other than income	370	312	296
Merger and restructuring charges (Note 5)	–	268	25
Total Operating Expenses	5,644	5,095	3,808
Operating Income	1,105	696	830
Other Income and Deductions			
Interest expense	548	468	336
Preferred stock dividends of subsidiaries	25	15	–
Interest income	(29)	(22)	(9)
Other income	(62)	(60)	(4)
Other expenses	50	76	30
Total other income and deductions	532	477	353
Income Before Income Taxes	573	219	477
Income Tax Provision (Benefit) (Note 9)	(59)	(110)	9
Income Before Accounting Change	632	329	468
Cumulative Effect of Accounting Change (Note 15)	–	3	–
Net Income	$ 632	$ 332	$ 468
Basic Earnings per Common Share (Note 10)			
Before accounting change	$ 3.85	$ 2.15	$ 3.27
Cumulative effect of accounting change	–	.02	–
Total	$ 3.85	$ 2.17	$ 3.27
Diluted Earnings per Common Share (Note 10)			
Before accounting change	$ 3.83	$ 2.14	$ 3.27
Cumulative effect of accounting change	–	.02	–
Total	$ 3.83	$ 2.16	$ 3.27
Average Common Shares			
Basic	164	153	143
Diluted	165	154	143
Dividends Declared per Common Share	$ 2.06	$ 2.06	$ 2.06

See Notes to Consolidated Financial Statements

Consolidated Statement
of Financial Position

(in Millions)	December 31 2002	2001
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 133**	$ 268
Restricted cash	**237**	157
Accounts receivable		
Customer (less allowance for doubtful accounts of $82 and $57, respectively)	**902**	745
Accrued unbilled revenues	**296**	242
Other	**237**	261
Inventories		
Fuel and gas	**413**	345
Materials and supplies	**163**	160
Assets from risk management and trading activities	**224**	191
Other	**159**	110
	2,764	2,479
Investments		
Nuclear decommissioning trust funds	**417**	417
Other	**487**	625
	904	1,042
Property		
Property, plant and equipment	**17,862**	17,073
Less accumulated depreciation and depletion	**(8,049)**	(7,524)
	9,813	9,549
Other Assets		
Goodwill (Note 4)	**2,119**	2,003
Regulatory assets (Note 6)	**1,197**	1,189
Securitized regulatory assets	**1,613**	1,692
Assets from risk management and trading activities	**152**	150
Prepaid pension assets	**172**	435
Other	**504**	342
	5,757	5,811
Total Assets	**$ 19,238**	$ 18,881

See Notes to Consolidated Financial Statements

(I believe) IN INTEGRITY 

Roddy Parker
Financial Consolidation
Controller

(in Millions, Except Shares)	December 31 2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 647	$ 581
Accrued interest	115	117
Dividends payable	90	84
Accrued payroll	49	108
Short-term borrowings	414	681
Current portion long-term debt, including capital leases	1,018	517
Liabilities from risk management and trading activities	284	216
Other	596	523
	3,213	2,827
Other Liabilities		
Deferred income taxes	916	1,486
Regulatory liabilities	179	187
Unamortized investment tax credit	168	180
Liabilities from risk management and trading activities	208	310
Liabilities from transportation and storage contracts	523	373
Accrued pension liability	582	32
Nuclear decommissioning	416	412
Other	683	557
	3,675	3,537
Long-Term Debt (Note 12)		
Mortgage bonds, notes and other	5,656	5,892
Securitization bonds	1,585	1,673
Equity-linked securities	191	–
Capital lease obligations	82	89
	7,514	7,654
Commitments and Contingencies (Notes 6, 7, 16)		
Obligated Mandatorily Redeemable Preferred Securities of Subsidiaries Holding Solely Debentures of DTE Energy or Enterprises	271	274
Shareholders' Equity		
Common stock, without par value, 400,000,000 shares authorized, 167,462,430 and 161,133,959 shares issued and outstanding, respectively	3,052	2,811
Retained earnings	2,132	1,846
Accumulated other comprehensive loss	(619)	(68)
	4,565	4,589
Total Liabilities and Shareholders' Equity	$ 19,238	$ 18,881

See Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

(in Millions)	Year Ended December 31 2002	2001	2000
Operating Activities			
Net income	**$ 632**	$ 332	$ 468
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation, depletion and amortization	**759**	795	758
Merger and restructuring charges	**–**	215	–
Deferred income taxes	**(208)**	(7)	(133)
Changes in assets and liabilities, exclusive of changes shown separately (Note 1)	**(209)**	(524)	(78)
Net cash from operating activities	**974**	811	1,015
Investing Activities			
Plant and equipment expenditures – regulated	**(794)**	(776)	(586)
Plant and equipment expenditures – non-regulated	**(190)**	(320)	(163)
Acquisition of MCN Energy, net of cash acquired	**–**	(1,212)	–
Proceeds from sales of assets	**41**	216	–
Restricted cash for debt redemptions	**(79)**	(70)	43
Other investments	**(93)**	(124)	32
Net cash used for investing activities	**(1,115)**	(2,286)	(674)
Financing Activities			
Issuance of long-term debt	**958**	4,254	273
Redemption of long-term debt	**(613)**	(1,423)	(331)
Issuance of preferred securities	**180**	–	–
Redemption of preferred securities	**(180)**	–	–
Short-term borrowings, net	**(267)**	(282)	116
Capital lease obligations	**(12)**	(107)	(2)
Issuance of common stock	**265**	–	–
Repurchase of common stock	**(9)**	(438)	(70)
Capital additions from synfuel partners	**22**	–	–
Dividends on common stock	**(338)**	(325)	(296)
Net cash from (used for) financing activities	**6**	1,679	(310)
Net Increase (Decrease) in Cash and Cash Equivalents	**(135)**	204	31
Cash and Cash Equivalents at Beginning of Period	**268**	64	33
Cash and Cash Equivalents at End of Period	**$ 133**	$ 268	$ 64

See Notes to Consolidated Financial Statements

Consolidated Statement
of Changes in Shareholders' Equity and Comprehensive Income

(Dollars in Millions, Shares in Thousands)	Common Stock Shares	Common Stock Amounts	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 1999	145,041	$ 1,943	$ 1,959	$ –	$ 3,902
Net income	–	–	468	–	468
Dividends declared on common stock	–	–	(294)	–	(294)
Repurchase and retirement of common stock	(2,390)	(32)	(39)	–	(71)
Unearned stock compensation	–	1	–	–	1
Other	–	–	3	–	3
Balance, December 31, 2000	142,651	1,912	2,097	–	4,009
Net income	–	–	332	–	332
Issuance of new shares	29,017	1,060	–	–	1,060
Dividends declared on common stock	–	–	(324)	–	(324)
Repurchase and retirement of common stock	(10,534)	(155)	(270)	–	(425)
Unearned stock compensation	–	(6)	–	–	(6)
Other	–	–	11	–	11
Net change in unrealized losses on derivatives, net of tax	–	–	–	(69)	(69)
Net change in unrealized gain on investments, net of tax	–	–	–	1	1
Balance, December 31, 2001	161,134	2,811	1,846	(68)	4,589
Net income	–	–	**632**	–	**632**
Issuance of new shares	**6,426**	**270**	–	–	**270**
Dividends declared on common stock	–	–	**(341)**	–	**(341)**
Repurchase and retirement of common stock	**(98)**	**(1)**	**(2)**	–	**(3)**
Pension Obligations				**(518)**	**(518)**
Other	–	**(28)**	**(3)**		**(31)**
Net change in unrealized losses on derivatives, net of tax	–	–	–	**(33)**	**(33)**
Balance, December 31, 2002	**167,462**	**$ 3,052**	**$ 2,132**	**$ (619)**	**$ 4,565**

We did not have other comprehensive income (loss) in 2000. The following table displays comprehensive income (loss) for 2002 and 2001:

(in Millions)	2002	2001
Net income	**$ 632**	$ 332
Other comprehensive income (loss), net of tax:		
Net unrealized losses on derivatives:		
Cumulative effect of a change in accounting principle, net of taxes of $24	–	(42)
Losses arising during the period, net of taxes of $32 and $29, respectively	**(60)**	(53)
Amounts reclassified to earnings, net of taxes of $15 and $14, respectively	**27**	26
	(33)	(69)
Net change in unrealized gain on investments, net of taxes of $1	–	1
Pension obligations, net of taxes of $280	**(518)**	–
Comprehensive income	**$ 81**	$ 264

See Notes to Consolidated Financial Statements

Notes
to Consolidated Financial Statements

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Corporate Structure

DTE Energy is an exempt holding company under the Public Utility Holding Company Act of 1935. DTE Energy was incorporated in Michigan in 1995 and is the parent company of the following subsidiaries:

- Detroit Edison Company;
- International Transmission Company (ITC);
- DTE Enterprises Inc. (Enterprises); and

Other subsidiaries engaged in energy marketing and trading, energy services and various other electricity, coal and gas related businesses.

Detroit Edison is a regulated Michigan public utility engaged in the generation, purchase, distribution and sale of electric energy to 2.1 million customers in southeast Michigan.

ITC is regulated by the Federal Energy Regulatory Commission (FERC) for the transmission of electric energy. In December 2002, we entered into a definitive agreement to sell ITC. See Note 4 for more detail.

On May 31, 2001, DTE Energy completed the acquisition of MCN Energy, now referred to as Enterprises. See Note 4 for further discussion. Enterprises is an exempt holding company under the Public Utility Holding Company Act of 1935. Enterprises is a Michigan corporation primarily engaged in natural gas production, gathering, processing, transmission, storage, distribution and energy marketing. Enterprises largest subsidiary is MichCon, a natural gas utility serving 1.2 million customers throughout the state of Michigan.

Both Detroit Edison and MichCon are regulated by the Michigan Public Service Commission (MPSC). Detroit Edison is also regulated by the FERC.

References in this report to "we", "us" and "our" are to DTE Energy and its subsidiaries, collectively.

Principles of Consolidation

We consolidate all majority owned subsidiaries and investments in entities in which we have controlling influence. Non-majority owned investments are accounted for using the equity method when the company is able to influence the operating policies of the investee. Non-majority owned investments include investments in limited liability companies, partnerships or joint ventures. When we do not influence the operating policies of an investee, the cost method is used. The company eliminates all intercompany balances and transactions.

Basis of Presentation

The accompanying consolidated financial statements are prepared using accounting principles generally accepted in the United States of America. These accounting principles require us to use estimates and assumptions that impact reported amounts of assets, liabilities, revenues, expenses, and the disclosure of contingent assets and liabilities. Actual results may differ from our estimates.

We reclassified some prior year balances to match the 2002 financial statement presentation.

Revenues

Revenues from the sale and delivery of electricity, and the sale, delivery and storage of natural gas are recognized as services are provided. Detroit Edison and MichCon record revenues for electric, gas and steam heating services provided but unbilled at the end of each month. Under agreement with the MPSC, Detroit Edison is not allowed to raise rates through 2003. Through December 2001, MichCon's rates included a component for cost of gas sold that was fixed at $2.95 per thousand cubic feet (Mcf). In 2002, MichCon implemented a gas cost recovery (GCR) mechanism that will recover the prudent and reasonable cost of gas sold subject to annual proceedings before the MPSC.

Through December 2002, our Energy Marketing & Trading segment recorded in revenues unrealized gains and losses on energy trading contracts (commodity forwards and financial derivatives) and corresponding physical positions. The recognition of unrealized gains and losses associated with energy trading activities was required under the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 98-10, "*Accounting for Energy Trading Activities and Risk Management Activities.*" With the rescission of EITF Issue No. 98-10 in the third quarter of 2002, the recognition of unrealized gains and losses is only permitted on energy trading contracts meeting the definition of a derivative under Statement of Financial Accounting Standards (SFAS) No. 133, "*Accounting for Derivative Instruments and Hedging Activities.*" Accordingly, the company no longer records unrealized gains and losses on physical positions utilized in our energy trading operations as discussed in the Inventories policy and Note 2 – New Accounting Pronouncements.

EITF Issue No. 98-10, permitted either gross or net presentation of mark to market gains and losses on energy trading contracts (including those to be physically settled) in the consolidated statement of operations. Based on discussions held at the June 2002 meeting of the EITF and statements made by the



Ralph Bigelow
Crew Leader
DTE Energy Distribution

SEC staff, we concluded that net presentation is preferable. In the past we presented such amounts on a gross basis. As of December 31, 2002, we have presented such amounts on a net basis, and all presented prior periods have been reclassified on a consistent basis.

Comprehensive Income

We comply with SFAS No. 130, *"Reporting Comprehensive Income,"* that established standards for reporting comprehensive income. SFAS No. 130 defines comprehensive income as the change in common shareholders' equity during a period from transactions and events from non-owner sources, including net income. Significant amounts recorded to comprehensive income include minimum pension liabilities as prescribed by SFAS No. 87, *"Employers' Accounting for Pensions,"* and unrealized gains and losses associated with cash flow hedging activities under SFAS No. 133.

Inventories

Fuel inventory and materials and supplies at Detroit Edison, MichCon and other subsidiaries are valued at average cost.

Gas inventory at MichCon is determined using the last-in, first-out (LIFO) method. At December 31, 2002, the replacement cost of gas remaining in storage exceeded the $55 million LIFO cost by $187 million. At December 31, 2001, the replacement cost exceeded the $6.2 million LIFO cost by $90.9 million. During 2001, MichCon liquidated 2.1 billion cubic feet (Bcf) of prior years' LIFO layers at an average cost of $0.39 per Mcf. MichCon's average gas purchase rate in 2001 was $2.83 per Mcf higher than the average LIFO liquidation rate. Applying LIFO cost in valuing the liquidation, as opposed to using the average purchase rate, decreased 2001 cost of gas by $5.8 million and increased earnings by $3.8 million, net of taxes.

Through December 2002, the Energy Marketing & Trading segment used the fair value method to price gas inventories. To comply with new accounting requirements resulting from the rescission of EITF Issue No. 98-10, the Energy Marketing & Trading segment changed to the average cost method for its gas inventories, effective January 2003.

Property, Retirement and Maintenance, and Depreciation and Depletion

Summary of property by classification as of December 31:

(in Millions)	**2002**	2001
Property, Plant and Equipment		
Electric Utility		
Generation	**$ 6,515**	$ 6,165
Distribution	**5,606**	5,407
Transmission	**813**	802
Total Electric Utility	**12,934**	12,374
Gas Utility		
Distribution	**1,903**	1,852
Storage	**212**	208
Other	**906**	903
Total Gas Utility	**3,021**	2,963
Non-regulated and other	**1,907**	1,736
Total Property Plant and Equipment	**17,862**	17,073
Less Accumulated Depreciation and Depletion		
Electric Utility		
Generation	**(3,117)**	(2,948)
Distribution	**(2,207)**	(2,062)
Transmission	**(425)**	(407)
Total Electric Utility	**(5,749)**	(5,417)
Gas Utility		
Distribution	**(1,127)**	(1,070)
Storage	**(98)**	(97)
Other	**(491)**	(459)
Total Gas Utility	**(1,716)**	(1,626)
Non-regulated and other	**(584)**	(481)
Total Accumulated Depreciation and Depletion	**(8,049)**	(7,524)
Net Property, Plant and Equipment	**$ 9,813**	$ 9,549

Property is stated at cost and includes construction-related labor and materials. The cost of properties retired plus removal costs, less salvage, at Detroit Edison and MichCon are charged to accumulated depreciation.

Expenditures for maintenance and repairs are charged to expense when incurred, except for Fermi 2. Approximately $25 million of expenses related to the anticipated Fermi 2 refueling outage scheduled for 2003 are being accrued on a pro-rata basis over an 18-month period that began in November 2001.

We base depreciation provisions for utility property at Detroit Edison and MichCon on straight-line and units of production rates approved by the MPSC. The composite depreciation rate for Detroit Edison was 3.4% in 2002, 2001 and 2000. The composite depreciation rate for MichCon was 3.6% in 2002 and 3.9% in 2001.

The average estimated useful life for each class of property, plant and equipment as of December 31, 2002 follows:

Estimated Useful Lives in Years

Utility	Generation	Distribution	Transmission
Electric	39	37	36
Gas	N/A	26	29

Non-regulated property is depreciated over its estimated useful life using straight-line, declining-balance or units-of-production methods.

Natural Gas and Oil Exploration and Production

We follow the successful efforts method of accounting for investments in oil and gas properties. Under the successful efforts method, we capitalize the costs of property acquisitions, successful exploratory wells, development costs, support equipment and facilities. When a well is classified as non-productive, costs associated with that well are expensed. We also expense production costs, overheads, and exploration costs other than for exploratory drilling. Depreciation and depletion of proven oil and gas properties are determined using the units-of-production method over the life of the proven reserves.

Long-Lived Assets

Long-lived assets that we own are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds the expected future cash flows generated by the asset, an impairment loss is recognized resulting in the asset being written down to its estimated fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Software Costs

We capitalize the cost of software developed for internal use. These costs are amortized on a straight-line basis over five years. Amortization begins when the software project is complete.

Excise and Sales Taxes

We record the billing of excise and sales taxes as receivables with an offsetting payable to the applicable taxing authority, with no impact on the statement of operations.

Deferred Debt Costs

The costs related to the issuance of long-term debt are deferred and amortized over the life of each debt issue. In accordance with MPSC regulations applicable to Detroit Edison and MichCon, the unamortized discount, premium and expense related to debt redeemed with a refinancing are amortized over the life of the replacement issue. Discount, premium and expense on early redemptions of debt associated with non-regulated operations are charged to earnings.

Stock-Based Compensation

We have a stock-based employee compensation plan, which is described in Note 18. The plan permits the awarding of various stock awards, including options, restricted stock and performance shares. We account for stock awards under the plan under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, *"Accounting for Stock Issued to Employees."* No compensation cost related to stock options is reflected in net income, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. The recognition provisions under SFAS No. 123, *"Accounting for Stock-Based Compensation,"* require the recording of compensation expense for stock options equal to their fair value at date of grant as determined using an option pricing model. The following table illustrates the effect on net income and earnings per share if we had recorded compensation expense for options granted under the fair value recognition provisions of SFAS No. 123.

(in Millions, except per share amounts)	**2002**	2001	2000
Net Income As Reported	$ **632**	$ 332	$ 468
Less: Total Stock-based Expense (1)	**(7)**	(9)	(2)
Pro Forma Net Income	$ **625**	$ 323	$ 466
Earnings Per Share			
Basic – as reported	$ **3.85**	$ 2.17	$ 3.27
Basic – pro forma	$ **3.81**	$ 2.11	$ 3.26
Diluted – as reported	$ **3.83**	$ 2.16	$ 3.27
Diluted – pro forma	$ **3.79**	$ 2.10	$ 3.25

(1) Expense determined using a Black-Scholes based option pricing model.

Issuance of Stock by Equity Investees

DTE Energy and Mechanical Technology Incorporated formed Plug Power Inc. to design and develop on-site electric fuel cell power generation systems. In 1999, Plug Power completed an initial public offering (IPO) of common stock at $15 per share. After the IPO, we owned approximately 32% of Plug Power's outstanding common stock. Since Plug Power is considered a development stage company, generally accepted accounting principles require us to record gains and losses from Plug Power stock issuances as an adjustment to equity. As a result of Plug Power's IPO, we recorded an increase of $44 million in our investment and an after-tax increase of $28 million to equity in 1999. In July 2001, Plug Power completed a second public offering of common stock at $12 per share. After this public offering, we owned approximately 28% of Plug Power's outstanding common stock and recorded an increase of $17 million in our investment and an after-tax increase of $11 million to equity.

Consolidated Statement of Cash Flows

We consider investments purchased with a maturity of three months or less to be cash equivalents. Cash contractually designated for debt service is classified as restricted cash.

(in Millions)	2002	2001	2000
Changes in Assets and Liabilities, Exclusive of Changes Shown Separately			
Accounts receivable, net	**$ (157)**	$ 17	$ (118)
Accrued unbilled receivables	**(54)**	(19)	(22)
Accrued gas cost recovery revenue	**(5)**	(14)	–
Inventories	**(71)**	(76)	8
Accounts payables	**66**	(178)	134
Income taxes payable	**(8)**	(105)	34
General taxes	**(36)**	22	5
Risk management and trading activities	**69**	(80)	8
Other	**(13)**	(91)	(127)
	$ (209)	$ (524)	$ (78)

Other cash and non-cash investing and financing activities for the years ended December 31 were as follows:

(in Millions)	2002	2001	2000
Supplementary Cash Flow Information			
Interest paid (excluding interest capitalized)	**$ 551**	$ 409	$ 334
Income taxes paid	**167**	45	104
Noncash Investing and Financing Activities			
Notes received from sale of property	**217**	–	–
Issuance of equity-linked securities	**21**	–	–
Issuance of common stock for acquisition of MCN Energy	–	1,060	–

See the following notes for other accounting policies impacting our financial statements.

Note	Title
2	New Accounting Pronouncements
6	Regulatory Matters
9	Income Taxes
15	Financial & Other Derivative Instruments
17	Retirement Benefits and Trusteed Assets

NOTE 2 – NEW ACCOUNTING PRONOUNCEMENTS

Derivatives

Effective January 1, 2001, we adopted SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* as amended. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that companies recognize all derivatives as either assets or liabilities measured at fair value on the statement of financial position. SFAS No. 133 provides an exception for certain contracts that qualify as "normal purchases and sales." To qualify for this exception, certain criteria must be met, including a high probability the contract will result in physical delivery. See Note 15 – Financial and Other Derivative Instruments for additional information.

Business Combinations

Effective July 1, 2001 we adopted SFAS No. 141, *"Business Combinations."* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have an impact on the consolidated financial statements.

Goodwill and Other Intangible Assets

Effective January 1, 2002, we adopted SFAS No. 142, *"Goodwill and Other Intangible Assets,"* which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill be separately disclosed from other intangible assets in the balance sheet. Additionally under this statement, goodwill is no longer amortized, but must be reviewed at least annually for impairment. The provisions of this accounting standard also require the completion of a transitional impairment test within six months of adoption, with any impairment treated as a cumulative effect of a change in accounting principle. We completed the transitional goodwill impairment test as of January 1, 2002 and the annual goodwill impairment test as of October 1, 2002 and determined that no impairment existed.

In accordance with SFAS No. 142, we discontinued the amortization of goodwill effective January 1, 2002. A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization follows:

(in Millions, except per share amounts)	2001	2000
Net Income		
As reported	$ 332	$ 468
Add: Goodwill amortization	31	2
As adjusted	$ 363	$ 470
Basic Earnings Per Share		
As reported	$ 2.17	$ 3.27
Add: Goodwill amortization	.20	.01
As adjusted	$ 2.37	$ 3.28
Diluted Earnings Per Share		
As reported	$ 2.16	$ 3.27
Add: Goodwill amortization	.20	.01
As adjusted	$ 2.36	$ 3.28

In connection with the adoption of SFAS No. 142, we also reassessed the useful lives and the classification of identifiable intangible assets and determined that they continue to be appropriate. Our intangible assets consist primarily of software and are subject to amortization. Intangible assets amortization expense was $46 million in 2002 and $48 million in 2001. There were no material acquisitions of intangible assets during 2002. The gross carrying amount and accumulated amortization of intangible assets at December 31, 2002 were $519 million and $313 million, respectively. Amortization expense of intangible assets is estimated to be $46 million annually for 2003 through 2007.

Asset Retirement Obligations

On January 1, 2003, we adopted SFAS No. 143, *"Accounting for Asset Retirement Obligations,"* which requires the fair value of an asset retirement obligation be recognized in the period in which it is incurred. It will apply to legal obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development and (or) the normal operation of a long-lived asset. When a new liability is recorded, an entity will capitalize the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

We have completed a preliminary review and have identified a legal retirement obligation for the decommissioning costs for our Fermi 2 nuclear plant. To a lesser extent, we have retirement obligations for our synthetic fuel operations, gas production facilities, asphalt plant, gas gathering facilities and various other operations. As to regulated operations, we believe that adoption of SFAS No. 143 results primarily in timing differences in the recognition of legal asset retirement costs that we are currently recovering in rates and will be deferring such differences under SFAS No. 71.

As a result of adopting SFAS No. 143, we expect to record a capitalized asset of approximately $300 million, a corresponding retirement obligation liability of approximately $500 million, a cumulative effect amount related to regulated operations as a regulatory asset of approximately $200 million and a cumulative effect charge against earnings of $10 million to $15 million. We will finalize these preliminary estimates in the first quarter of 2003.

SFAS No. 143 also requires the quantification of the estimated cost of removal obligations, arising from other than legal obligations, which have been accrued through depreciation charges. At January 1, 2003 we estimate that we had approximately $700 million of previously accrued asset removal costs related to our regulated operations, for other than legal obligations, included in accumulated depreciation.

Long-Lived Assets

SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* supersedes SFAS No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."* This statement establishes a single accounting model for long-lived assets to be disposed of by sale, whether previously held and used, or newly acquired. We adopted this statement on January 1, 2002, with no impact on the consolidated financial statements.

Reporting Gains and Losses from Extinguishment of Debt and Accounting for Leases

SFAS No. 145, *"Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,"* eliminates SFAS No. 4 *"Reporting Gains and Losses from Extinguishment of Debt"* and allows for only those gains or loses on the extinguishment of debt that meet the criteria of extraordinary items to be treated as such in the financial statements. SFAS No. 145 also amends SFAS No. 13 *"Accounting for Leases"* to require sale-leaseback accounting for certain lease transactions. We adopted the provisions of this statement in 2002 with no impact on the consolidated financial statements.

Exit and Disposal Activities

SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities,"* requires that the liability for costs associated with exit or disposal activities be recognized when incurred, rather than at the date of a commitment to an exit or disposal plan. Application of SFAS No. 146 is required prospectively for exit or disposal activities entered into on or after January 1, 2003.

Stock-Based Compensation

SFAS No. 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment to FASB No. 123,"* provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

Energy Trading Contracts

EITF Issue No. 98-10, *"Accounting for Contracts Involved in Energy Trading and Risk Management Activities,"* permitted either gross or net presentation of mark to market gains and losses on energy trading contracts (including those to be physically settled) in the consolidated statement of operations. Based on discussions held at the June 2002 meeting of the EITF and statements made by the SEC staff, we concluded that net presentation is preferable. In the past we presented such amounts on a gross basis. As of December 31, 2002, we have presented such amounts on a net basis, and all presented prior periods have been reclassified on a consistent basis.

The table below details the impact of the change in reporting gains and losses on energy trading contracts on our consolidated operating revenues and fuel, purchased power and gas expenses. This reclassification had no impact on margins and net income.

(in Millions)		2002		2001		2000
Revenues:						
Operating Revenues – Gross	$	**9,902**	$	7,849	$	5,597
Less: Reclassification		**(3,153)**		(2,058)		(959)
Operating Revenues – Net	$	**6,749**	$	5,791	$	4,638
Expenses:						
Fuel, Purchased Power and Gas – Gross	$	**5,252**	$	3,977	$	2,264
Less: Reclassification		**(3,153)**		(2,058)		(959)
Fuel, Purchased Power and Gas – Net	$	**2,099**	$	1,919	$	1,305

Under EITF Issue No. 98-10, *"Accounting for Contracts Involved in Energy Trading and Risk Management Activities,"* companies were required to use mark to market accounting for contracts utilized in energy trading activities. EITF Issue No. 98-10 was rescinded in October 2002, and energy trading contracts must now be reviewed to determine if they meet the definition of a derivative under SFAS No. 133. As discussed above in the note, SFAS No. 133 requires all derivatives to be recognized in the statement of financial position as either assets or liabilities measured at their fair value and sets forth conditions in which a derivative instrument may be designated as a hedge. SFAS No. 133 also requires that changes in the fair value of derivatives be recognized in earnings unless specific hedge accounting criteria are met. Energy trading contracts not meeting the definition of a derivative would be accounted for under settlement accounting, effective October 25, 2002 for new contracts and effective January 1, 2003 for existing contracts.

Additionally, inventory utilized in energy trading activities accounted for under the fair value method of accounting as prescribed by Accounting Research Bulletin (ARB) 43 is no longer permitted. DTE Energy's Energy Marketing & Trading segment used gas inventory in its trading operations and switched to the average cost inventory accounting method in January 2003.

Effective January 1, 2003, DTE Energy no longer applies EITF Issue No. 98-10 to energy contracts and ARB 43 to gas inventory. As a result of discontinuing the application of these accounting principles, we expect to record a cumulative effect of accounting change that will reduce net income for the first quarter of 2003 by approximately $40 million.

Guarantor's Accounting and Disclosure

FASB Interpretation No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also requires disclosure in interim and annual financial statements of its obligations under certain guarantees it has issued. The initial recognition and measurement provisions of Interpretation No. 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002.

In the normal course of business we enter into a variety of contractual guarantees. We may guarantee another entity's obligation in the event they fail to perform. We may provide guarantees in certain indemnification agreements. Finally, we may provide indirect guarantees of the indebtedness of others. Below are the details of specific material guarantees we currently provide. Our other guarantees are not individually material and total approximately $100 million at December 31, 2002.

Parent Company Guarantee of Subsidiary Obligations

We have issued guarantees for the benefit of various non-regulated subsidiary transactions. In the event that DTE Energy's credit rating is downgraded below investment grade, certain of these guarantees would require us to post cash or letters of credit valued at approximately $200 million at December 31, 2002. This estimated amount fluctuates based upon the provisions and maturities of the underlying agreements.

Sale of Tax Credit Properties

We have provided certain guarantees and indemnities (guarantees) in conjunction with the sales of interests in two of our synfuel facilities. The guarantees cover general commercial, environmental and tax-related exposure and will survive until 90 days after expiration of all applicable statue of limitations, or indefinitely, depending on the nature of the guaranty. We are unable to estimate our maximum liability under the guarantees as our exposure is contingent upon the occurrence of certain events, including the amount of tax credits generated.

Consolidation of Variable Interest Entities

FASB Interpretation No. 46 requires variable interest entities, previously referred to as special-purpose entities or off-balance sheet structures, to be consolidated by a company if that company is subject to a majority of the risk of loss from the entity's activities or is entitled to receive a majority of the entity's returns or both. The consolidation provisions of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain disclosure provisions apply in financial statements issued after January 31, 2003.

We believe that it is reasonably possible that we will consolidate the following entities upon the adoption of FASB Interpretation No. 46 in the third quarter of 2003.

In 1997, Enterprises' 50%-owned partnership, Washington 10 Storage Partnership (Washington 10), entered into a leveraged lease transaction to finance the conversion of a depleted natural gas reservoir into a 42 Bcf storage facility. The storage facility began operations in mid-1999 and cost $160 million to develop. Enterprises has entered into a contract with Washington 10 to market 100% of the capacity of the storage field through 2029. Under the terms of the marketing contract,

Enterprises is obligated to generate sufficient revenues to cover Washington 10 lease payments and certain operating costs, which average approximately $15 million annually.

In 1999, a trust was established to acquire certain railcars and other coal transportation-related equipment for lease to Detroit Edison. The trust issued $101 million of secured notes and trust certificates, due in 2009, to finance the railcars and other equipment. Detroit Edison is unconditionally obligated to make rental payments in amounts that are sufficient to pay all payments of principal and interest on the notes and the yield on the certificates. Title to the railcars and other equipment will not transfer to Detroit Edison at the end of the lease term and there are no options to renew the lease at its expiration. The lease agreement includes an option on the part of Detroit Edison to purchase the equipment at the end of the lease term. If the purchase option is not exercised, Detroit Edison must make a termination payment equal to the unamortized note balance and will be responsible for arranging an orderly disposition of the railcars and equipment.

NOTE 3 – CHANGE IN ACCOUNTING FOR REGULATION

In 1998, based on MPSC orders, the Power Generation business of Detroit Edison started transitioning to market-based rates with the start of a customer choice program. In compliance with EITF Issue No. 97-4, *"Deregulation of the Pricing of Electricity,"* we ceased application of SFAS No. 71, *"Accounting for the Effects of Certain Types of Regulation,"* for the generation business in 1998. Since that time, there have been significant legislative and regulatory changes in Michigan that have resulted in our generation business being fully regulated with cost-based ratemaking.

On June 5, 2000, the Customer Choice and Electric Reliability Act (PA 141) was enacted into law providing the regulatory framework to maintain cost-based rates for retail customers and ensuring the recovery of all amounts of generation-related stranded costs from choice customers. Subsequent MPSC orders required a cost-based methodology to set a transition charge applicable to choice customers for recovery of our stranded costs. Since rates for retail customers and transition charges for choice customers are set by the regulator, recover Detroit Edison's generation costs and are billed and recovered from retail and choice customers, the criteria of SFAS No. 71 are satisfied. In addition, we have both the legislative and regulatory authority to defer regulatory costs and to begin recovery of such costs starting in 2004 after the PA 141 mandated rate freeze expires. As a result of discussions with the SEC staff, the SEC has no objection to Detroit Edison resuming application of SFAS No. 71 for its generation business. Detroit Edison applied SFAS No. 71 starting in the fourth quarter of 2002 and recorded $15 million of additional regulatory assets for the equity component of Allowance for Funds Used During Construction and costs related to reacquired debt that was refinanced with lower cost debt. Included in the $15 million regulatory asset is $11 million of recoverable regulatory assets not recognized prior to the 2002 fourth quarter application of SFAS No. 71. Prior period financial statements have not been restated due to the immaterial effect of retroactively applying SFAS No. 71 to Detroit Edison's generation business.

NOTE 4 – ACQUISITIONS AND DISPOSTIONS

Acquisition of MCN Energy

On May 31, 2001, DTE Energy completed the acquisition of MCN Energy by acquiring all of its outstanding shares of common stock for a combination of cash and shares of our common stock. See Note 10 – Common Stock and Earnings per Share herein for additional information. We purchased the outstanding common stock of MCN Energy for $2.3 billion and assumed existing MCN Energy debt and preferred securities of $1.5 billion.

We accounted for the acquisition using the purchase method and accordingly allocated the purchase price to the fair value of the assets acquired and liabilities assumed. The excess of the purchase price over the fair value of net assets acquired totaled $2.1 billion and was classified as goodwill. We began amortizing goodwill on June 1, 2001, on a straight-line basis using a 40-year life. In accordance with the adoption of SFAS No. 142 on January 1, 2002, the amortization of goodwill ceased, and goodwill is tested for impairment on an annual basis.

The following unaudited pro forma summary presents information about the company as if the acquisition became effective at the beginning of the respective periods. The pro forma amounts include the impact of certain adjustments, such as acquiring the operations of MCN Energy and issuing $1.35 billion of debt and 29 million shares of common stock to finance the acquisition. The pro forma amounts do not reflect the benefits from synergies we are receiving as a result of combining operations, do not reflect the actual results that would have occurred had the companies been combined for the periods presented, and are not necessarily indicative of future results of operations of the combined companies.

	Pro Forma Year Ended December 31	
(in Millions, except per share amounts)	2001	2000
Operating revenues	$ 9,393	$ 8,388
Income before accounting change	$ 534	$ 426
Net income	$ 537	$ 426
Basic earnings per share:		
Before accounting change	$ 3.23	$ 2.48
Total	$ 3.25	$ 2.48
Diluted earnings per share:		
Before accounting change	$ 3.21	$ 2.48
Total	$ 3.23	$ 2.48

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

(in Millions)	At May 31, 2001
Current assets, net of cash acquired	$ 853
Investments	52
Property, plant and equipment, net	1,628
Assets held for sale	245
Goodwill	2,077
Other assets	1,216
Total assets acquired	6,071
Current liabilities	(1,472)
Intangible liabilities	(390)
Other liabilities	(721)
Preferred securities	(273)
Long-term debt	(940)
Total liabilities assumed	(3,796)
Net assets acquired	$ 2,275

Disposition of International Transmission Company

In December 2002, we entered into a definitive agreement with affiliates of Kohlberg Kravis Roberts & Co. and Trimaran Capital Partners, LLC providing for the sale of ITC for approximately $610 million in cash. Following receipt of regulatory approvals and resolution of other contingencies, it is anticipated that the transaction will close in the first quarter of 2003 and generate a net of tax gain of approximately $75 million.

As provided in FERC regulations, Detroit Edison will continue to have fair and open access to Michigan's electric transmission network following the sale. The ITC electric transmission system will continue to be operated by the Midwest Independent System Operator, a regional transmission operator. Under the terms of the sale agreement, ITC will seek FERC approval to cap transmission rates charged to Detroit Edison's customers at current levels until December 31, 2004. Thereafter, rates would be subject to adjustment by the FERC.

ITC had net property of $387 million at December 31, 2002 and had net income of $42 million in 2002 and $15 million in 2001 from May 31, 2001 when Detroit Edison distributed 100% of the shares of ITC to DTE Energy.

Disposition of Detroit Edison's Steam Heating Business

In January 2003, we sold the steam heating business of Detroit Edison to Thermal Ventures II, LLP. This disposition is consistent with DTE Energy's strategy of divestiture of non-strategic assets. Due to the continuing involvement of Detroit Edison in the steam heating business, including the commitment to purchase $176 million in steam for resale through 2008, fund certain capital improvements and guarantee the buyer's credit facility, we will record a net of tax loss of approximately $13 million in the first quarter of 2003. As a result of our continuing involvement, this transaction is not considered a sale for accounting purposes.

The steam heating business had assets of $6 million at December 31, 2002, and had net losses of $12 million in 2002, net income of $3 million in 2001 and a net loss of $18 million in 2000. See Note 16 – Commitments and Contingencies.

NOTE 5 – MERGER AND RESTRUCTURING CHARGES

On May 31, 2001, we completed the acquisition of MCN Energy. The following costs were incurred:

(in Millions)	2001	2000
Merger related	$ 27	$ 25
Restructuring	241	–
Total pre-tax	$268	$ 25
Total net of tax	$175	$ 16

Merger related charges represent systems integration, relocation, legal, accounting and consulting costs. Restructuring charges were primarily associated with a work force reduction plan. The plan included early retirement incentives and voluntary separation agreements for 1,186 employees, primarily in overlapping corporate support areas. Approximately $53 million of the merger and restructuring charges were paid as of December 31, 2001 and remaining benefit payments have been or will be paid from retirement plans.

NOTE 6 – REGULATORY MATTERS

Regulation

Detroit Edison and MichCon are subject to the regulatory jurisdiction of the MPSC, which issues orders pertaining to rates, recovery of certain costs, including the costs of generating facilities and regulatory assets, conditions of service, accounting and operating-related matters. Detroit Edison is also regulated by the FERC with respect to financing authorization and wholesale electric activities.

The operations of Detroit Edison, MichCon, and ITC meet the criteria of SFAS No. 71, *"Accounting for the Effects of Certain Types of Regulation."* This accounting standard recognizes the cost-based ratemaking process, which results in differences in the application of generally accepted accounting principles between regulated and non-regulated businesses. SFAS No. 71 requires the recording of regulatory assets and liabilities for certain transactions that would have been treated as revenue and expense in non-regulated businesses. Continued applicability of SFAS No. 71 requires that rates be designed to recover specific costs of providing regulated services and be charged to and collected from customers. Management believes that currently available facts support the continued application of SFAS No. 71 to these businesses. Future regulatory changes or changes in the competitive environment could result in the company discontinuing the application of SFAS No. 71 for some or all of its businesses and require the write-off of the portion of any regulatory asset or liability that was no longer probable of recovery through regulated rates.

Regulatory Assets and Liabilities

The following are the balances of the regulatory assets and liabilities at December 31:

(in Millions)		2002		2001
Assets				
Securitized regulatory assets	$	**1,613**	$	1,692
Recoverable income taxes related to securitized regulatory assets		**884**		942
Other recoverable income taxes		**118**		123
Stranded costs and other costs recoverable under PA 141		**21**		–
Unamortized loss on reacquired debt		**36**		37
Electric Choice implementation costs		**76**		53
Deferred environmental costs		**29**		29
Other		**33**		5
Total Assets	$	**2,810**	$	2,881
Liabilities				
Refundable income taxes	$	**142**	$	144
Excess securitized savings		**37**		43
Total Liabilities	$	**179**	$	187

Electric Industry Restructuring

Electric Rates, Customer Choice and Stranded Costs – In June 2000, PA 141 became effective. PA 141 provided Detroit Edison with the right to recover stranded costs, codified and established January 1, 2002 as the date for full implementation of the MPSC's existing Electric Choice program, and required the MPSC to reduce residential electric rates by 5%. At that time, Public Act 142 (PA 142) also became effective. PA 142 provided for the recovery through securitization of "qualified costs" which consist of an electric utility's regulatory assets, plus various costs, associated with, or resulting from, the establishment of a competitive electric market and the issuance of securitization bonds.

Acting pursuant to PA 141, in an order issued in June 2000, the MPSC reduced Detroit Edison's residential electric rates by 5% and imposed a rate freeze for all classes of customers through 2003. In April 2001, commercial and industrial rates were lowered by 5% as a result of savings derived from the issuance of securitization bonds in March 2001, as subsequently discussed.

The legislation also contains provisions freezing rates through 2003 and preventing rate increases for residential customers through 2005 and for small business customers through 2004. Certain costs may be deferred and recovered once rates can be increased. This rate cap may be lifted when certain market test provisions are met, specifically, when an electric utility has no more than 30% of generation capacity in its relevant market, with consideration for capacity needed to meet a utility's responsibility to serve its retail customers. Statewide, multi-utility transmission system improvements also are required. Detroit Edison expects that these market and transmission improvement conditions will be met, and the rate cap will not continue after the dates specified in the legislation.

As required by PA 141, the MPSC conducted a proceeding to develop a methodology for calculating the net stranded costs associated with electric Customer Choice. In a December 2001 order, the MPSC determined that Detroit Edison could recover net stranded costs associated with the fixed cost component of its electric generation operations. Specifically, there would be an annual filing with the MPSC comparing the receipt of revenues associated with the fixed cost component of its generation services to the revenue requirement for the fixed cost component of those services, inclusive of an allowance for the cost of capital. Any resulting shortfall in recovery, net of mitigation, would be considered a net stranded cost. The MPSC, in its December 2001 order, also determined that Detroit Edison had no net stranded costs in 2000 and consequently established a zero net stranded cost transition charge for billing purposes in 2002. The MPSC authorized Detroit Edison to establish a regulatory asset to defer recovery of its incurred stranded costs, subject to review in a subsequent annual net stranded cost proceeding. The MPSC also determined that Detroit Edison should provide a full and offsetting credit for the securitization and tax charges applied to electric Customer Choice bills in 2002. In addition, the MPSC ordered an additional credit on bills equal to the 5% rate reduction realized by full service customers. Both credits were to be funded from savings derived from securitization. The December 2001 order, coupled with lower wholesale power prices in 2002, has encouraged additional customer participation in the electric Customer Choice program and has resulted in the loss of margins attributable to generation services. In May 2002, the MPSC denied Detroit Edison's request for rehearing and clarification. In June 2002, Detroit Edison filed an appeal of the MPSC order at the Michigan Court of Appeals, challenging the legality of specific aspects of the MPSC order. The Court of Appeals has not yet issued a decision on this appeal.

In May 2002, Detroit Edison submitted its 2002 net stranded cost filing with the MPSC. The filing provides refinements to the MPSC Staff's calculation of net stranded costs that was adopted in the December 2001 order, seeks more timely recovery of net stranded costs, and addresses issues raised by the continuation of securitization offsets and rate reduction equalization credits. Detroit Edison's filing supports the following conclusions: (i) Detroit Edison had no net stranded costs in 2000 and $13 million of recoverable net stranded costs attributable to electric Customer Choice in 2001; (ii) Detroit Edison requested recovery of 2001 net stranded costs through the use of excess securitization savings; (iii) Detroit Edison expects to incur additional net stranded costs in 2002 and 2003 as a result of increased electric Customer Choice participation; and (iv) Detroit Edison recommended that a pro-forma or forward looking transition charge be approved for billing during the remainder of 2002 and for 2003 to eliminate the time lag between the occurrence and recovery of net stranded costs inherent in the methodology approved in the December 2001 order. In November 2002, the MPSC Staff and other interveners submitted their 2002 net stranded cost filings. In the fourth quarter of 2002, Detroit Edison recorded a regulatory asset of $21 million representing 2002 net stranded costs and the deferral of other costs recoverable under PA 141. The effect of recording the regulatory asset increased 2002 earnings by $13 million, net of taxes. The MPSC has not yet acted upon this Detroit Edison filing.

In several orders issued in June 2000, the MPSC determined that adjusting rates for changes in fuel and purchased power expenses through continuance of the Power Supply Cost Recovery (PSCR) clause would be inconsistent with the rate freeze required by PA 141. Detroit Edison was not permitted to collect the 1998 PSCR under-recovery of $9 million, plus accrued interest of $3 million. Also, Detroit Edison was not required to refund approximately $55 million of liabilities for over-recoveries of PSCR expenses for 1999 and 2000, and disallowances under the performance standard mechanism for our Fermi 2 nuclear power plant. In January and March 2002, the Michigan Court of Appeals rejected appeals and motions for rehearing filed by parties opposing the MPSC's actions in this proceeding. In March 2002, the Michigan Attorney General applied for leave to appeal at the Michigan Supreme Court. The court has issued an order indicating that it will not hear the case.

It is unclear at this time whether the PSCR clause will be suspended beyond 2003.

Securitization – In an order issued in November 2000 and clarified in January 2001, the MPSC approved the issuance of securitization bonds to recover qualified costs that include the unamortized investment in Fermi 2, costs of certain other regulatory assets, Electric Choice implementation costs, costs of issuing securitization bonds, and the costs of retiring securities with the proceeds of securitization. The order permits the collection of these qualifying costs from Detroit Edison's customers.

Detroit Edison formed The Detroit Edison Securitization Funding LLC (Securitization LLC), a wholly owned subsidiary, for the purpose of securitizing its qualified costs. In March 2001, the Securitization LLC issued $1.75 billion of Securitization Bonds, and Detroit Edison sold $1.75 billion of qualified costs to the Securitization LLC. The Securitization Bonds mature over a 14-year period and have an annual average interest rate of 6.3% over the life of the bonds. Detroit Edison used the proceeds to retire debt and equity in approximately equal amounts. The company likewise retired approximately 50% debt and 50% equity with the proceeds received as the sole shareholder of Detroit Edison. Detroit Edison implemented a non-bypassable surcharge on its customer bills, effective March 26, 2001, for the purpose of collecting amounts sufficient to provide for the payment of interest and principal and the payment of income tax on the additional revenue from the surcharge. As a result of securitization, Detroit Edison established a regulatory asset for securitized costs including costs that had previously been recorded in other regulatory asset accounts.

The Securitization LLC is independent of Detroit Edison, as is its ownership of the qualified costs. Due to principles of consolidation, qualified costs sold by Detroit Edison to the Securitization LLC and the $1.75 billion of securitization bonds appear on the company's consolidated statement of financial position. The company makes no claim to these assets. Ownership of such assets has vested in the Securitization LLC and been assigned to the trustee for the Securitization Bonds. Funds collected by Detroit Edison, acting in the capacity of a servicer for the Securitization LLC, are remitted to the trustee for the Securitization Bonds. Neither the qualified costs which were sold nor funds collected from Detroit Edison's customers for the payment of costs related to the Securitization LLC and Securitization Bonds are available to Detroit Edison's creditors.

Gas Industry Restructuring

Through December 2001, MichCon was operating under an MPSC-approved Regulatory Reform Plan, which included a comprehensive experimental three-year gas Customer Choice program, a Gas Sales Program and an income sharing mechanism. MichCon returned to a GCR mechanism in January 2002 when the Gas Sales Program expired. Under the GCR mechanism, the gas commodity component of MichCon's gas sales rates is designed to recover the actual costs of gas purchases. In December 2001, the MPSC issued an order that permitted MichCon to implement GCR factors up to $3.62 per Mcf for January 2002 billings and up to $4.38 per Mcf for the remainder of 2002. The order also allowed MichCon to recognize a regulatory asset of approximately $14 million representing the difference between the $4.38 factor and the $3.62 factor for volumes that were unbilled at December 31, 2001. The regulatory asset will be subject to the 2002 GCR reconciliation process. As of December 31, 2002, MichCon has accrued a $22 million regulatory asset representing the under-recovery of actual gas costs incurred. In July 2002, in response to a petition for rehearing filed by the Michigan Attorney General, the MPSC directed the parties to address MichCon's implementation of the December 2001 order and the impact of that implementation on rates charged to MichCon's customers. Also, in July 2002, an MPSC Administrative Law Judge (ALJ) issued a Proposal for Decision on MichCon's 2002 GCR plan case. In that decision the ALJ recommended adoption of the MPSC Staff's proposed $26.5 million reduction in gas cost due to MichCon's decision to utilize storage gas during 2001 that resulted in a gas inventory decrement for the 2001 calendar year.

In December 2001, the MPSC also approved MichCon's application for a voluntary, expanded permanent gas Customer Choice program, which replaced the experimental program that expired in March 2002. Effective April 2002, up to 40% of MichCon's customers could elect to purchase gas from suppliers other than MichCon. Effective April 2003, up to 60% of customers would be eligible and by April 2004, all of MichCon's 1.2 million customers can participate in the program. The MPSC also approved the use of deferred accounting for the recovery of implementation costs of the gas Customer Choice program. As of December 2002, approximately 190,000 customers are participating in the gas Customer Choice program.

As previously mentioned, MichCon was operating under a Regulatory Reform Plan through December 2001, which included an income sharing mechanism. The income sharing mechanism allowed customers to share in profits when actual returns on equity from utility operations exceed predetermined thresholds. Based on the MPSC approved formula, MichCon believes that no income sharing is required in 2001. In July 2002, the MPSC ordered a hearing be held to determine the appropriate treatment of $766,000 of pipeline refunds received by MichCon during 2001. MichCon does not agree with the MPSC's position that this amount should be refunded to customers.

Other

In accordance with a November 1997 MPSC order, Detroit Edison reduced rates by $53 million annually to reflect the scheduled reduction in the revenue requirement for Fermi 2. The $53 million reduction was effective in January 1999. In addition, the November 1997 MPSC order authorized the deferral of $30 million of storm damage costs and amortization and recovery of the costs over a 24-month period commencing January 1998. After various legal appeals, the Michigan Court of Appeals remanded back to the MPSC for hearing the November 1997 order. In December 2000, the MPSC issued an order reopening the case for hearing. The parties in the case have agreed to a stipulation of fact and waiver of hearing. In June 2002, the MPSC issued an order modifying its 1997 order that will require Detroit Edison to refund approximately $1.5 million after January 1, 2004. In July 2002, the Michigan Attorney General filed an appeal with the Michigan Court of Appeals regarding the June 2002 MPSC Order.

In November 2002, the MPSC requested Michigan gas and electric utilities to justify why their retail rates should not be lowered due to potential personal property tax reductions. We have responded and await further MPSC action.

Management is unable to predict the outcome of the regulatory matters discussed herein. Resolution of these matters is dependent upon future MPSC orders, which may materially impact the financial position, results of operations and cash flows of the company.

NOTE 7 – NUCLEAR OPERATIONS

General

Fermi 2, our nuclear generating plant, began commercial operation in 1988. The Nuclear Regulatory Commission (NRC) has jurisdiction over the licensing and operation of Fermi 2. Fermi 2 has a design electrical rating (net) of 1,150 Megawatts. This plant represents approximately 10% of Detroit Edison's summer net rated capability. The net book balance of the Fermi 2 plant was written off at December 31, 1998, and an equivalent regulatory asset was established. In 2001, the Fermi 2 regulatory asset was securitized. See Note 6 – Regulatory Matters. Detroit Edison also owns Fermi 1, a nuclear plant that was shut down in 1972 and is currently being decommissioned.

Property Insurance

Detroit Edison maintains several different types of property insurance policies specifically for the Fermi 2 plant. These policies cover such items as replacement power and property damage. The Nuclear Electric Insurance Limited (NEIL) is the primary supplier of these insurance polices. Under the NEIL policies, Detroit Edison could be liable for maximum assessments of up to approximately $27 million per event if the loss associated with any one event at any nuclear plant in the United States should exceed the accumulated funds available to NEIL.

Detroit Edison maintains a policy for extra expenses, including replacement power costs necessitated by Fermi 2's unavailability due to an insured event. These policies have a 12-week waiting period and provide three years of coverage.

Detroit Edison has $500 million in primary coverage and $2.25 billion of excess coverage for stabilization, decontamination, debris removal, repair and/or replacement of property and decommissioning. The combined coverage limit for total property damage is $2.75 billion.

For multiple terrorism losses occurring within one year after the first loss from terrorism, the NEIL policies would make available to all insured entities up to $3.2 billion plus any amounts recovered from reinsurance, government indemnity, or other sources to cover losses.

Public Liability Insurance

As required by federal law, Detroit Edison increased the amount of public liability insurance for a nuclear incident from $200 million to $300 million, effective January 1, 2003. For liabilities arising out of terrorist acts, the policy is now subject to one industry aggregate limit of $300 million. Further, under the Price-Anderson Amendments Act of 1988 (Act), deferred premium charges up to $84 million could be levied against each licensed nuclear facility, but not more than $10 million per year per facility. Thus, deferred premium charges could be levied against all owners of licensed nuclear facilities in the event of a nuclear incident at any of these facilities. The Act expired on August 1, 2002, however the provisions of the Act remain in effect for existing reactors. Legislation to extend the Act is currently under debate in Congress. President Bush has expressed his support to extend the Act. We cannot predict whether the legislation will pass Congress.

Decommissioning

The NRC has jurisdiction over the decommissioning of nuclear power plants and requires decommissioning funding based upon a formula. The MPSC and FERC regulate the recovery of costs of decommissioning nuclear power plants and both require the use of external trust funds to finance the decommissioning of Fermi 2. Rates approved by the MPSC provide for the recovery of decommissioning costs of Fermi 2. Detroit Edison is continuing to fund FERC jurisdictional amounts for decommissioning even though explicit provisions are not included in FERC rates. We believe the MPSC and FERC collections will be adequate to fund the estimated cost of decommissioning using the NRC formula.

Detroit Edison has established a restricted external trust to hold funds collected from customers for decommissioning and the disposal of low-level radioactive waste. During 2002, Detroit Edison collected $42 million and in 2001 and 2000, Detroit Edison collected $38 million each year from customers for decommissioning and low-level radioactive waste disposal. Such amounts were recorded as components of depreciation, depletion and amortization expense, and in other liabilities. Net unrealized investment losses of $39 million and $23 million in 2002 and 2001, respectively, were recorded as adjustments to the nuclear decommissioning trust funds and other liabilities. At December 31, 2002, investments in the external trust consisted of approximately 42.7% in publicly traded equity securities, 43.7% in fixed debt instruments and 13.6% in cash equivalents. Investments in debt and equity securities held within the external trust are classified as "available for sale."

At December 31, 2002 and 2001, Detroit Edison had reserves of $377 million and $372 million, respectively, for the future decommissioning of Fermi 2, and $22 million and $26 million, respectively, for the decommissioning of Fermi 1. Detroit Edison also had a reserve of $17 million for low-level radioactive waste disposal costs at December 31, 2002 and $14 million as of December 31, 2001. These reserves are included in other liabilities, with an equivalent amount invested in an external trust. It is estimated that the cost of decommissioning Fermi 2, when its license expires in 2025, will be $947 million in 2002 dollars and $3.4 billion in 2025 dollars, using a 6% inflation rate. In 2001, the company began the decommissioning of Fermi 1, with the goal of removing the radioactive material and terminating the Fermi 1 license. The decommissioning is expected to be complete by 2008.

Nuclear Fuel Disposal Costs

In accordance with the Federal Nuclear Waste Policy Act of 1982, Detroit Edison has a contract with the U.S. Department of Energy (DOE) for the future storage and disposal of spent nuclear fuel from Fermi 2. Detroit Edison is obligated to pay the DOE a fee of one mill per net kilowatthour of Fermi 2 electricity generated and sold. The fee is a component of nuclear fuel expense. Delays have occurred in the DOE's program for the acceptance and disposal of spent nuclear fuel at a permanent repository. Until the DOE is able to fulfill its obligation under the contract, Detroit Edison is responsible for the spent nuclear fuel storage. Detroit Edison estimates that existing storage capacity will be sufficient until 2007. Detroit Edison has entered into litigation against the DOE for damages caused by the DOE not accepting spent nuclear fuel on a timely basis.

NOTE 8 – JOINTLY OWNED UTILITY PLANT

Detroit Edison's share of jointly owned utility plants at December 31, 2002 was as follows:

	Belle River	Ludington Hydroelectric Pumped Storage
In-service date	1984-1985	1973
Ownership interest	*	49%
Investment (in Millions)	$ 1,021	$ 196
Accumulated depreciation (in Millions)	$ 478	$ 108

* Detroit Edison's ownership interest is 63% in Unit No. 1, 81% of the facilities applicable to Belle River used jointly by the Belle River and St. Clair Power Plants, 49% in certain transmission lines, and 75% in common facilities used at Unit No. 2.

Belle River

The Michigan Public Power Agency (MPPA) has an ownership interest in Belle River Unit No. 1 and other related facilities. The MPPA is entitled to 19% of the total capacity and energy of the plant (1,026 MW) and is responsible for the same percentage of the plant's operation, maintenance and capital improvements costs.

Ludington Hydroelectric Pumped Storage

Operation, maintenance and other expenses of the Ludington Hydroelectric Pumped Storage Plant (1,872 MW) are shared by Detroit Edison and Consumers Energy Company in proportion to their respective plant ownership interests.

NOTE 9 – INCOME TAXES

We file a consolidated federal income tax return.

Total income tax expense as a percent of income before tax varied from the statutory federal income tax rate for the following reasons:

(Dollars in Millions)	**2002**	2001	2000
Effective federal income tax rate	**(10.5)%**	(50.3)%	1.9%
Income tax expense at 35% statutory rate	**$ 200**	$ 77	$ 167
Section 29 tax credits	**(250)**	(165)	(130)
Removal costs	**–**	1	(24)
Investment tax credits	**(9)**	(8)	(10)
Depreciation	**2**	(12)	11
Goodwill amortization	**–**	10	–
Research expenditures tax credits	**–**	(7)	–
Employee Stock Ownership Plan dividends	**(4)**	(4)	–
Other-net	**2**	(2)	(5)
Total	**$ (59)**	$ (110)	$ 9

Components of income tax expense (benefit) were as follows:

(in Millions)	**2002**	2001	2000
Current federal and other income tax expense	**$ 160**	$ 10	$ 138
Deferred federal income tax benefit	**(219)**	(120)	(129)
Total	**$ (59)**	$ (110)	$ 9

Internal Revenue Code Section 29 provides a tax credit for qualified fuels produced and sold by a taxpayer to an unrelated party during the taxable year. Section 29 tax credits earned but not utilized of $381 million are carried forward indefinitely as alternative minimum tax credits. We have received private letter rulings from the Internal Revenue Service (IRS) for all of our tax credit properties, except for two synthetic fuel facilities, that provide assurance as to the appropriateness of using these credits to offset taxable income, however, these tax credits are subject to IRS audit and adjustment.

At December 31, 2002, we had a net operating loss carryforward of $326 million as a result of the MCN Energy acquisition expiring in 2018 through 2020. We do not believe that a valuation allowance is required, as we expect to utilize the loss carryforward prior to its expiration.

Deferred tax assets and liabilities are recognized for the estimated future tax effect of temporary differences between the tax basis of assets or liabilities and the reported amounts in the financial statements. Deferred tax assets and liabilities are classified as current or noncurrent according to the classification of the related assets or liabilities. Deferred tax assets and liabilities not related to assets or liabilities are classified according to the expected reversal date of the temporary differences.

Deferred income tax assets (liabilities) were comprised of the following at December 31:

(in Millions)	2002	2001
Property	**$ (1,179)**	$ (1,149)
Securitized regulatory assets	**(871)**	(909)
Alternative minimum tax credit carryforward	**381**	274
Merger basis differences	**186**	213
Pension and benefits	**216**	(71)
Net operating loss	**114**	148
Other	**282**	63
	$ (871)	$ (1,431)
Deferred income tax liabilities	**$ (2,564)**	$ (2,479)
Deferred income tax assets	**1,693**	1,048
	$ (871)	$ (1,431)

During 2002, the IRS completed and closed its audits of our federal income tax returns through 1995. The IRS is currently conducting audits of our federal income tax returns for the years 1996 and 1997. Audits of the MCN Energy federal income tax returns for 1995 through 1998 are being finalized. We believe that our accrued tax liabilities are adequate for all years.

NOTE 10 – COMMON STOCK AND EARNINGS PER SHARE

Common Stock

In June 2002, we issued 6.325 million shares of common stock at $43.25 per share, grossing $274 million. Net proceeds from the offering were approximately $265 million.

On May 31, 2001, we issued approximately 29 million shares of common stock, valued at $1.06 billion, as part of the consideration to purchase all of the outstanding common stock of MCN Energy. See Note 4 – Acquisitions and Dispositions. The newly issued shares were valued at the average market price of our common stock for a five-day period, including February 28, 2001, the announcement date of the revised merger agreement.

In 2001, DTE Energy repurchased approximately 10.5 million shares of common stock with a total cost of approximately $438 million.

Under the DTE Energy Company Long-Term Incentive Plan, we grant non-vested stock awards to management. At the time of grant, DTE Energy records the fair value of the non-vested awards as unearned compensation, which is reflected as a reduction in common stock. The number of non-vested stock awards is included in the number of common shares outstanding; however, for purposes of computing basic earnings per share, non-vested stock awards are excluded.

Shareholders' Rights Plan

We have a Shareholders' Rights Plan designed to maximize shareholders' value should DTE Energy be acquired. The rights are attached to and trade with shares of DTE Energy's common stock until they are exercisable upon certain triggering events. The rights expire in 2007.

Earnings per Share

We report both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share assumes the issuance of potentially dilutive common shares outstanding during the period and the repurchase of common shares that would have occurred with proceeds from the assumed issuance. Diluted earnings per share assume the exercise of stock options, vesting of non-vested stock awards, and issuance of performance share awards. A reconciliation of both calculations is presented in the following table:

(in Thousands, except per share amounts)	2002	2001	2000
Basic Earnings per Share			
Income before accounting change	**$ 631,702**	$ 328,745	$ 468,550
Average number of common shares outstanding	**164,017**	153,120	143,116
Earnings per share of common stock based on average number of shares outstanding	**$ 3.85**	$ 2.15	$ 3.27
Diluted Earnings per Share			
Income before accounting change	**$ 631,702**	$ 328,745	$ 468,550
Average number of common shares outstanding	**164,017**	153,120	143,116
Incremental shares from stock-based awards	**750**	639	149
Average number of dilutive shares outstanding	**164,767**	153,759	143,265
Earnings per share of common stock assuming issuance of incremental shares	**$ 3.83**	$ 2.14	$ 3.27

Options to purchase approximately one million shares of common stock were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares, thus making these securities anti-dilutive.

NOTE 11 – PREFERRED SECURITIES

DTE Energy and Enterprises-Obligated Mandatorily Redeemable Preferred Securities of Subsidiaries

Various trusts and a partnership (subsidiaries) were formed for the sole purpose of issuing preferred securities and lending the gross proceeds to their respective parent. The sole assets of the subsidiaries are debentures of the parent with terms similar to those of the related preferred securities. Summarized information for DTE Energy and Enterprises-obligated mandatorily redeemable preferred securities of wholly-owned subsidiaries of DTE Energy and Enterprises, holding solely debentures of the parent is as follows:

(in Millions, except share amounts)	December 31 2002	2001	Liquidation Value Per Share	Maturity of Underlying Debentures	Earliest Redemption Date
MCN Financing I					
8-5/8% Trust Originated Preferred Securities (3,200,000 preferred securities) Dividends payable quarterly	$ –	$ 77	$ 25	2036	2001
MCN Financing II					
8-5/8% Trust Preferred Securities (4,000,000 preferred securities) Dividends payable quarterly	**97**	98	$ 25	2038	2003
MCN Financing III					
7.25% Preferred Securities (30,600 preferred securities) Dividends payable quarterly	–	2	$ 50	2002	2002
MCN Michigan Ltd. Partnership					
9-3/8% Redeemable Cumulative Preferred Securities (4,000,000 preferred securities) Dividends payable monthly	–	97	$ 25	2024	1999
DTE Energy Trust I					
7.8% Trust Preferred Securities (7,200,000 preferred securities) Dividends payable quarterly	**174**	–	$ 25	2032	2007
	$ 271	$ 274			

Each trust uses payments received on the debenture it holds to make cash distribution on the preferred securities it has issued.

The preferred securities allow us the right to extend interest payment periods on the debentures and, as a consequence, the subsidiaries can defer dividend payments on the preferred securities during any such interest payment period. Should we exercise this right, we cannot declare or pay dividends on, or redeem, purchase or acquire, any of our capital stock during the deferral period.

In the event of default, holders of the preferred securities will be entitled to exercise and enforce the subsidiaries' creditor rights against the parent, which may include acceleration of the principal amount due on the debentures. DTE Energy has issued certain guaranties with respect to payments on the preferred securities. These guaranties, when taken together with each parent's obligations under the debentures, related indenture and subsidiary documents, provide full and unconditional guarantees of the subsidiaries' obligations under the preferred securities.

Financing costs for these issuances were deferred and are reflected as a reduction in the carrying value of the preferred securities. These costs are being amortized using the straight-line method over the estimated lives of the related securities.

Preferred and Preference Securities – Authorized and Unissued

At December 31, 2002, DTE Energy had 5 million shares of preferred stock without par value authorized, with no shares issued. Of such amount, 1.6 million shares are reserved for issuance in accordance with the Shareholders' Rights Plan.

At December 31, 2002, Detroit Edison had 6.75 million shares of preferred stock with a par value of $100 per share and 30 million shares of preference stock with a par value of $1 per share authorized, with no shares issued.

At December 31, 2002, Enterprises had 25 million shares of preferred stock without par value authorized, with no shares issued.

At December 31, 2002, MichCon had 7 million shares of preferred stock with a par value of $1 per share and 4 million shares of preference stock with a par value of $1 per share authorized, with no shares issued.

NOTE 12 – LONG-TERM DEBT

Our long-term debt outstanding and weighted average interest rates of debt outstanding at December 31 were:

(in Millions)	2002	2001
DTE Energy Debt, Unsecured		
6.7% due 2004 to 2038	$ 1,948	$ 1,748
Detroit Edison Taxable Debt, Principally Secured		
6.3% due 2003 to 2034	1,812	1,548
Detroit Edison Tax Exempt Revenue Bonds		
5.8% due 2004 to 2032	1,208	1,144
MichCon Taxable Debt, principally secured		
6.8% due 2003 to 2039	775	797
Quarterly Income Debt Securities		
7.5% due 2026 to 2028	385	385
Non-Recourse Debt		
8.1% due 2003 to 2017	119	196
Other Long-Term Debt	329	503
	6,576	6,321
Less amount due within one year	(920)	(429)
	$ 5,656	$ 5,892
Securitization Bonds	$ 1,673	$ 1,746
Less amount due within one year	(88)	(73)
	$ 1,585	$ 1,673
Equity-Linked Securities	$ 191	$ –

During 2002 and 2001, we issued and repurchased long-term debt consisting of the following:

2002

- Issued $200 million of DTE Energy senior notes bearing interest at 6.65 % and maturing in 2009
- Issued $172.5 million of DTE Energy equity-linked debt securities as subsequently discussed
- Issued $225 million of Detroit Edison senior notes bearing interest at 5.20 % and maturing in 2012
- Issued $225 million of Detroit Edison senior notes bearing interest at 6.35 % and maturing in 2032
- Issued $64 million of Detroit Edison tax exempt bonds bearing interest at 5.45% and $56 million of tax exempt bonds bearing interest at 5.25%, both maturing in 2032.

2001

- Issued $1.35 billion of DTE Energy debt in three series to finance the cash consideration of the MCN Energy acquisition
  - $250 million of 6.00% senior notes due 2004
  - $500 million of 6.45% senior notes due 2006
  - $600 million of 7.05% senior notes due 2011
- Issued $1.75 billion of Securitization Bonds by the Securitization LLC
- Issued $200 million of MichCon senior secured notes bearing interest at 6.125% and maturing in 2008
- Redeemed $1.3 billion of Detroit Edison debt, of which $1.1 billion represented unscheduled redemptions
- Repurchased $40 million of MichCon mortgage bonds, due 2021
- Entered into a Detroit Edison financing arrangement for certain equipment with a value of approximately $90 million. The arrangement has an implicit interest rate of 7.6% with a term of approximately nine years.

In the years 2003 - 2007, our long-term debt maturities are $1 billion, $464 million, $512 million, $685 million and $178 million, respectively.

Remarketable Securities

At December 31, 2002, $914 million of notes were subject to periodic remarketings, $575 million of which will take place in 2003. Amounts that will be remarketed in 2003 are included in the current portion of long-term debt. We direct the remarketing agents to remarket these securities at lowest interest rate necessary to produce a par bid. In the event that a remarketing fails, we would be required to purchase these securities.

Quarterly Income Debt Securities (QUIDS)

Each series of QUIDS provides that interest will be paid quarterly. However, Detroit Edison has the right to extend the interest payment period on the QUIDS for up to 20 consecutive interest payment periods. Interest would continue to accrue during the deferral period. If this right is exercised, Detroit Edison may not declare or pay dividends on, or redeem, purchase or acquire, any of its capital stock during the deferral period.

Equity-Linked Securities

In June 2002, we issued 6.9 million equity security units with gross proceeds from the issuance of $172.5 million. An equity security unit consists of a stock purchase contract and a senior note of DTE Energy. Under the stock purchase contracts, we will sell, and equity security unit holders must buy, shares of DTE Energy common stock in August 2005 for $172.5 million. The issue price per share and the exact number of common shares to be sold is dependent on the market value of a share in August 2005. The issue price will be not less than $43.25 or more than $51.90 per common share, with the corresponding number of shares issued of not more than 4.0 million or less than 3.3 million shares. We are also obligated to pay the security unit holders a quarterly contract adjustment payment at an annual rate of 4.15% of the stated amount until the purchase contract settlement date. We have recorded the present value of the contract adjustment payments of $26 million in long-term debt with an offsetting reduction in shareholders' equity. The liability is reduced as the contract adjustment payments are made.

Each senior note has a stated value of $25, pays an annual interest rate of 4.60% and matures in August 2007. The senior notes are pledged as collateral to secure the security unit holders' obligation to purchase DTE Energy common stock under the stock purchase contracts. The security unit holders may satisfy their obligations under the stock purchase contracts by allowing the senior notes to be remarketed with proceeds being paid to DTE Energy as consideration for the purchase of stock under the stock purchase contracts. Alternatively, holders may choose to continue holding the senior notes and use cash as consideration for the purchase of stock under the stock purchase contracts.

Net proceeds from the equity security unit issuance totaled $167 million. Expenses incurred in connection with this issuance totaled $5.6 million and were allocated between the senior notes and the stock purchase contracts. The amount allocated to the senior notes was deferred and will be recognized as interest expense over the term of the notes. The amount allocated to the purchase contracts was charged to equity.

Cross Default Provisions

Substantially all of the net utility properties of Detroit Edison and MichCon are subject to the lien of mortgages. Should Detroit Edison or MichCon fail to timely pay their indebtedness under these mortgages, such failure will create cross defaults in substantially all of their respective indebtedness.

NOTE 13 – SHORT-TERM CREDIT ARRANGEMENTS AND BORROWINGS

In October 2002, we entered into a $470 million, 364-day revolving facility and a $230 million, three-year revolving facility. These credit facilities can be used for general corporate purposes, but are primarily intended to provide liquidity for our commercial paper program. Important aspects of these agreements require us to maintain a debt to total capitalization ratio of not more than .65 to 1, and a "earnings before interest, taxes, depreciation and amortization" to interest ratio of no less than 2 to 1. Detroit Edison and MichCon entered into similar revolving credit facilities. Detroit Edison has a $135 million, 364-day facility and a $65 million, three-year facility. MichCon has a $200 million, 364-day facility and a $100 million, three-year facility. A delinquency greater than $25 million by either Detroit Edison or MichCon to any creditor will be considered a default under DTE Energy's credit agreements. Commercial paper and borrowings outstanding were $414 million at December 31, 2002.

The weighted average interest rates for short-term borrowings were 1.7% and 2.8% at December 31, 2002 and 2001, respectively.

Detroit Edison has a $200 million short-term financing agreement secured by customer accounts receivable and unbilled revenues. There were no outstanding amounts under this financing agreement at December 31, 2002 and 2001.

NOTE 14 – CAPITAL AND OPERATING LEASES

Lessee – We lease various assets under capital and operating leases, including lake vessels, locomotives, coal cars, office buildings, a parking facility, a warehouse, computers, vehicles and other equipment. The lease arrangements expire at various dates through 2022 with renewal options extending beyond that date. Portions of the office buildings and parking facility are subleased to tenants.

Future minimum lease payments under non-cancelable leases at December 31, 2002 were:

(in Millions)	Capital Leases	Operating Leases
2003	$ 16	$ 40
2004	12	40
2005	12	40
2006	14	37
2007	11	34
2008 and thereafter	62	137
Total minimum lease payments	127	$ 328
Less imputed interest	(36)	
Present value of net minimum lease payments	91	
Less current portion	(9)	
Non-current portion	$ 82	

Total minimum lease payments for operating leases have not been reduced by future minimum sublease rentals totaling $17 million under non-cancelable subleases expiring at various dates to 2019.

Rental expenses for operating leases were $40 million in 2002, $19 million in 2001 and $13 million in 2000.

Lessor – MichCon leases a portion of its pipeline system to the Vector Pipeline Partnership through a capital lease contract that expires in 2020, with renewal options extending for five years. The components of the net investment in the capital lease at December 31, 2002 were as follows:

(in Millions)	
2003	$ 9
2004	9
2005	9
2006	9
2007	9
Thereafter	116
Total minimum future lease receipts	161
Residual value of leased pipeline	40
Less – unearned income	(117)
Net investment in capital lease	84
Less – current portion	(1)
	$ 83

NOTE 15 – FINANCIAL AND OTHER DERIVATIVE INSTRUMENTS

In 1998, FASB issued SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities."* SFAS No. 133, establishes accounting and reporting standards for derivative instruments and hedging activities. Listed below are important SFAS No. 133 requirements:

- All derivative instruments must be recognized as assets or liabilities and measured at fair value, unless they meet the "normal purchases and sales" exemption.
- The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated as a hedge and qualifies for hedge accounting.
- Special accounting is allowed for a derivative instrument qualifying as a hedge and designated as a hedge for the variability of cash flow associated with a forecasted transaction. Gain or loss associated with the effective portion of the hedge is recorded in other comprehensive income. The ineffective portion is recorded to earnings. Amounts recorded in other comprehensive income will be reclassified to net income when the forecasted transaction affects earnings.
- If a cash flow hedge is discontinued because it is unlikely the forecasted transaction will not occur, net gains or losses are immediately recorded into earnings.
- Special accounting is allowed for a derivative instrument qualifying as a hedge and designated as a hedge of the changes in fair value of an existing asset, liability or firm commitment. Gain or loss on the hedging instrument is recorded into earnings. The gain or loss on the underlying asset, liability or firm commitment is also recorded into earnings.

SFAS No. 133 requires that as of the date of initial adoption, the difference between the fair value of derivative instruments and the previous carrying amount of those derivatives be reported in net income or other comprehensive income as the cumulative effect of a change in accounting principle.

In 2001 we adopted SFAS No. 133. The financial statement impact of recording the various SFAS No. 133 transactions at January 1, 2001 was as follows:

(in Millions)	Increase (Decrease)
Financial Statement Line Item	
Assets from risk management and trading activities	$ 26
Liabilities from risk management and trading activities	$ 85
Deferred income taxes payable	$ (20)
Cumulative effect of a change in accounting principle:	
Other comprehensive loss	$ 42
Net income	$ 3

Our primary market risk exposure is associated with commodity prices and interest rates. We have risk management policies to monitor and decrease market risks. We use derivative instruments to manage some of the exposure. Except for the activities of the Energy Marketing & Trading segment, we do not hold or issue derivative instruments for trading purposes. The fair value of all derivatives is shown as"assets or liabilities from risk management and trading activities" in the consolidated statement of financial position.

RISK MANAGEMENT ACTIVITIES

Credit Risk

We are exposed to credit risk if customers or counterparties do not comply with their contractual obligations. We maintain credit policies that significantly minimize overall credit risk. These policies include an evaluation of potential customers' and counterparties' financial condition, credit rating, collateral requirements or other credit enhancements such as letters of credit or guarantees. We use standardized agreements that allow the netting of positive and negative transactions associated with a single counterparty.

Interest Rate Risk

During 2000, we entered into a series of interest rate swaps and treasury locks to limit our sensitivity to market interest rate risk associated with the issuance of long-term debt used to acquire MCN Energy. Such instruments were designated as cash flow hedges. In the first quarter of 2001, a loss of approximately $5 million was reclassified from accumulated other comprehensive loss into earnings. We made this decision since it was probable that certain transactions associated with the issuance of long-term debt would not occur within the originally anticipated time frame. This loss was reported as a component of interest expense in the consolidated statement of operations. In 2001, we issued long-term debt and terminated these hedges at a cost of $83 million. The corresponding loss on these instruments is included in other comprehensive loss. During the next 30 years, amounts recorded in other comprehensive loss will be reclassified to interest expense as the related interest affects earnings. In 2003 we estimate reclassifying $10 million of losses into interest expense.

Commodity Price Risk

Regulated Operations

Detroit Edison uses forward energy, capacity, and futures contracts to manage changes in the price of electricity and natural gas. Certain contracts have been designated as cash flow hedges of forecasted purchases of power and natural gas. For the year ended December 31, 2002, Detroit Edison recorded a loss of $0.7 million, net of tax, in other comprehensive loss for these hedges. Amounts recorded in other comprehensive income will be reclassified to fuel, purchased power and gas expense as the forecasted purchases of electricity and natural gas affect earnings. During 2003 we estimate $2.1 million of existing losses will be reclassified to fuel, purchased power and gas expense. Two years is the maximum length of time Detroit Edison is hedging exposure to the variability of future cash flows. Ineffectiveness recognized in hedging relationships was immaterial for the year ended December 31, 2002.

In 2001, the FASB provided additional guidance on SFAS No. 133 for certain contracts in the power generation industry. In particular, issue No. C15, *"Scope Exceptions: Normal Purchases and Normal Sales Exception for Option-Type Contracts and Forward Contracts in Electricity."* Since electricity cannot be readily stored in significant quantities, and the entity engaged in selling electricity is obligated to maintain sufficient capacity to meet the needs of customers, the FASB concluded an option contract for the purchase of electricity meeting certain criteria is eligible for the normal purchases and sales exception. Detroit Edison adopted this new guidance on July 1, 2001, classified certain contracts as normal, and began amortizing the previously recorded liability on option-like contracts over their remaining lives. Later in 2001, the FASB issued additional revisions to issue No. C15 which were effective in April 2002. The revised guidance differentiates traditional capacity contracts used by electric utilities to meet electric load and financial options on electricity. Traditional capacity contracts are eligible for settlement accounting under the normal purchases and sales exception. Financial options on electricity are not eligible for settlement accounting. Financial options on electricity are recorded at fair value on the statement of financial position using mark-to-market accounting. Certain of Detroit Edison's forward electric contracts are considered "normal purchases and sales" and therefore are excluded from the scope of SFAS No. 133.

MichCon has firm-priced contracts for a substantial portion of its expected gas supply requirements through 2003. These contracts are designated and qualify for the "normal purchases" exception under SFAS No.133. Accordingly, MichCon does not account for such contracts as derivatives.

Non-Regulated Operations

Energy Marketing & Trading markets and trades wholesale electricity and natural gas physical products, trades financial instruments, and provides risk management services utilizing energy commodity derivative instruments. Forwards, futures, options and swap agreements are used to manage exposure to the risk of market price and volume fluctuations on its operations. This risk minimization strategy is being accounted for by marking to market its commodity forwards and financial derivatives so they substantially offset. This fair value accounting better aligns financial reporting with the way the business is managed and its performance measured. Unrealized gains and losses resulting from marking to market commodity-related physical and financial derivatives utilized in trading operations are recorded as adjustments to revenues.

Although Energy Marketing & Trading attempts to maintain a balanced or flat book from an economic standpoint, it will experience earnings volatility as a result of its gas inventory and related hedges. Gas inventory does not qualify for mark to market accounting under generally accepted accounting principles.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The fair value of financial instruments is determined by using various market data and other valuation techniques. The table below shows the fair value relative to the carrying value for long-term debt and preferred securities:

	2002		2001	
	Fair Value	**Carrying Value**	Fair Value	Carrying Value
Long-Term Debt	**$8.9 billion**	**$8.2 billion**	$8.2 billion	$8.1 billion
Preferred Securities	**$291 million**	**$271 million**	$283 million	$274 million

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Personal Property Taxes

Detroit Edison, MichCon and other Michigan utilities have asserted that Michigan's valuation tables result in the substantial overvaluation of utility personal property. Valuation tables established by the Michigan State Tax Commission (STC) are used to determine the taxable value of personal property based on the property's age. In November 1999, the STC approved new valuation tables that more accurately recognize the value of a utility's personal property. The new tables became effective in 2000 and are currently used to calculate property tax expense. However, several local taxing jurisdictions have taken legal action attempting to prevent the STC from implementing the new valuation tables and have continued to prepare assessments based on the superseded tables. The legal actions regarding the appropriateness of the new tables were before the Michigan Tax Tribunal (MTT) which, in April 2002, issued its decision essentially affirming the validity of the STC's new tables. In June 2002, petitioners in the case filed an appeal of the MTT's decision with the Michigan Court of Appeals. The Michigan Court of Appeals has not yet issued a decision on this appeal.

Detroit Edison and MichCon record property tax expense based on the new tables. Detroit Edison and MichCon will seek to apply the new tables retroactively and to ultimately settle the pending tax appeals related to 1997 through 1999. This is a solution supported by the STC in the past. The legal action, along with possible additional appeals by local taxing jurisdictions, is expected to delay any recoveries by Detroit Edison and MichCon.

Energy Gas Environmental Matters

Prior to the construction of major natural gas pipelines, gas for heating and other uses was manufactured from processes involving coal, coke or oil. Enterprises (MichCon and Citizens) owns, or previously owned, 17 such former manufactured gas plant (MGP) sites.

During the mid-1980's, Enterprises conducted preliminary environmental investigations at former MGP sites, and some contamination related to the by-products of gas manufacturing was discovered at each site. The existence of these sites and the results of the environmental investigations have been reported to the Michigan Department of Environmental Quality (MDEQ). None of these former MGP sites is on the National Priorities List prepared by the Environmental Protection Agency (EPA).

Enterprises completed the administrative proceeding before the EPA regarding one of the former MGP sites. The site received closure from the EPA in 2002. Enterprises is remediating seven of the former MGP sites and conducting more extensive investigations at five other former MGP sites. In 1998, Enterprises received state closure of one of the former MGP sites. Additionally, the MDEQ has determined with respect to two other former MGP sites that Enterprises is not a responsible party for the purpose of assessing remediation expenditures. In September 2001, Enterprises was advised of one additional MGP site for which it has some responsibility. After review of the extent of the necessary environmental clean-up required, remediation costs for this site are not expected to exceed $500,000.

In 1984, Enterprises established a $12 million reserve for environmental investigation and remediation. During 1993, MichCon received MPSC approval of a cost deferral and rate recovery mechanism for investigation and remediation costs incurred at former MGP sites in excess of this reserve.

Enterprises employed outside consultants to evaluate remediation alternatives for these sites, to assist in estimating its potential liabilities and to review its archived insurance policies. The findings of these investigations indicate that the estimated total expenditures for investigation and remediation activities for these sites could range from $30 million to $170 million based on undiscounted 1995 costs. As a result of these studies, Enterprises accrued an additional liability and a corresponding regulatory asset of $35 million during 1995.

During 2002, Enterprises spent $3 million investigating and remediating these former MGP sites. At December 31, 2002, the reserve balance was $22 million of which $5 million was classified as current. Any significant change in assumptions, such as remediation techniques, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial action costs for the sites and, therefore, have an effect on the company's financial position and cash flows. However, we believe the cost deferral and rate recovery mechanism approved by the MPSC will prevent environmental costs from having a material adverse impact on our results of operations.

Commitments

Detroit Edison has an Energy Purchase Agreement to purchase steam and electricity from the Greater Detroit Resource Recovery Authority (GDRRA). Under the Agreement, Detroit Edison will purchase steam through 2008 and electricity through June 2024. In 1996, a special charge to income was recorded that included a reserve for steam purchase commitments in excess of replacement costs from 1997 through 2008. The reserve for steam purchase commitments is being amortized to fuel, purchased power and gas expense with non-cash accretion expense being recorded through 2008. In 2001, due to changes in estimated future replacement costs we reduced the reserve for future steam purchase commitments by $22 million. We purchased $37 million of steam and electricity in 2002, $41 million in 2001 and $35 million in 2000. We estimate annual steam and electric purchase commitments from 2003 until 2007 will not exceed $46 million per year. As discussed in Note 4 – Acquisitions and Dispositions, in January 2003, we sold the steam heating business of Detroit Edison to Thermal Ventures II, LLP. Due to terms of the sale, Detroit Edison will remain contractually obligated to GDRRA until 2008 and will also record an additional liability of $20 million for future commitments.

The EPA has issued ozone transport regulations and final new air quality standards relating to ozone and particulate air pollution. In September 1998, the EPA issued a State Implementation Plan (SIP) call giving states a year to develop new regulations to limit nitrogen oxide emissions because of their contribution to ozone formation. Detroit Edison has spent approximately $460 million through December 2002 and estimates that it will incur approximately $300 million to $400 million of future capital expenditures over the next five to eight years. In March 2000, the U.S. Court of Appeals ruled in favor of the EPA's SIP call regulations. The new air quality standards have been upheld in legal challenges in the U.S. Court of Appeals, but the U.S. Supreme Court has agreed to hear the appeal. Until the legal issues are resolved, management is unable to predict the full impact of the new air quality standards. Under the June 2000 Michigan restructuring legislation, beginning January 1, 2004, annual return of and on this capital expenditure, in excess of current depreciation levels, would be deferred in ratemaking, until after the expiration of the rate cap period, presently expected to end December 31, 2005.

In 1997, Enterprises, 50%-owned partnership, Washington 10, entered into a leveraged lease transaction to finance the conversion of a depleted natural gas reservoir into a 42.5 Bcf storage facility. The storage facility began operations in mid-1999 and cost $160 million to develop. Enterprises has entered into a contract with Washington 10 to market 100% of the capacity of the storage field through 2029. Under the terms of the marketing contract, Enterprises is obligated to generate sufficient revenues to cover Washington 10's lease payments and certain operating costs, which average approximately $15 million annually.

To ensure a reliable supply of natural gas at competitive prices, Enterprises has entered into long-term purchase and transportation contracts with various suppliers and producers. In general, purchases are under fixed price and volume contracts or formulas based on market prices. Enterprises has firm purchase commitments through 2010 for approximately 392 Bcf of gas. Enterprises expects that sales, based on warmer-than-normal weather, will exceed its minimum purchase commitments. Enterprises has long-term transportation and storage contracts with various companies expiring on various dates through the year 2016. Enterprises is also committed to pay demand charges of approximately $69 million during 2003 related to firm purchase and transportation agreements.

We have also entered into long-term fuel supply commitments of approximately $450 million at December 31, 2002. We estimate that 2003 base level capital expenditures will be $850 million. We have made commitments in connection with expected capital expenditures.

Other Contingencies

We purchase and sell electricity, gas and coke to numerous companies operating in the steel, automotive, energy and retail industries. During 2001 and 2002, a number of customers have filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, including certain Enron Corporation affiliates, National Steel Company and Bethlehem Steel Company. At December 31, 2002 we had approximately $65 million of accounts receivable and approximately $40 million of accounts payable with these bankrupt companies. We regularly review contingent matters relating to purchase and sale contracts and record provisions for amounts considered probable of loss. We believe our previously accrued amounts are adequate for probable losses. The final resolution of these matters is not expected to have a material effect on our financial statements in the period they are resolved.

We are involved in certain legal (including commercial matters), administrative and environmental proceedings before various courts, arbitration panels and governmental agencies concerning claims arising in the ordinary course of business. These proceedings include certain contract disputes, environmental reviews and investigations, and pending judicial matters. We cannot predict the final disposition of such proceedings. We regularly review legal matters and record provisions for claims that are considered probable of loss. The resolution of pending proceedings is not expected to have a material effect on our financial statements in the period they are resolved.

See Note 6 and Note 7 for a discussion of contingencies related to Regulatory Matters and Nuclear Operations.

NOTE 17 – RETIREMENT BENEFITS AND TRUSTEED ASSETS

Qualified Pension Plan Benefits

We have defined benefit retirement plans for eligible union and nonunion employees. Prior to December 31, 2001, we had three separate defined benefit retirement plans. Effective December 31, 2001, two of the defined benefit retirement plans merged into one plan. All of the plans are noncontributory, cover substantially all employees and provide retirement benefits based on the employees' years of benefit service, average final compensation and age at retirement. In addition, one plan also offers cash balance benefits based on annual employer contributions and interest credits. Our policy is to fund pension costs by contributing the minimum amount required by ERISA, and additional amounts as deemed appropriate by management.

Net pension cost (credit) for the years ended December 31 includes the following components:

(in Millions)	**2002**	2001	2000
Service Cost	**$ 43**	$ 40	$ 35
Interest Cost	**162**	140	107
Expected Return on Plan Assets	**(223)**	(193)	(139)
Amortization of			
Net loss	**2**	–	–
Prior service cost	**9**	10	10
Net transition asset	**(2)**	(5)	(4)
Special Termination Benefits (Note 5)	–	167	–
Net Pension Cost (Credit)	**$ (9)**	$ 159	$ 9

The following table reconciles the obligations, assets and funded status of the plans as well as the amounts recognized as prepaid pension cost or pension liability in the consolidated statement of financial position at December 31:

(in Millions)	**2002**	2001
Accumulated Benefit Obligation at the End of the Period	**$ 2,299**	$ 2,023
Projected Benefit Obligation at the Beginning of the Period	**$ 2,219**	$ 1,540
Service Cost	**43**	40
Interest Cost	**162**	140
Actuarial Loss	**235**	103
Special Termination Benefits (Note 5)	–	167
Benefits Paid	**(160)**	(206)
MCN Energy Acquisition	–	481
Plan Amendments	–	(46)
Projected Benefit Obligation at the End of the Period	**$ 2,499**	$ 2,219
Plan Assets at Fair Value at the Beginning of the Period	**$ 2,183**	$ 1,416
Actual Return on Plan Assets	**(213)**	(36)
Company Contributions	**35**	35
Benefits Paid	**(160)**	(206)
MCN Energy Acquisition	–	974
Plan Assets at Fair Value at the End of the Period	**$ 1,845**	$ 2,183
Funded Status of the Plans	**$ (654)**	$ (36)
Unrecognized		
Net loss	**1,080**	442
Prior service cost	**54**	31
Net transition asset	–	(2)
Net Amount Recognized	**$ 480**	$ 435
Amount Recorded as:		
Prepaid Pension Asset	**$ 172**	$ 435
Accrued Pension Liability	**(531)**	–
Accumulated Other Comprehensive Loss	**785**	–
Intangible Asset	**54**	–
	$ 480	$ 435

Assumptions used in determining the projected benefit obligation at December 31 are listed below:

	2002	2001	2000
Discount rate	**6.75%**	7.25%	7.5%
Annual increase in future compensation levels	**4.0%**	4.0%	4.0%
Expected long-term rate of return on Plan assets	**9.0%**	9.5%	9.5%

In December 2002, we recognized an additional minimum pension liability as required under SFAS No. 87, *"Employers' Accounting for Pensions."* An additional pension liability may be required when the accumulated benefit obligation of the plan exceeds the fair value of plan assets. Under SFAS No. 87, we recorded an additional minimum pension liability of $839 million, ($531 million after netting the previously recognized prepaid pension asset associated with the non union plan), an intangible asset of $54 million and an other comprehensive loss of $785 million ($510 million after tax).

In January 2003, we made a $222 million cash contribution to our defined benefit retirement plans.

We also sponsor defined contribution retirement savings plans. Participation in one of these plans is available to substantially all union and nonunion employees. We match employee contributions up to certain predefined limits based upon eligible compensation and in certain plans, years of credited service. The cost of these plans was $25 million in 2002, $26 million in 2001 and $22 million in 2000.

Nonqualified Pension Benefit Plans

We maintain three supplemental nonqualified, noncontributory, retirement benefit plans for selected management employees. These plans provide for benefits that supplement those provided by DTE Energy's other retirement plans.

Net pension cost for the years ended December 31 includes the following components:

(in Millions)	2002	2001	2000
Service Cost	**$ 1**	$ 1	$ 1
Interest Cost	**3**	2	1
Amortization of			
Net loss	**1**	–	–
Prior service cost	**1**	1	1
Special Termination Benefits (Note 5)	**–**	6	–
Net Pension Cost	**$ 6**	$ 10	$ 3

The table below reconciles the obligations, assets and funded status of the plans as well as the amounts recognized as an accrued pension liability in the consolidated statement of financial position at December 31:

(in Millions)	2002	2001
Accumulated Benefit Obligation at the End of the Period	**$ 49**	$ 39
Projected Benefit Obligation at the Beginning of the Period	**$ 42**	$ 22
Service Cost	**1**	1
Interest Cost	**3**	2
Actuarial Loss	**7**	2
Special Termination Benefits (Note 5)	**–**	6
Benefits Paid	**(3)**	(4)
MCN Energy Acquisition	**–**	13
Projected Benefit Obligation at the End of the Period	**$ 50**	$ 42
Plan Assets at Fair Value at the Beginning of the Period	**$ –**	$ –
Company Contributions	**3**	4
Benefits Paid	**(3)**	(4)
Plan Assets at Fair Value at the End of the Period	**$ –**	$ –
Funded Status of the Plans	**$ (50)**	$ (42)
Unrecognized		
Net loss	**12**	6
Prior service cost	**3**	4
Net Amount Recognized	**$ (35)**	$ (32)
Amount Recorded as:		
Accrued Pension Liability	**$ (51)**	$ (32)
Accumulated Other Comprehensive Loss	**13**	–
Intangible Asset	**3**	–
	$ (35)	$ (32)

Assumptions used in determining the projected benefit obligation at December 31 are listed below:

	2002	2001	2000
Discount rate	**6.75%**	7.25%	7.5%
Annual increase in future compensation levels	**4.0%**	4.0%	4.0%

Under SFAS No. 87, we recorded an additional minimum pension liability of $16 million, an intangible asset of $3 million and an other comprehensive loss of $13 million ($8 million after tax) in December 2002.

Other Postretirement Benefits

We provide certain postretirement health care and life insurance benefits for some employees who may become eligible for these benefits while working for us.

Net postretirement cost for the years ended December 31 includes the following components:

(in Millions)	**2002**	2001	2000
Service Cost	$ **30**	$ 27	$ 22
Interest Cost	**78**	67	48
Expected Return on Plan Assets	**(59)**	(57)	(46)
Amortization of			
Net loss	**3**	1	–
Prior service cost	**(1)**	–	–
Net transition obligation	**19**	20	20
Special Termination Benefits (Note 5)	–	46	–
Net Postretirement Cost	$ **70**	$ 104	$ 44

The table below reconciles the obligations, assets and funded status of the plans including amounts recorded as accrued postretirement cost in the consolidated statement of financial position at December 31:

(in Millions)	**2002**	2001
Accumulated Postretirement Benefit *Obligation at the Beginning of the Period*	$ **1,127**	$ 751
Service Cost	**30**	27
Interest Cost	**78**	67
Actuarial Loss	**326**	62
Special Termination Benefits (Note 5)	–	46
MCN Energy Acquisition	–	236
Plan Amendments	–	(12)
Benefits Paid	**(67)**	(50)
Accumulated Postretirement Benefit Obligation at the End of the Period	$ **1,494**	$ 1,127
Plan Assets at Fair Value at the Beginning of the Period	$ **624**	$ 517
Actual Return on Plan Assets	**(60)**	(25)
Company Contributions	**33**	11
Benefits Paid	**(60)**	(54)
MCN Energy Acquisition	–	175
Plan Assets at Fair Value at the End of the Period	$ **537**	$ 624
Funded Status of the Plans	$ **(957)**	$ (503)
Unrecognized		
Net loss	**641**	187
Prior service cost	**(7)**	(12)
Net transition obligation	**191**	226
Accrued Postretirement Liability	$ **(132)**	$ (102)

Assumptions used in determining the projected benefit obligation at December 31 are listed below:

	2002	2001	2000
Discount rate	**6.75%**	7.25%	7.5%
Expected long-term rate of return on Plan assets	**9.0%**	9.5%	9.5%

Benefit costs were calculated assuming health care cost trend rates beginning at 10% for 2003 and decreasing to 5% in 2009 and thereafter for persons under age 65 and decreasing from 9% to 5% for persons age 65 and over. A one-percentage-point increase in health care cost trend rates would have increased the total service cost and interest cost components of benefit costs by $15 million. The accumulated benefit obligation would have increased by $118 million at December 31, 2002. A one-percentage-point decrease in the health care cost trend rates would have decreased the total service and interest cost components of benefit costs by $13 million and would have decreased the accumulated benefit obligation by $106 million at December 31, 2002.

In 2003, DTE Energy amended its postretirement health care and life insurance plans to reduce benefits, modify eligibility criteria and increase retiree co-pays. The changes reduced the postretirement benefit obligation by $85 million and the expected 2003 postretirement costs by $21 million. The reduction in postretirement benefit obligation and costs *is not reflected in the previous tables.*

Grantor Trust

MichCon maintains a Grantor Trust that invests in life insurance contracts and income securities. Employees and retirees have no right, title or interest in the assets of the Grantor Trust, and MichCon can revoke the trust subject to providing the MPSC with prior notification.

NOTE 18 – STOCK-BASED COMPENSATION

The DTE Energy Company 2001 Stock Incentive Plan permits the grant of incentive stock options, non-qualifying stock options, stock awards, performance shares and performance units. A maximum of 18 million shares of common stock may be issued under the plan. Participants in the plan include our employees and Board members. As of December 31, 2002, no performance units have been granted under the plan.

Prior to 2001, stock options, stock awards and performance shares were issued under the Long-Term Incentive Plan adopted in 1995.

Options

Options are exercisable at a rate according to the terms of the individual stock option award agreements. The options will expire 10 years after the date of the grant. The option exercise price equals the fair value of the stock on the date that the option was granted. Stock option activity was as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2000 (194,371 exercisable)	999,075	$ 37.03
Granted	2,023,400	$ 32.12
Exercised	(10,750)	$ 28.50
Canceled	(29,500)	$ 41.14
Outstanding at December 31, 2000 (442,431 exercisable)	2,982,225	$ 33.69
Granted	2,775,341	$ 42.74
Exercised	(402,442)	$ 32.31
Canceled	(73,500)	$ 36.26
Outstanding at December 31, 2001 (1,678,870 exercisable)	5,281,624	$ 38.51
Granted	1,334,370	$ 42.08
Exercised	(678,715)	$ 34.64
Canceled	(456,684)	$ 38.74
Outstanding at December 31, 2002 (2,285,323 exercisable at a weighted average exercise price of $38.79)	5,480,595	$ 39.87

The range of exercise prices for options outstanding at December 31, 2002, was $27.62 to $46.74. The number, weighted average exercise price and weighted average remaining contractual life of options outstanding were as follows:

Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$27.62 - $38.04	1,333,880	$31.83	6.86 years
$38.60 - $42.44	2,267,814	$41.06	8.21 years
$42.60 - $44.54	875,540	$42.68	8.36 years
$45.28 - $46.74	1,003,361	$45.43	8.45 years
	5,480,595	$39.87	7.95 years

We apply APB Opinion 25, *"Accounting for Stock Issued to Employees."* Accordingly, compensation expense has been recorded for options granted. As required by SFAS No. 123, *"Accounting for Stock-Based Compensation,"* we have determined fair value for these options at the date of grant using a Black-Scholes based option pricing model and the following assumptions:

	2002	2001	2000
Risk-free interest rate	**5.33 %**	5.40 %	6.57 %
Dividend yield	**4.90 %**	4.73 %	6.48 %
Expected volatility	**19.79 %**	19.78 %	18.51 %
Expected life	**6 years**	10 years	10 years
Fair value per option	**$ 6.25**	$ 8.81	$ 5.19

Stock Awards

Under the plan, stock awards are granted and restricted for varying periods which currently do not exceed four years. Participants have all rights of a shareholder with respect to a stock award, including the right to receive dividends and vote the shares; provided, that during such period (i) a participant may not sell, transfer, pledge, exchange or otherwise dispose of shares granted pursuant to a stock award; (ii) we shall retain custody of the certificates evidencing shares granted pursuant to a stock award; and (iii) the participant will deliver to us a stock power with respect to each stock award.

The stock awards are recorded at cost which approximates the market value on the date of grant. We account for stock awards as unearned compensation, which is recorded as a reduction to common stock. The cost is amortized to compensation expense over the vesting period. Stock award activity for the years ended December 31 was:

	2002	2001	2000
Restricted common shares awarded	**113,410**	247,640	29,565
Weighted average market price of shares awarded	**$ 42.92**	$ 44.35	$ 32.00
Compensation cost charged against income (in thousands)	**$ 4,101**	$ 2,484	$ 1,130

Performance Share Awards

Under the plan, performance shares are awards stated with reference to a specified number of shares of common stock that entitles the holder to receive a cash payment or shares of common stock or a combination thereof. The final value of the award is determined by the achievement of certain performance objectives, as defined in the plan. The awards vest as of the end of a specified period. Beginning with the grant date, we account for performance share awards by accruing an amount based on the following: (i) the number of shares expected to be awarded based on the probable achievement of certain performance objectives, (ii) the market value of the shares, and (iii) the vesting period. For 2002 and 2001, we accrued compensation expense related to performance share awards totaling $3.6 million and $1.2 million, respectively.

During the applicable restriction period, the recipient of a performance share award has no shareholder rights. However, recipients will be paid an amount equal to the dividend equivalent on such shares. Performance share awards are nontransferable and are subject to risk of forfeiture. As of December 31, 2002, there were 422,249 performance share awards outstanding.

NOTE 19 – SEGMENT AND RELATED INFORMATION

Beginning in 2002, we realigned our internal and external financial reporting structure into three strategic business units (Energy Resources, Energy Distribution and Energy Gas) that have both regulated and non-regulated operations. The balance of our business consists of Corporate & Other. Based on this structure we set strategic goals, allocate resources and evaluate performance. This results in the following nine reportable segments:

Energy Resources

- *Regulated* operations include the power generation services of Detroit Edison, the company's electric utility. Electricity is generated from Detroit Edison's numerous fossil plants or its nuclear plant and sold throughout Southeastern Michigan to residential, commercial, industrial and wholesale customers.
- *Non-regulated*

  Energy Services is comprised of various businesses that develop, acquire and manage energy-related assets and services. Such projects include coke production, synfuels production, on-site energy projects and merchant generation facilities.

  Energy Marketing & Trading consists of the electric and gas marketing and trading operations of DTE Energy Trading Company and the natural gas marketing and trading operations of DTE Enterprises, which was acquired as part of the MCN Energy merger. Energy Marketing & Trading enters into forwards, futures, swaps and option contracts as part of its trading strategy.

  Other non-regulated operations consist of businesses involved in coal services and landfill gas recovery.

Energy Distribution

- *Regulated* operations include the electric distribution services of Detroit Edison, and the electric transmission services of the ITC. Energy Distribution distributes electricity generated by Energy Resources to Detroit Edison's 2.1 million residential, commercial and industrial customers.
- *Non-regulated* operations include businesses that market and distribute a broad portfolio of distributed generation products, provide application engineering, and monitor and manage system operations.

Energy Gas

- *Regulated* operations include gas distribution services provided by MichCon, the company's gas utility that purchases, stores and distributes natural gas throughout Michigan to 1.2 million residential, commercial and industrial customers.
- *Non-regulated* operations include the exploration and production of gas and the gathering, processing and storing of gas. Certain pipeline and storage assets are primarily supported by the Energy Marketing & Trading segment.

Corporate & Other includes administrative and general expenses, and interest costs of DTE Energy corporate that have not been allocated to the regulated and non-regulated businesses. Corporate & Other also includes various other non-regulated operations, including investments in new emerging energy technologies.

Goodwill allocated to each segment was as follows at December 31, 2002:

(in Millions)	
Energy Resources	
Regulated – Power Generation	$ 406
Non-regulated	
Energy Services	43
Energy Marketing & Trading	17
Other	7
Total Non-regulated	67
	473
Energy Distribution	
Regulated – Power Distribution & Transmission	841
Non-regulated	12
	853
Energy Gas	
Regulated – Gas Distribution	776
Non-regulated	17
	793
	$ 2,119

The income tax provisions or benefits of DTE Energy's subsidiaries are determined on an individual company basis and recognize the tax benefit of Section 29 tax credits and net operating losses. The subsidiaries record income tax payable to or receivable from DTE Energy resulting from the inclusion of its taxable income or loss in DTE Energy's consolidated tax return. Inter-segment revenues are not material. Financial data of the business segments follows:

(in Millions) 2002	Operating Revenue	Depreciation, Depletion & Amortization	Interest Expense	Income Taxes	Net Income	Total Assets	Capital Expenditures
Energy Resources							
Regulated – Power Generation	$ 2,711	$ 331	$ 184	$ 120	$ 241	$ 7,356	$ 395
Non-Regulated							
Energy Services	682	23	16	(264)	182	1,536	130
Energy Marketing & Trading	681	3	15	13	25	822	–
Other	102	9	4	(19)	7	256	8
Total Non-Regulated	1,465	35	35	(270)	214	2,614	138
Total Energy Resources	4,176	366	219	(150)	455	9,970	533
Energy Distribution							
Regulated – Power Distribution & Transmission	1,365	268	126	80	153	4,568	306
Non-Regulated	39	2	1	(9)	(16)	60	2
	1,404	270	127	71	137	4,628	308
Energy Gas							
Regulated – Gas Distribution	1,369	104	57	36	66	2,467	93
Non-Regulated	87	19	6	14	26	427	32
	1,456	123	63	50	92	2,894	125
Corporate & Other	16	–	211	(29)	(52)	2,437	18
Reconciliation & Eliminations	(303)	–	(72)	(1)	–	(691)	–
Total	$ 6,749	$ 759	$ 548	$ (59)	$ 632	$ 19,238	$ 984

(in Millions) 2001	Operating Revenue	Depreciation, Depletion & Amortization	Interest Expense	Income Taxes	Net Income	Total Assets	Capital Expenditures
Energy Resources							
Regulated – Power Generation	$ 2,788	$ 385	$ 181	$ 83	$ 183	$ 7,260	$ 348
Non-Regulated							
Energy Services	434	36	22	(173)	115	1,185	257
Energy Marketing & Trading	554	2	13	24	44	835	–
Other	143	10	5	(15)	6	206	–
Total Non-Regulated	1,131	48	40	(164)	165	2,226	257
Total Energy Resources	3,919	433	221	(81)	348	9,486	605
Energy Distribution							
Regulated – Power Distribution & Transmission	1,263	259	125	74	186	4,472	362
Non-Regulated	21	1	1	(6)	(10)	66	5
	1,284	260	126	68	176	4,538	367
Energy Gas							
Regulated – Gas Distribution	615	61	34	(21)	15	2,496	66
Non-Regulated	51	12	7	5	11	409	23
	666	73	41	(16)	26	2,905	89
Corporate & Other	11	29	113	(16)	(14)	2,401	35
Merger and Restructuring Charge	–	–	–	–	(175)	–	–
MCN Energy Merger Goodwill Amortization	–	–	–	–	(29)	–	–
Reconciliation & Eliminations	(89)	–	(33)	(65)	–	(449)	–
Total	$ 5,791	$ 795	$ 468	$ (110)	$ 332	$ 18,881	$ 1,096

(in Millions) 2000	Operating Revenue	Depreciation, Depletion & Amortization	Interest Expense	Income Taxes	Net Income	Total Assets	Capital Expenditures
Energy Resources							
Regulated – Power Generation	$ 2,911	$ 468	$ 159	$ 120	$ 252	$ 7,085	$ 195
Non-Regulated							
Energy Services	338	29	28	(128)	100	808	100
Energy Marketing & Trading	26	–	–	5	10	468	–
Other	137	8	5	(21)	(7)	216	63
Total Non-Regulated	501	37	33	(144)	103	1,492	163
Total Energy Resources	3,412	505	192	(24)	355	8,577	358
Energy Distribution							
Regulated – Power Distribution & Transmission	1,218	251	118	61	175	3,900	389
Non-Regulated	11	2	1	(6)	(10)	19	–
	1,229	253	119	55	165	3,919	389
Energy Gas							
Regulated – Gas Distribution	–	–	–	–	–	–	–
Non-Regulated	–	–	–	–	–	–	–
	–	–	–	–	–	–	–
Corporate & Other	6	–	91	(13)	(36)	909	2
Merger and Restructuring Charge	–	–	–	–	(16)	–	–
Reconciliation & Eliminations	(9)	–	(66)	(9)	–	(749)	–
Total	$ 4,638	$ 758	$ 336	$ 9	$ 468	$ 12,656	$ 749

NOTE 20 – SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly earnings per share may not total for the years, since quarterly computations are based on weighted average common shares outstanding during each quarter.

(in Millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2002					
Operating Revenues	$ 1,896	$ 1,478	$ 1,636	$ 1,739	$ 6,749
Operating Income	$ 348	$ 199	$ 286	$ 272	$ 1,105
Net Income	$ 200	$ 68	$ 161	$ 203	$ 632
Basic Earnings per Share	$ 1.25	$ .42	$ .96	$ 1.22	$ 3.85
Diluted Earnings per Share	$ 1.24	$ .42	$ .96	$ 1.21	$ 3.83
2001					
Operating Revenues	$ 1,161	$ 1,306	$ 1,585	$ 1,739	$ 5,791
Operating Income (Loss)	$ 244	$ (88)	$ 212	$ 328	$ 696
Net Income (Loss)	$ 138 (1)	$ (87)	$ 63	$ 218	$ 332 (1)
Basic Earnings (Loss) per Share	$ .98 (1)	$ (.60)	$ .38	$ 1.41	$ 2.17 (1)
Diluted Earnings (Loss) per Share	$ .97 (1)	$ (.60)	$ .38	$ 1.41	$ 2.16 (1)

(1) 2001 earnings were favorably impacted by $3 million or $.02 per share due to an accounting change.

Statistical Review

(Dollars in Millions, Except Common Share Data)	2002	2001	2000	1999
Operating Revenues				
Regulated	$ 5,445	$ 4,666	$ 4,129	$ 4,047
Non-regulated	1,304	1,125	509	452
Total	$ 6,749	$ 5,791	$ 4,638	$ 4,499
Net Income				
Regulated	$ 460	$ 384	$ 427	$ 434
Non-regulated	172	152	57	49
Merger, restructuring and goodwill amortization	–	(204)	(16)	–
	$ 632	$ 332	$ 468	$ 483
Diluted Earnings per Share				
Regulated	$ 2.79	$ 2.50	$ 2.99	$ 3.00
Non-regulated	1.04	0.98	0.40	0.33
	3.83	3.48	3.39	3.33
Merger, restructuring and goodwill amortization	–	(1.32)	(0.12)	–
	$ 3.83	$ 2.16	$ 3.27	$ 3.33
Electric Utility Deliveries *(Millions of kWh)*	53,702	51,137	52,234	55,524
Electric Utility Customers at Year End *(Thousands)*	2,136	2,125	2,110	2,089
Gas Utilty Deliveries *(Bcf)* (1)	835	917	945	866
Gas Utility Customers at Year End *(Thousands)* (1)	1,267	1,235	1,235	1,220
Financial Position at Year End				
Net property	$ 9,813	$ 9,549	$ 7,387	$ 7,148
Total assets	$ 19,238	$ 18,881	$ 12,656	$ 12,316
Redeemable Preferred Securities	$ 271	$ 274	$ –	$ –
Long-term debt, including capital leases	$ 7,514	$ 7,667	$ 4,039	$ 4,091
Total shareholders' equity	$ 4,565	$ 4,589	$ 4,009	$ 3,909
Common Share Data				
Dividends declared per share	$ 2.06	$ 2.06	$ 2.06	$ 2.06
Average shares outstanding-diluted *(millions)*	165	154	143	145
Book value per share	$ 27.26	$ 28.48	$ 28.14	$ 26.75
Market price: High	$ 47.70	$ 47.13	$ 41.25	$ 44.69
Low	$ 33.05	$ 33.13	$ 28.44	$ 31.06
Year end	$ 46.40	$ 41.94	$ 38.94	$ 31.63
Miscellaneous Financial Data				
Cash flow from operations	$ 974	$ 811	$ 1,015	$ 1,084
Capital expenditures	$ 984	$ 1,096	$ 749	$ 739
Employees at year end	11,095	11,030	9,144	8,886

(1) Gas Utility data shown prior to May 2001 is presented for informational purposes only. The acquisition of MCN Energy became effective on May 31, 2001.

(I believe) *IN RESPECTING OTHERS*



Mary Webb
Maintenance General Foreman
Monroe Power Plant

1998	1997	1996	1995	1994	1993	1992
$ 3,902	$ 3,657	$ 3,642	$ 3,634	$ 3,519	$ 3,555	$ 3,558
272	107	3	2	–	–	–
$ 4,174	$ 3,764	$ 3,645	$ 3,636	$ 3,519	$ 3,555	$ 3,558
$ 412	$ 405	$ 312	$ 406	$ 390	$ 491	$ 558
31	12	(3)	–	–	–	–
–	–	–	–	–	–	–
$ 443	$ 417	$ 309	$ 406	$ 390	$ 491	$ 558
$ 2.83	$ 2.79	$ 2.15	$ 2.80	$ 2.67	$ 3.34	$ 3.79
0.22	.09	(.02)	–	–	–	–
3.05	2.88	2.13	2.80	2.67	3.34	3.79
–	–	–	–	–	–	–
$ 3.05	$ 2.88	$ 2.13	$ 2.80	$ 2.67	$ 3.34	$ 3.79
54,913	50,642	48,453	48,942	46,132	46,576	43,901
2,068	2,051	2,025	2,002	1,980	1,964	1,950
850	941	895	730	667	637	542
1,206	1,193	1,183	1,173	1,155	1,142	1,130
$ 6,943	$ 8,934	$ 8,833	$ 8,823	$ 8,925	$ 8,900	$ 9,024
$ 12,088	$ 11,223	$ 11,015	$ 11,131	$ 10,993	$ 11,135	$ 10,309
$ –	$ –	$ –	$ –	$ –	$ –	$ –
$ 4,323	$ 3,914	$ 3,894	$ 3,884	$ 3,951	$ 3,972	$ 4,129
$ 3,698	$ 3,706	$ 3,588	$ 3,763	$ 3,706	$ 3,677	$ 3,448
$ 2.06	$ 2.06	$ 2.06	$ 2.06	$ 2.06	$ 2.06	$ 1.98
145	145	145	145	146	147	147
$ 25.49	$ 24.51	$ 23.69	$ 23.62	$ 22.89	$ 22.34	$ 21.13
$ 49.25	$ 34.75	$ 37.25	$ 34.88	$ 30.25	$ 37.13	$ 35.25
$ 33.50	$ 26.13	$ 27.63	$ 25.75	$ 24.25	$ 29.88	$ 30.25
$ 43.06	$ 34.69	$ 32.38	$ 34.50	$ 26.13	$ 30.00	$ 32.75
$ 834	$ 905	$ 1,079	$ 913	$ 923	$ 1,110	$ 1,063
$ 589	$ 484	$ 531	$ 454	$ 366	$ 396	$ 416
8,781	8,732	8,526	8,340	8,494	8,919	9,183

(I believe) *IN CONTINUOUS LEARNING*



Jim Bess
Gas Operations
Technician

Words
Our Industry Uses

Coke and Coke Battery

Raw coal is heated to high temperatures in ovens to drive off impurities, leaving a carbon residue called coke. Coke is combined with iron ore to create a high metallic iron that is used to produce steel. A series of coke ovens configured in a module is referred to as a battery.

Distributed Generation (DG)

Electric energy produced at or close to the point of use, in contrast to central station generation which generally produces electricity at large power plants and transmits and distributes power over long distances. DG includes fuel cells, small gas turbine engines called micro-turbines, and other devices capable of producing 2 kilowatts to 1 megawatt of power.

Customer Choice

The customer choice programs are statewide initiatives giving customers in Michigan the option to choose alternative suppliers for electricity and gas.

Gas Cost Recovery Mechanism

A gas cost recovery mechanism authorized by the MPSC that was reinstated by MichCon in January 2002, permitting MichCon to pass the cost of natural gas to its customers.

Power Supply Cost Recovery Mechanism

A power supply cost recovery mechanism authorized by the MPSC that allowed Detroit Edison to recover through rates its fuel, fuel-related and purchased power electric expenses. The clause was suspended under Michigan's new restructuring legislation signed into law June 5, 2000, which lowered and froze electric customer rates.

Section 29 Tax Credits

Tax credits as authorized under Section 29 of the Internal Revenue Code that are designed to stimulate investment in and development of alternate fuel sources.

Securitization

Detroit Edison financed specific stranded costs at lower interest rates through the sale of rate reduction bonds by a wholly owned special purpose entity, the Detroit Edison Securitization Funding LLC.

Stranded Costs

Costs incurred by utilities in order to serve customers in a regulated environment are not expected to be recoverable if customers switch to alternative suppliers of electricity and gas.

Synfuels

The synthetic fuel process involves chemically modifying and binding particles of coal to produce a fuel that is used for power generation and coke production.

DTE Energy



Detroit Edison

Celebrating the past...

Energizing the future






DETROIT EDISON SERVES


YOU CAN'T BEAT



Celebrating the past...

Energizing the future.



Detroit Edison's incorporation document

Pole installation

Conners Creek Power Plant

Conners Creek boiler room party, 1914

Delivering bills door-to-door

(I believe) in acting with HONOR and INTEGRITY

Forty-six guests filed through the ash pit into the boiler's combustion chamber. Dressed formally and seated at a banquet table built over stokers, the partygoers chattered excitedly. It was November 28, 1914, and Detroit Edison's Conners Creek Power Plant was celebrating construction of its first large boiler that would supply electricity to the eastside of the city. Detroit's first power plant, built in 1904 in the Delray neighborhood, was already providing electricity to westside neighborhoods.

Just eleven years earlier, on January 17, 1903, company founders purchased securities of two corporations providing electric power and light in Detroit. This was Detroit Edison's foundation. Built on a solid base of core values of respect, integrity, learning, customer service and business success, the embryonic electric company was on the cusp of a revolution. That same year, Henry Ford, who had been chief engineer/mechanic at the Edison Illuminating Company, predecessor to Detroit Edison, founded Ford Motor Company. Detroit Edison would now produce the electricity that empowered both individuals and industry.



1886
Edison Illuminating Company of Detroit, predecessor of Detroit Edison, organized.



1903
Several local utility companies combine and incorporate as Detroit Edison on January 17, 1903. The average yearly household electric bill was $3.00.



1912
Alex Dow becomes second president, after Charles Wetmore (1903).



1929
The Electrochef stove is designed by Warren Noble for Detroit Edison and sold to Electromaster, Inc. The Electrochef's superior design set the standard for quality electric stoves.



1940
Walker Cisler, the company's fifth president, receives medals for reelectrifying Europe after WWII.



1948
Reddy Kilowatt introduced as a Detroit Edison emblem. Reddy was used by many United State[s] utilities to promote the use of electricity.



1957
An IBM 705 computer generates bills for maili[ng]. Previously bills were ha[nd] or typewritten and deliv[ered] door-to-door.

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DTE Energy
Detroit Edison


n Farm
house, c. 1913


Thomas Edison and Enrico Fermi


Monitoring equipment


Sarah Sheridan


Alex Dow and Henry Ford

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in striving to be INNOVATIVE and CREATIVE

And produce it did. Between 1924 and 1929, Detroit Edison increased its electrical production capacity by building the Marysville, Trenton Channel and Delray 3 Power Plants. The post-war boom brought the St. Clair Power Plant onboard in 1954 and the River Rouge Power Plant in 1956. That same year, ground was broken for Fermi I, the world's first experimental liquid-metal-cooled, fast-breeder reactor, producing electricity for the first time in 1966. The Monroe Power Plant went online in 1971 and by 1978, construction began on the Belle River Power Plant. The Fermi 2 nuclear plant went online a decade later.

With a diverse work force that numbers more than 11,000 and a customer base of nearly 2.1 million, the beliefs of the early founders were firmly ensconced at Detroit Edison when it merged with MichCon to operate under the DTE Energy umbrella. Sarah Sheridan, one of the first employees of the company, and the first woman vice president (1921), commenting on business in a 1941 address said, "Public utilities have responsibilities and obligations to customers beyond the responsibilities and obligations of competitive businesses. This carries the implication of the highest ethical standards in the conduct of the business. There should be no failure to deliver service of the highest quality consistent with collectible costs. It's a new world...the old order changes – every day – and we must change with it."



1966
Detroit Edison enters the atomic age as the Enrico Fermi Atomic Power Plant begins generating electricity.



1986
Detroit Edison's philanthropy dates back to 1918 when it gave its first charitable contribution to aid the American Red Cross humanitarian efforts in World War I. In 1986, the Detroit Edison Foundation was formed to act as the channel through which its tradition of caring continued.



2001
DTE Energy and MCN Energy Group merger completed.



2003
DTE Energy celebrates the 100th birthday of its electric subsidiary, Detroit Edison. While our core business will always be energy, the future will look nothing like the past.

[1970] [1980] [1990] [2000] [2001] [2002] [2003]



1978
Detroit Edison exchanged light bulbs at no charge for nearly 75 years. A class action suit brought against Detroit Edison ordered the company to stop this practice on May 26, 1978.



1989
Detroit Edison launches the popular "Oh Isiah" radio and TV advertising campaign. Piston's star Isiah Thomas reminded kids and adults to use electricity safely.



1991
Detroit Edison earns a national environmental award for its power plant emissions reduction program. The company continues to actively support programs to improve the environment.


DTE Energy

Miss DIG construction safety service advertisement, 1970

1996 DTE Energy holding company formed



1988 Fermi 2 begins commercial operations



2001 DTE Energy and MCN Energy Group merger completed

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in establishing and pursuing CLEAR, WELL-DEFINED goals

As the utility industry changes, DTE Energy looks to energize the future with new developments. We're working hard to create new energy infrastructures that will fuel society's growth today without compromising the needs of future generations. We envision a system where traditional power plants will be supplemented by energy sources such as distributed generation, which produces electricity safely, cleanly and reliably near or at the point of use, rather than at large central power stations. In 2003 we celebrate our foundation, our values and our past, as we look to energize the future.


DETROIT EDISON
100
years
1903 · Energizing the Future · 2003

Other information about DTE Energy

Market for the Company's Common Equity and Related Shareholder Matters

DTE Energy's common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange (symbol DTE). The following table indicates the reported high and low sales prices of DTE Energy common stock on the composite tape of the New York Stock Exchange and dividends paid per share for each quarterly period during the past two years:

Calendar	Quarter	High	Low	Dividends Declared Per Share
2002	First	$ 45.75	$ 39.65	$ 0.515
	Second	47.70	42.65	0.515
	Third	44.56	33.05	0.515
	Fourth	46.90	38.20	0.515
2001	First	$ 40.20	$ 33.13	$ 0.515
	Second	47.13	39.79	0.515
	Third	47.04	41.30	0.515
	Fourth	45.00	39.90	0.515

As of Dec. 31, 2002, 167,462,430 shares of the company's common stock were outstanding. These shares were held by a total of 109,596 shareholders.

Distribution of Ownership of DTE Energy Common Stock as of Dec. 31, 2002:

Type of Owner	Owners	Shares
Individuals	66,589	22,859,193
Joint Accounts	41,464	16,882,544
Trust Accounts	513	256,719
Nominees	21	126,890,446
Institutions/Foundations	151	69,579
Brokers/Security Dealers	30	15,134
Others	828	488,815
Total	109,596	167,462,430

State and Country	Owners	Shares
Michigan	56,142	22,341,603
Florida	6,566	2,844,676
California	5,480	1,869,833
New York	4,414	128,347,546
Illinois	4,172	1,452,884
Ohio	3,426	1,121,518
44 Other States	28,943	9,356,173
Foreign Countries	453	128,197
Total	109,596	167,462,430

Annual Meeting of Shareholders

The 2003 Annual Meeting of DTE Energy Shareholders will be held at 10 a.m., Detroit time, Thursday, April 17, 2003, at the DTE Energy Building, 660 Plaza Drive, Detroit.

Corporate Address

DTE Energy, 2000 2nd Ave., Detroit, MI 48226-1279
Telephone: 313.235.4000 www.dteenergy.com

Independent Auditors

Deloitte & Touche LLP
600 Renaissance Center, Suite 900, Detroit, MI 48243-1704

Form 10-K

We will provide without charge to our shareholders copies of Form 10-K, Securities and Exchange Commission Annual Report. Written requests should be directed to: *Susan M. Beale*, Vice President and Corporate Secretary, DTE Energy, 2000 2nd Ave., Detroit, MI 48226-1279, or www.dteenergy.com/investors

Transfer Agent

Send certificates for transfer and address changes to:
Bank of New York, Receive and Deliver Department,
P.O. Box 11002, Church Street Station, New York, NY 10286,
or refer to the Bank of New York's stock transfer
Web site: www.stockbny.com

Registrar of Stock

Address shareholder inquiries to:
Bank of New York, Shareholder Relations Department,
P.O. Box 11258, Church Street Station, New York, NY 10286,
or e-mail inquiries to: shareowner-svcs@bankofny.com

Other Shareholder Information

As a service to shareholders of record, DTE Energy offers direct deposit of dividend payments through the Bank of New York. Payments can be electronically transferred directly to the bank or savings and loan account of choice on the payment date. Please write to the address below, or call 866.388.8558 to receive an authorization form to request direct deposit of dividend payments.

Bank of New York, Shareholder Relations Department,
P.O. Box 11258, Church Street Station, New York, NY 10286,
or e-mail inquiries to: shareowner-svcs@bankofny.com

The company also produces an environmental stewardship report. For a copy write to: Roberta Urbani, Environmental Initiatives, DTE Energy, 2000 2nd Ave., 1051 WCB, Detroit, MI 48226-1279.

Printed by Case-Hoyt,
A St. Ives Group Company
Rochester, New York.


DTE
LISTED
NYSE

DTE Energy Company
2000 2nd Ave., Detroit, MI 48226-1279
www.dteenergy.com



DTE Energy®

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